UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

Management Proposal
AGM/EGM 2021

TIMB LISTED NYSE
TIMS B3 LISTED NM ISE B3



Information about:

Annual and Extraordinary Shareholders' Meeting

March 30th, 2021

Time: 02h30 p.m.

Location: Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, Cidade e Estado do Rio de Janeiro

4G MAIOR E MELHOR COBERTURA 4.5G 5G DSS

TIM
Imagine as possibilidades

TIM

Summary

01 – Call Notice

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on March 30th, 2021, at 2.30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2020; **(2)** To resolve on the management's proposal for the allocation of the results of the 2020 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado* Regulations"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2021 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 14th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; **(2)** To resolve on the Company's Long-Term Incentive Plan proposal; and **(3)** To resolve on the amendment and restatement of the Company's By-laws.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 4, I, of CVM Instruction No. 481/2009 and for the purposes of CVM Instruction No. 165/1991, we inform that the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder’s Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/1976.

3. The Shareholder may participate either in person or represented by a duly constituted proxy, as provided by Section 126 of Law No. 6,404/1976 and by §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In-person**: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. **By distance voting ballot:** The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company’s shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the Voting Instructions.

4. The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Adrian Calaza, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 25th, 2021.

Nicandro Durante

Chairman of the Board of Directors

02 – Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2020

TIM S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2020

Dear Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº02/2020, and as set forth in the CVM Instruction Nr. 481/2009, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2020, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

www.tim.com.br/ir

Rio de Janeiro, February 25th, 2021.

Nicandro Durante
Chairman of the Board of Directors

03 – Item 10 from the Reference Form

10.1. Executive Officers should comment on:

The financial information included in this Reference Form, except when stated otherwise, refers to our consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018.

Due to the reverse merger of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) at the end of August 2020, 2020 full year results present TIM S.A.'s figures, in accordance with said company's Financial Statements. In order to provide an adequate comparison from the economic standpoint, 2019 data disclosed reflect that in TIM Participações' financial statements as of December 31, 2019.

TIM S.A.'s 2018 results present 10 (ten) months of stand-alone operation and 2 (two) months with TIM Celular S.A.' operations, after this merger was completed in October 2018. It is important to highlight that, due to this corporate event, the comparison between 2018 and 2019 was significantly impacted once certain business lines, especially telephony and mobile data, as well as product sales, were concentrated in TIM Celular S.A.

Information included in this item 10 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. general financial and equity conditions

TIM S.A.'s Executive Officers understand that the Company has a healthy financial and equity condition to implement its strategic plan and comply with its short- and long-term obligations.

In 2020, the Company maintained a comfortable financial and equity positions, presenting (i) an increase of 58.8% in cash and securities positions; (ii) gross debt increased by 6.7% compared to 2019, (iii) reduction in net debt, gross debt discounted from the cash and securities position, and (iv) reduction in indebtedness level, Net Debt/EBITDA.

Financial Condition	2020	2019	2018
In million reais			
Cash and Equivalent Cash[1]	4,646	2,926	1,847
EBTIDA	8,342	9,716	1,516
Gross Debt	10,257	9,611	3,325
Net Debt	5,611	6,685	1,478
Net Debt / EBTIDA	0.67	0.69	0.98

[1] In addition to Securities

The Company's debt is concentrated in long-term contracts (75.4% of the total), consisting mainly of loans in foreign currency and leases as per IFRS16. Approximately 23.2% of total debt is denominated in foreign currency (USD and EUR) and is fully hedged in local currency. The average cost of debt excluding leasing was 2.48% p.y. in 2020, compared to 5.42% p.y. in 2019.

Accompanied by its solid cash position, the Company also has stable liquidity ratios, showing overall ability to meet its short- and long-term obligations. Regarding liquidity ratios, the Company presented: General Liquidity ((Current Assets + Long-Term Assets) / (Current Liabilities + Non-Current Liabilities)), considering the Company's Non-Current Assets as Long-Term Assets, for the years 2020, 2019 and 2018 of 2.26, 2.24 and 2.62, respectively, and Current Liquidity (Current Assets / Current Liabilities), of 1.26, 1.03 and 0.84, respectively.

Regarding the debt profile, the Company has been keeping the concentration of its short-term obligations under control, having presented in 2020, 2019 and 2018 the Debt Composition Index (Current Liabilities / (Total Liabilities - Shareholders' Equity), of 44.9%, 45.7% and 58.7%, respectively.

b. capital structure

TIM S.A.'s Executive Officers believe that the Company's current capital structure presents conservative leverage levels. The Leverage Ratio, (Gross Debt / Shareholders' Equity) ended 2020, 2019 and 2018 at 44.2%, 43.6% and 17.2%, respectively, as shown in the table below:

Leverage Ratio	2020	2019	2018
Gross Debt	10,257	9,611	3,325
Shareholders' Equity	23,183	22,059	19,381
Gross Debt / Shareholders' Equity	44.2%	43.6%	17.2%

The General Indebtedness Ratio shows the Company's balance in the sources of asset financing, equity vs. third party capital. Additionally, the Company's concern in maintaining a capital structure that supports the business' needs is reflected in the debt profile, indicated by the Indebtedness Composition Ratio.

Capital Structure Ratios	2020	2019	2018
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	44.3%	44.7%	38.2%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	44.9%	45.7%	58.7%

In parallel, the Company is capable of generating enough cash to meet its obligations, presenting a net debt/EBITDA ratio significantly below the average for the telecommunications industry.

c. payment capacity in relation to financial commitments undertaken

TIM S.A.'s Executive Officers believe that the Company has sufficient liquidity and capital resources to cover investments, operating expenses and debts incurred. The Executive Board understands that the working capital is sufficient to meet the current requirements, as well as the resources from cash and loans from third parties are sufficient to meet the financing of its activities. The Executive Officers also believe the Company is able to contract new loans to finance investments that meet the sector's opportunities.

The liquidity ratios, which indicate the Company's financial capacity to honor its commitments to third parties, have controlled levels and are compatible with the strategic movements adopted by the Company, as shown in the table below:

Liquidity Ratios	2020	2019	2018
Immediate liquidity (Available/Current liabilities)	56.0%	36.0%	26.2%
Current Liquidity (Current Asset/Current liabilities)	125.7%	127.8%	89.4%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	122.7%	125.3%	86.8%

In addition, other indicators, based on the cash generation capacity, EBITDA, are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation for the Company, as reported below:

- EBITDA totaled R$ 8,342 million in 2020, while financial expenses for the same period totaled R$ 1,233 million and total gross debt at the end of the period was R$ 10,096 million. Thus, the financial

expense coverage level, which measures EBITDA's ability to cover the payment of net financial expense (EBITDA/Net Financial Expense), was 6.77 times and the debt coverage level, which measures gross debt in relation to EBITDA (Gross Debt/EBITDA) was 1.21 times.

- EBITDA totaled R$ 9,716 million in 2019, while financial expenses for the same period totaled R$ 1,239 million and total gross debt at the end of the period was R$ 3,415 million. Thus, the financial expense coverage level, which measures EBITDA's ability to cover the payment of net financial expense (EBITDA/Net Financial Expense), was 7.84 times and the debt coverage level, which measures gross debt in relation to EBITDA (Gross Debt/EBITDA) was 0.35 times. The main leverages for this performance were due to the merger of TIM Celular by TIM S.A.

d. sources of financing for working capital and for investment in non-current assets used

The main source of funding is the operating cash flow, supplemented by short-term credit lines with local and international banks and long-term financing with domestic and international funding agencies.

e. sources of financing for working capital and for investment in non-current assets to be used to cover liquidity deficiencies

The Executive Board intends to use operating cash generation, renegotiation of short-term debts and new financing for eventual coverage of future liquidity deficiencies.

f. indebtedness levels and characteristics of such debts, also describing:

i. relevant loan and financing contracts

ii. other long-term relationships with financial institutions

iii. debt subordination level

iv. any restrictions imposed on the issuer, in particular in relation to debt limits and contracting new debt, payment of dividends, disposal of assets, issuance of new securities and the sale of corporate control, as well as if the issuer has been complying with such restrictions.

At the end of 2020, the Company had an indebtedness level of 0.65 times (Net Debt/EBITDA). The table below shows the characteristics of the loans and financing considered relevant:

Description	Currency	Chargers (p.y)	Expiration	Guarantees	2020	2019	2018
In thousand reais							
BNDES	URTJLP	TJLP à TJLP + 3.62%	Jul/19 to Jul/22	Receivables from TIM S.A	-	240,008	579,312
BNDES	UM143	SELIC+2.52%	Jul/22	Receivables from TIM S.A	-	374,461	489,421
BNDES (PSI)	R$	2.50% a 3.50%	dec/19 to Jan/21	Receivables from TIM S.A	-	18,071	56,804
KFW	USD	Libor 6M + 1.35%	Apr/19		-	-	43,420
KFW Finnvera	USD	Libor 6M + 0.75%	Jan/24 to Dec/25		344,125	330,217	378,595
Debentures	BRL	104,1% CDI	Jul/20		-	1,025,965	-
Cisco Capital	USD	2.50%	Dec/20	-	-	40,366	116,465
BAML	EUR	0.277%	Aug/20		570,844	-	-
Scotia	USD	1.241% to 1.734%	Apr/21 to Aug/21		1,030,761	-	-
BNP Paribas	USD	2.822%	Jan/22		399,302	-	-
Total:					2,345,032	2,029,088	1,663,017
Current:					1,689,385	1,384,180	698,728
Non-Current:					655,647	644,908	964,289

Credit Lines						Amount used until
Type	Currency	Opening date	Deadline	Total amount	Remaining amount	31 of December of 2020
In thousand reais						
BNDES (1)	TJLP	May/18	Mar/22	1,090,000	1,090,000	-
BNDES (2)	TJLP	May/18	Mar/22	20,000	390,000	-
FINAME (3)	IPCA	Mar/19	Mar/22	390,000	20,000	-
BNB (4)	IPCA	Jan/20	Jun/23	752,479	752,479	-
Total	R$			2,252,479	2,252,479	0

Aim:

1) Fund material investments, engineering services and information technology systems for the years 2018, 2019 and 2020.
2) Finance the acquisition of national equipment for the years 2018, 2019 and 2020.
3) Finance investments in social projects within the community for the years 2018, 2019 and 2020;
4) Support TIM's investment plan for years 2020 to 2022 in the operation area of Banco do Nordeste do Brasil.

TIM S.A.'s financing contracted with BNDES was obtained for the expansion of the mobile telephony network and has restrictive contractual clauses that provide for the achievement of certain financial ratios calculated every six months. TIM S.A. has been meeting the defined financial ratios.

TIM S.A. has swap operations in order to protect itself from the risks of depreciation of the Brazilian Real against the U.S. Dollar in its loan and financing operations. However, it does not apply hedge accounting.

Loans and financing on December 31, 2020 due on the short- and long-term is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2021	1,689,385
2022	483,001
2023	86,834
2024	58,308
2025	27,504
	2,345,032

None of the Company's financial debts have a specific subordination clause, so that there is no preference relationship between them. Thus, the level of subordination between the Company's financial debts follows the legislation in force and the guarantees provided. For additional information, refer to item 3.8 of this reference form.

g. limits of contracted financing and percentage already used

In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 three-year period with a usage term until March 2022. As of March 2019, with the contracting of Finame Direto, the Company replaced sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company within the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of time and cost. The credit line cost is the Extended Consumer Price Index (IPCA) plus interest of up to 2.99% per year and its availability extends until March 2022, without any disbursement obligations.

In January 2020, a new credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 are amortization, to subsidize company´s capex plan for the next 3 years (2020-2022) in the Northeast Region. The credit line is divided into two installment: i) R$ 325 million to IPCA + 1.44% p.y. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R$ 427 million to IPCA + 1.76% p.y. or IPCA +1.48% considering 15% of compliance bonuses. Disbursement in installments scheduled for 2021 and 2022.

In July 2020, the Company settled on maturity the debentures issues in January 2019, in the amount of R$ 1,018 million.

h. significant changes in each item of the financial statements

Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with accounting practices used in Brazil and with the IFRS, issued by IASB, and the individual financial statements have been prepared in accordance with BR GAAP. The accounting practices used in Brazil comprise those included in the Brazilian corporate law, rules and regulations of the Brazilian Securities and Exchange Commission and the

pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission and the Federal Accounting Board (CFC). The financial statements have been revised to ensure that they represent information related to the economic conditions of the Company's business environment.

Description of Key Income Statement Lines

Gross Service Revenue: It represents the revenue from the provision of services, including telecommunication services in the mobile and fixed segments.

Gross Product Revenue: It represents revenue from the sale of handsets, accessories and others.

Taxes and discounts: They represent expenditures incurred with taxes, fees, contributions and discounts on services provided and product sales.

Net Service Revenue: It represents revenue from service provision less taxes and discounts.

Net Product Revenue: It represents revenue from the sale of handsets, accessories and others, less taxes and discounts.

Costs of Operation: They represent costs incurred in maintenance, operation and other activities directly related to the production of service revenues and product revenues, in addition to the consumption of goods and/or services to produce and sell products and/or services, manage the Company, finance its operations and perform other related activities.

EBITDA: Earnings before interest, taxes, depreciation and amortization represent the Company's cash generation, that is, how much the company generates in resources only in its operating activities without taking into account financial and tax effects.

Net Financial Result: It represents the balance between the return on capital obtained from financial operations and the expenses incurred on the return on loans and financing obtained from third parties.

Income before Taxes: It represents the Company's net income before income tax and social contribution on profit for the period, calculated on an accrual basis, as well as on the addition of temporary differences between accounting profit and actual profit.

Net Income: It represents the operating profit less financial income and expenses, and income tax and social contribution. It is the calculation of revenue after costs and expenses of operation, depreciation and amortization, interest, taxes and other expenses.

General Result Analysis

TIM S.A.'s Executive Board analyzes the income statements for the year based on the Company's organic performance, excluding non-recurring effects. The Executive Board believes that this method better demonstrates the Company's financial condition in view of the development of the business strategy. Therefore, when applicable, the adjusted indicators will be indicated as normalized and will be accompanied by an explanatory note detailing the corresponding effects.

In addition, the Executive Board understands that the comments on the results presented below, must be accompanied by the Company's consolidated financial statements, available at the CVM and on TIM S.A.'s Investor Relations website.

Consolidated Income Statement for the years ended December 31, 2020, 2019, and 2018.

Description	2020	A.V.	YoY%	2019	A.V.	YoY%	2018	A.V.
In thousand reais								
Gross Revenues	24.346.100	-	-3.3%	25.182.832	-	412.1%	4.917.990	-
Gross Revenues on Services	23,279,422	95.6%	-2.3%	23,820,344	94.6%	412.3%	4,649,387	94.8%
Gross Revenues on Mobile Services	21,522,134		-2.8%	22,145,033		482.4%	3,802,631	
Gross Revenues on Fixed Services	1,757,287		4.9%	1,675,311		97.9%	846,755	
Gross Revenues on Products	1,066,678	4.4%	-21.7%	1,362,488	5.4%	407.2%	268,603	5.2%
Discounts and Deductions on Gross Revenues	(7,066,502)	-	-9.5%	(7,805,638)	-	403.5%	(1,550,371)	-
Taxes and discounts on Services	(6,614,906)	93.6%	-8.4%	(7,223,189)	92.5%	394.0%	(1,462,140)	93.4%
Taxes and discounts on Products	(451,596)	6.4%	-22.5%	(582,449)	7.5%	560.1%	(88,230)	6.6%
Net Revenues	17,267,812	-	-0.6%	17,377,194	-	416.0%	3,367,619	-
Services Revenues	16.664.516	96.5%	0.4%	16.597.155	95.5%	420.7%	3.187.246	94.6%
Mobile Service	15,610,397		-0.2%	15,648,232		480.0%	2,697,880	
Fixed Service	1,054,120		11.1%	948,922		93.9%	489,366	
Products Revenues	603,295	3.5%	-22.7%	780,040	4.5%	332.5%	180,373	5.4%
Operating Expenses	(8,925,882)	-	16.5%	(7,659,970)	-	313.6%	(1,851,822)	-
EBITDA	8,341,929	-	-14.1%	9,715,741	-	541.0%	1,515,797	-
EBITDA Margin	48.3%	-	-7.6 p.p.	55.9%	-	10.9 p.p.	45.0%	-
Depreciation & Amortization	(5,527,012)	-	7.8%	(5,128,981)	-	351.0%	(1,137,219)	-
Net Financial Results	(807,276)	-	-529.5%	187,963	-	411.6%	36,737	-
Income before Taxes	2.007.641	-	-58.0%	4.774.723	-	573.7%	708.724	-
Income Tax and Social Contribution	(163.951)	-	-82.1%	(914.561)	-	-	825.008	-
Net Income	1,843,690	-	-52.2%	3,860,162	-	151.7%	1,533,732	-

Results for 2020 fiscal year have been reported in accordance with the IFRS 9, 15 and 16 accounting standards, adopted as of January 1, 2018. TIM S.A.'s results for 2018 present 9 months of stand-alone operation and three months of TIM Celular's operations, after the merger was completed.

Gross Revenue

In 2020, Total Gross Revenue came to R$ 24,346 million, down by -3.3% vs. 2019.

Taxes and Discounts on Total Revenue

Taxes and discounts on total revenue came to R$ 7,066 million in the fiscal year ended on December 31, 2019.

Net Revenue

In 2020, Total Net Revenue Totaled R$ 17,268 million, down by 0.6% YoY, reflecting reduced commercial activities due to the Covid-19 pandemic, which caused a 22.7% drop in Product Revenues. Despite the challenging macroeconomic scenario imposed by the pandemic, Net Service Revenues ended the year with a slight 0.4% increase, reflecting the gradual recovery trend throughout the second semester.

Breakdown of Net Revenues and other highlights are presented below:

Mobile Service Revenues (MSR) decreased R$ 38 million, or 0.2%, reaching R$ 15,610 million in the fiscal year ended December 31, 2020. This figure was mainly due to the sharper drop in prepaid segment, with a reduction in rechargers in the segment, in addition to reduced commercial activities in postpaid, an effect of the economic fallout of the COVID-19 pandemic.

Fixed Service Revenues totaled R$ 1,054 million, an 11.1% rise YoY, boosted by growth in TIM Live (+27.9%) more than offsetting the 7.0% drop in revenues from other businesses in the fixed segment.

Product Revenues totaled R$ 603 million, a decrease of 22.7% compared to 2019, significantly impacted by the closing of most of the Company's physical store, its main handset sales channel, from March to June, due to the social distancing measures adopted to fight the spread of the new coronavirus pandemic.

Operating Costs and Expenses

Costs and Expenses totaled R$ 8,926 million in 2020, a 16.5% worsening from 2019.

EBITDA & Net Income

EBITDA totaled R$ 8.3 billion in 2020, a decrease of 14.1% YoY, mainly impacted by the positive effect, in 2019, from higher PIS and COFINS tax credits, which also influenced Reported Financial Result, negative by R$ 807 million. Reported Net Income totaled R$ 1.8 billion, down 52.2% YoY, explained by tax credits accounted for in 2019 and classified as non-recurring, as previously explained.

Consolidated Balance Sheet for the fiscal years ended December 31, 2020, 2019 and 2018

Description	2020	A.V.	YoY%	2019	A.V.	YoY%	2018	A.V.
In thousand reais								
Assets	41,654,416	-	4.5%	39,857,182	-	27.1%	31,368,450	-
Current Assets	**10,433,768**	**25.0%**	**23.9%**	**8,418,033**	**21.1%**	**41.6%**	**5,943,224**	**18.9%**
Cash and Cash Equivalents	2,575,290	24.7%	12.8%	2,284,048	27.1%	112.4%	1,075,363	18.1%
Short-term Investments	2,070,438	19.8%	222.3%	642,312	7.6%	-16.7%	771,464	13.0%
Accounts Receivable	3,074,047	29.5%	-3.4%	3,182,935	37.8%	12.1%	2,838,363	47.8%
Inventories	246,602	2.4%	21.3%	203,278	2.4%	11.0%	183,059	3.1%
Indirect Recovareble Taxes	374,015	3.6%	-11.0%	420,284	5.0%	50.0%	280,254	4.7%
Direct Recovareble Taxes	1,421,112	13.6%	4.0%	1,366,809	16.2%	352.2%	302,228	5.1%
Prepaid Expenses	149,796	1.4%	-13.5%	173,139	2.1%	-35.8%	269,599	4.5%
Derivatives Contracts	262,666	2.5%	1482.2%	16,602	0.2%	-67.3%	50,769	0.9%
Leasing	5,357	0.1%	8.6%	4,931	0.1%	-78.1%	22,491	0.4%
Other amounts recoverable	101,355	1.0%	206.3%	33,090	0.4%	-20.5%	41,612	0.1%
Other Assets	153,090	1.5%	69.0%	90,605	1.1%	-16.1%	108,022	1.8%
Non Current	**31,220,648**	**75.0%**	**-0.7%**	**31,439,149**	**78.9%**	**23.7%**	**25,425,226**	**81.1%**
Non Current Asses	**4,092,875**	**13.1%**	-9.6%	**4,526,229**	**14.4%**	15.8%	**3,907,171**	**15.4%**
Long-term Investments	7,061	0.2%	83.4%	3,849	0.1%	-26.4%	5,229	0.1%
Accounts receivable	106,614	2.6%	3.4%	103,075	2.3%	-20.9%	130,308	3.3%
Indirect recovarable Taxes	856,786	20.9%	4.1%	823,349	18.2%	-9.8%	912,511	23.4%
Direct recovarable Taxes	1,277,127	31.2%	-46.1%	2,367,608	52.3%	324.3%	558,016	14.3%
Deferred income and Social Contribution Taxes	550,646	13.5%	-	-	0.0%	-100.0%	768,852	19.7%
Judicial Deposits	794,755	19.4%	-13.6%	919,850	20.3%	-24.2%	1,213,843	31.1%
Prepaid expenses	73,598	1.8%	7.2%	68,628	1.5%	-4.4%	71,804	1.8%
Derivatives Contracts	239,423	5.8%	700.5%	29,909	0.7%	-2.4%	30,639	0.8%
Leasing	156,841	3.8%	3.6%	151,447	3.3%	-18.4%	185,558	4.7%
Other Assets	30,024	0.7%	-48.7%	58,513	1.3%	92.4%	30,411	0.8%
Permanent Assets	**27,127,773**	**86.9%**	**0.8%**	**26,912,920**	**85.6%**	**25.1%**	**21,518,055**	**84.6%**
Investiments	-	0.0%	-	-	0.0%	-	-	0.0%
Property, plant and equipment	18,100,698	66.7%	2.8%	17,612,164	65.4%	57.2%	11,203,622	52.1%
Intangibles	9,027,075	33.3%	-2.9%	9,300,756	34.6%	-9.8%	10,314,433	47.9%

Total liabilities and shareholders' equity	**41,654,417**	**-**	**4.5%**	**39,857,182**	**-**	**27.1%**	**31,368,450**	**-**
Liabilities	**18,471,672**	**44.3%**	**3.8%**	**17,798,375**	**44.7%**	**48.5%**	**11,987,661**	**38.2%**
Current Liabilities	**8,301,956**	**19.9%**	**2.1%**	**8,135,120**	**20.4%**	**15.6%**	**7,036,988**	**22.4%**
Loans and financing	1,689,385	20.3%	22.0%	1,384,180	17.0%	98.1%	698,728	9.9%
Derivatives Contracts	7,273	0.1%	748.1%	858	0.0%	-63.9%	2,373	0.0%
Leasing	1,054,709	12.7%	20.8%	873,068	10.7%	325.8%	205,048	2.9%
Suppliers	3,128,732	37.7%	-20.1%	3,916,048	48.1%	-9.2%	4,311,604	61.3%
Salaries and Related Charges	272,635	3.3%	25.3%	217,523	2.7%	3.9%	209,341	3.0%
Indirect taxes, Charges and Contributions	935,778	11.3%	102.1%	463,075	5.7%	2.7%	450,723	6.4%
Direct taxes, Charges and Contributions	296,299	3.6%	9.5%	270,489	3.3%	-5.1%	285,049	4.1%
Dividends Payable	538,576	6.5%	-9.9%	597,550	7.3%	64.9%	362,436	5.2%
Athorizations Payable	102,507	1.2%	15.7%	88,614	1.1%	35.4%	65,464	0.9%
Antecipated Revenues	266,436	3.2%	-5.5%	281,930	3.5%	-30.7%	406,867	5.8%
Others Liabilities	9,626	0.1%	-77.0%	41,784	0.5%	6.2%	39,355	0.6%
Non Assets	**10,169,716**	**24.4%**	**5.2%**	**9,663,255**	**24.2%**	**95.2%**	**4,950,673**	**15.8%**
Loans and financing	655,647	6.4%	1.7%	644,908	6.7%	-33.1%	964,289	19.5%
Derivatives Contracts	28,893	0.3%	714.7%	3,547	0.0%	-61.6%	9,245	0.2%
Leasing	7,324,126	72.0%	6.0%	6,907,802	71.5%	298.1%	1,735,026	35.0%
Athorizations to Pay	232,940	2.3%	-2.0%	237,723	2.5%	-31.8%	348,336	7.0%
Indirect taxes, Charges and Contributions	3,102	0.0%	3.5%	2,997	0.0%	8.1%	2,772	0.1%
Direct taxes, Charges and Contributions	212,444	2.1%	0.1%	212,310	2.2%	1.2%	209,880	4.2%
Deferred income and Social Contributions taxes	-	0.0%	-	78,230	0.8%	-	-	0.0%
Provision for Contigencies	886,947	8.7%	26.1%	703,522	7.3%	-5.2%	742,162	15.0%
Pension Plan	7,346	0.1%	27.0%	5,782	0.1%	102.9%	2,850	0.1%
Antecipated Revenues	755,488	7.4%	-8.7%	827,182	8.6%	-8.8%	906,600	18.3%
Other Liabitilies	62,783	0.6%	59.9%	39,253	0.4%	33.0%	29,513	0.6%
Shareholders' Equity	**23,182,745**	**55.7%**	**5.1%**	**22,058,807**	**55.3%**	**13.8%**	**19,380,790**	**61.8%**
Capital	13,477,891	58.1%	0.0%	13,476,172	61.1%	0.0%	13,476,172	69.5%
Capital Reserves	424,139	1.8%	1073.1%	36,154	0.2%	8.4%	33,363	0.2%
Income Reserves	9,285,552	40.1%	-	8,546,482	38.7%	-	5,871,255	30.3%
Equity valuation adjustments	-	0.0%	-	-	0.0%	-	-	0.0%
Accumulated losses	-	0.0%	-	-	0.0%	-	-	0.0%
Stocks in Treasury	(4,837)	0.0%	-	-	0.0%	-	-	0.0%
Net Income for the period	-	0.0%	-	-	0.0%	-	-	0.0%

Amounts for 2020 and 2018 presented in the balance sheet above have been impacted by the merger of TIM Participações S.A. by TIM S.A. and the merger of TIM Celular by TIM S.A., respectively.

The analysis of 2020 data is presented below:

Current Assets

Current assets ended 2020 up by 23.9% YoY, or R$ 2,016 million, mainly explained by the increase in the line of cash and cash equivalents and recoverable direct Taxes and contributions. Current assets ended 2019 at R$ 8,418 million.

Non-Current Assets

In 2020, non-current assets were down by -0.7% YoY, or R$ 218 million, mainly explained by a reduction in recoverable direct taxes and contributions. In 2019, non-current assets totaled R$ 31,439 million.

Current Liabilities

Current liabilities closed 2020 with an increase of 2.1% YoY, or R$ 166 million, mainly explained by the increase in the loans and financing line. Current liabilities ended 2019 at R$ 8,135 million.

Non-current Liabilities

Non-current liabilities closed 2020 at R$ 10,169 million, up by 5.2% YoY. In 2019, non-current liabilities totaled R$ 9,633 million.

Shareholders' Equity

Shareholders' equity ended 2020 with a 5.1% YoY increase, or + R$ 1,123 million, mainly explained by the increase in the profit reserve, due to the increase in net income for the year. Shareholders' equity ended 2018 at R$ 19,381 million.

Consolidated Cash Flow Statement for the fiscal years ended December 31, 2020, 2019 and 2018:

Description	2020	YoY%	2019	YoY%	2018
Operating activities					
Income before income tax and social contribution	2,007,641	-58.0%	4,774,723	573.7%	708,724
Depreciation and amortization	5,527,012	7.8%	5,128,982	507.8%	843,811
Residual value of written-off fixed and intangible assets	(88,085)	-371.8%	32,412	1468.1%	2,067
Interest on asset retirement obligation	(284)	-225.7%	226	94.8%	116
Provision for administrative and judicial proceedings	333,724	-33.1%	498,698	149.3%	200,053
Inflation adjustment on deposits and administrative and judicial proceedings	131,253	-12.3%	149,629	27.7%	117,133
Interest, inflation adjustment and foreign exchange variations on loans and other financial adjustments	166,057	-115.6%	(1,062,473)	488.4%	(180,573)
Interest on leases payable	910,691	10.9%	821,463	1727.6%	44,947
Interest on leases receivable	(10,698)	66.6%	(6,422)	50.4%	(4,271)
Provision for expected credit losses	552,817	-26.1%	748,291	696.6%	93,933
Stock options	2,588	-7.3%	2,791	65.6%	1,685
		-100.0%	11,088,320	506.7%	1,827,625
Trade accounts receivable	(390,087)	-62.0%	(1,025,732)	213.5%	(327,146)
Recoverable taxes and contributions	1,260,949	-177.9%	(1,618,971)	854.1%	(169,683)
Inventories	(43,325)	114.3%	(20,219)	-55.1%	(44,999)
Prepaid expenses	20,928	-79.0%	99,636	22.8%	81,162
Judicial deposits	203,567	-19.2%	252,046	2446.2%	9,899
Other assets	(111,003)	-5403.5%	2,093	-94.9%	41,152
Labor obligations	53,667	-	8,182	-	(28,690)
Suppliers	(818,989)	106.6%	(396,388)	-135.5%	1,117,213
Taxes, fees and contributions	(390,252)	272.6%	(104,724)	1160.2%	(8,310)
Authorizations payable	(10,871)	-	(100,182)	-	2,579
Payments of lawsuits and administrative proceedings	(413,635)	-35.9%	(645,020)	704.9%	(80,133)
Deferred revenues	(87,188)	-57.3%	(204,355)	749.1%	(24,067)
Other liabilities	(132,606)	30.6%	(101,507)	375.7%	(21,337)
Cash generated by operations	**8,673,871**	**19.9%**	**7,233,179**	**204.5%**	**2,375,265**

Investing activities					
Marketable securities	(1,428,888)	-	130,532	-	(400,170)
Cash from the merger of TIM Participações	21,959				
Paid-up capital - FiberCo (note 1)	(3,891,306)	1.0%	(3,853,484)	258.5%	(1,074,984)
Additions to property, plant and equipment and intangit	-	-	-	-	586,863
Receipt of leases	4,879	-46.4%	9,100	135.3%	3,867
Net cash (invested in) generated by investme	**(5,293,356)**	**42.5%**	**(3,713,852)**	**319.9%**	**(884,424)**
New loans	1,800,000	-	1,000,000	-	-
Amortization of loans	(1,879,565)	129.2%	(820,149)	132.7%	(352,381)
Leases payments	(1,722,294)	8.6%	(1,585,712)	3969.8%	(38,963)
Derivative financial instruments	(134,360)	-510.1%	32,761	418.1%	6,323
Dividends and interest on shareholders' equity paid	(1,153,054)	23.0%	(937,542)	309.6%	(228,917)
Net cash invested in financing activities	**(3,089,273)**	**33.7%**	**(2,310,642)**	**276.4%**	**(613,938)**
Increase (decrease) in cash and cash equivalents	**291,242**	**-75.9%**	**1,208,685**	**37.8%**	**876,903**
Cash and cash equivalents at the beginning of the year	**2,284,048**	**112.4%**	**1,075,363**	**441.9%**	**198,460**
Cash and cash equivalents at the end of the year	**2,575,290**	**12.8%**	**2,284,048**	**112.4%**	**1,075,363**

Amounts related to 2018 in the cash flow statement above have been impacted by the merger of TIM Celular by TIM S.A.

The analysis of 2020 data is presented below:

Operating Free Cash Flow (OFCF) was positive by R$ 2,576 million in 2020.

10.2. Executive Officers should comment on:

The information below has been assessed and commented by the Company's Executive Officers:

a. results of the issuer's operations, especially:

i. description of any important revenue components

The Company generates its revenues in local currency from the use of telecommunications services with mobile, fixed, and ultra-broadband, and value-added services, which also include data transmission. Another revenue component is the use of network or interconnection revenue, from the amount charged to other operators for terminating traffic on the Company's network. The product revenues also include the group of revenues from the sale of handset, accessories and other.

The table presents the main revenue lines for the years 2020, 2019 and 2018:

Description	2020	A.V.	A/A%	2019	A.V.	A/A%	2018	A.V.
In thousand reais								
Gross Revenues	24,346,100	-	-3.3%	25,182,832	-	412.1%	4,917,990	-
Gross Revenues on Services	23,279,422	95.6%	-2.3%	23,820,344	94.6%	412.3%	4,649,387	94.8%
Gross Revenues on Mobile Services	21,522,134	0.0%	-2.8%	22,145,033	0.0%	482.4%	3,802,631	0.0%
Gross Revenues on Fixed Services	1,757,287	0.0%	4.9%	1,675,311	0.0%	97.9%	846,755	0.0%
Gross Revenues on Products	1,066,678	4.4%	-21.7%	1,362,488	5.4%	407.2%	268,603	5.2%
Discounts and Deductions on Gross Revenues	(7,066,502)	-	-9.5%	(7,805,638)	-	403.5%	(1,550,371)	-
Taxes and discounts on Services	(6,614,906)	93.6%	-8.4%	(7,223,189)	92.5%	394.0%	(1,462,140)	93.4%
Taxes and discounts on Products	(451,596)	6.4%	-22.5%	(582,449)	7.5%	560.1%	(88,230)	6.6%
Net Revenues	17,267,812	-	-0.6%	17,377,194	-	416.0%	3,367,619	-
Services Revenues	16,664,516	96.5%	0.4%	16,597,155	95.5%	420.7%	3,187,246	94.6%
Mobile Service	15,610,397	0.0%	-0.2%	15,648,232	0.0%	480.0%	2,697,880	0.0%
Fixed Service	1,054,120	0.0%	11.1%	948,922	0.0%	93.9%	489,366	0.0%
Products Revenues	603,295	3.5%	-22.7%	780,040	4.5%	332.5%	180,373	5.4%

Factors that materially affected the operating results

Economic environment

Despite the positive outlook for 2020, the year has been substantially impacted by the atypical and unpredictable new Coronavirus - COVID 19 pandemic, that brought, in addition to an immeasurable human onus, an expressive burden for Brazilian and the World's economy. Such impact can be verified in the drop of Brazilian Gross Domestic Product (GDP) projections of -4.36% for the period, according to the latest FOCUS report[1] for 2020, compared to an expected growth of 2.30% in the first FOCUS report[2] for the same year.

However, after a devastating first semester, when pandemic caused the closing of business, a strong reduction in mobility and large capital outflow, which had already begun in 2019, the scenario has changed during the second semester, with emphasis for the strong GDP growth in the third quarter, boosted by an uneven recovery between the industries, with manufacturing and commerce with average levels above the pre-crisis period and services still significantly low. Activity level did not resume to 2019 levels at year end, but the drop was lower than projected in mid-2020.

Inflation, measured by the Extended Consumer Price Index (IPCA), ended 2020 at 4.52%[3], highest annual rate since 2016. IPCA exceeded the midpoint of the target, which was 4.00% for the year. Inflation was mostly

[1] Estimated by the FOCUS report issued by the Central Bank (BACEN) on December 31, 2020.
[2] Estimated by the FOCUS report issued by the Central Bank (BACEN) on January 3, 2020.

[3] Source: Brazilian Institute of Geography and Statistics.

impacted by a rise in the price of Food and Drink, up by 14.09% in the year, and the largest contribution for the inflation measured by the index.

On the currency front, the US Dollar appreciated sharply vis-à-vis the Brazilian Real in 2020, ending the year at R$ 5.19[4] after reaching R$5.93[5] in May, the highest nominal exchange rate since the implementation of the Brazilian Real. The rate showed strong volatility during the year amid factors such high tax risk from a sharp increase in public spending due to the pandemic, the halt in the tax and administrative reforms, as well as the SELIC rate reaching the historical minimum level, which contributed to a strong exchange rate variation during the year. The trade balance ended the year with a US$ 50.9 billion[6] surplus, up by 8.3% compared to 2019, the industries' performance by the daily average shows growth of 6% in agriculture and cattle raising, drop of 2.7% in extractivism and of 11.3% in heavy industry.

As to the international scenario, the beginning of the COVID-19 vaccination in most countries, which is perceived as the beginning of the return to normalcy, coupled with the election of Joe Biden as the President of the United States, possibly due to a perspective of reducing international tensions, although the expectation of an agreement in the House of Representatives concerning the new tax package has not yet materialized, are factors that weight in to an increase in projections for global economy growth, which posted a strong recovery in the 3rd quarter of 2020. The GPD of the countries part of the Organization for Economic Co-operation and Development (OEDC) has fallen 10.5% in the second quarter however it has increased 9% in the third. IMF has reviewed its projection for global economy growth in 2020 from -5.2% to -4.4%[7]

Telecommunications sector

In 2020, mobile market reported a change of 292% YoY. A total base growth pace seen for the last time in 2015, when postpaid segment began its consolidation. In the past 12 months, postpaid net additions reached 9.6 million users (63% were human postpaid lines) and surpassed the 2.3 million drop in prepaid users for the first time in 5 years.

In 2019 the Brazilian telecommunications market maintained the trend of strong growth in data consumption, requiring operators to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure, in an environment of greater rationality in investments, such as projects such as densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies.

The year of 2018 was marked by the recovery of the economy at a more moderate pace than initially expected by the market in general, and had an impact on the Brazilian telecommunications market, which followed the trajectory identified in previous years of a reduction in the mobile customer base. The mobile market maintained the dynamic of migration from prepaid subscribers to hybrid plans (control plans) and postpaid plans, which, in general, are plans that seek to retain their customers with offers that present recurring consumption and, consequently, revenue, in line with the strategy of offering more for more.

Special features of the sector

The Brazilian telecommunications industry is marked by strong competition and by the effective regulation of the National Telecommunications Agency (ANATEL), whose mission is "to foster the development of the country's telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair-priced services throughout the entire country."

However, such strategy has been impacted by fiercer competition in the Brazilian market, seen in the presence of more aggressive offers considering the content provided to clients and a reduction in the prices offered by

[4] Source: Brazilian Central Bank
[5] Source: Brazilian Central Bank
[6] Source: Ministry of Economy
[7] Source: Institute of Applied Economic Research

operators in general, which to a certain extent limited the Company's capacity to pass on cost increases or to propose adhesion to higher value offers.

Despite the impacts from the severe crisis brought by the new COVID-19 pandemic and all restrictive actions imposed to contain its spread, the industry maintained the growth trend in data consumption, requiring operators to adapt their network, facing challenges to deliver an even more robust infrastructure, amid an environment of more rational investments, with site densification projects, frequency refarming and aggregation of carriers in two or three frequencies. Furthermore, TIM continues to boost sharing initiatives focused on 4G and network transportation. This evolution in the Company`s network allows the significant expansion of 4G network traffic, providing customers with a better user experience, both in terms of performance, with faster download and upload speeds and lower latency, and indoor coverage and greater penetration.

The expectation of a new ANATEL auction related to the 5G technology has brought up local discussions. The implementation of this technology will bring highly significant results, enabling new business models, encouraging an increasingly connected society and clearing the way for the implementation of advances in research and development.

Lastly, the growing demand for Fixed Broadband has consolidated the perception of internet access as an essential resource for the population, which has been confirmed by customer base expansion and TIM Live's net additions

Operating Income

Customer Base

The postpaid base ended the year with 21.8 million lines (+1.7% YoY), 82.6% of which are human postpaid lines and 17.4% are M2M lines. In the period, this segment's mix over total base reached 42.4% (+3.0 p.p. YoY).

Human postpaid reached net additions of 216,000 users in the year, ending 4Q20 with 18.0 million lines (+1.2% YoY). The first quarter, since the beginning of the social distancing measures caused by the pandemic, in which commercial operations maintained their pace. Therefore, the period's result was positively impacted by gross additions growth (+18.9% QoQ and +3.5%YoY). Churn posted a new decrease, -1.0 p.p. YoY on the monthly rate, surpassing, already in 2020, the result forecast for 2022, according to the Company's most recent three-year plan.

The prepaid base closed 2020 with 29.6 million users. Following the mobile market dynamics, net disconnections reached 3.4 million users in the past 12 months presenting a downturn, result of a significant reduction in the segment's churn (-25.4% YoY). Positive net additions in the quarter, spending maintenance and the recovery in rechargers have been key for a positive evolution in the segment's results since its most severe period.

Breakdown of customer base by technology:

- The 4G base ended the period with 42.0 million users, maintaining its continuous growth trend (+7.7% YoY);
- The M2M and Data Terminal base ended the quarter with 3.8 million users, +4.1% YoY

TIM Live base totaled 645,000 customers in 2020 (+14.0% YoY). Net additions in FTTH technology came to 131,000 in the full year. We ended the year in 34 cities with FTTH (+47.8% YoY), being 27 cities and 7 administrative regions.

The strategy of offering a distinguished standalone broadband service, with an OTT friendly approach, is shown in a strong result - with a positive evolution of higher value plans in the base mix (+16.2 p.p. YoY).

Network & Quality

Infrastructure is one of the Company's strategic pillars and TIM reinforces its investment commitment in 2020, seeking to offer more and better services. Recent changes to consumption pattern, as well as the increasing demand for quality requires a structured network expansion plan, supported by more robust technical analyses regarding the consumption pattern and the customers' needs, as well as an extensive cultural transformation.

In spectrum usage, TIM continues its successful refarming project, expanding towards the 2.1GHz frequency, aiming for more efficiency and better performance. Regarding fiber, the Company continues its network expansion project to support the ultra-broadband converging network, increasing the availability of FTTH and FTTS.

As for sites, TIM plans to increase site density by using Biosites, which are sustainable, cheaper structures that are easier to install and have no visual impact on cities. In the context of big data, the Company is constantly evolving its analytical tools from a more complete base and proactive approach, aiming for a more efficient deployment of investments.

When it comes to corporate culture, the new technologies and customer expectations break the traditional model of telecommunications operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment based on an agile and flexible operating model.

National Coverage: TIM's infrastructure has a national reach, covering approximately 95% of the Brazilian urban population, being present in almost 3,877 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country.

Out of the R$ 3.89 billion invested in 2020, 92% were dedicated to network and information technology in line with the previous years, aiming to meet the growing data consumption. Infrastructure improvement and growth are supported by different projects, among which stand out the expansion of fiber optic network (backbone, backhaul and FTTH), densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies, depending on the geographic location. Moreover, TIM has advanced its sharing initiatives focused on 4G and network transportation.

Among the main projects underway focused on the modernization and the continuous enhancement of our infrastructure, we highlight:

- Commitment to expand the 4G coverage to all Brazilian cities by 2023;
- Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) - total of 33 at the end of 2020;
- Expansion of 4.5G coverage to 1,350 cities in 2020;
- Expansion of 700MHz frequency 4G use for 3,294 cities by the end of the year;
- Expansion of VoLTE, available in 3,860 cities;
- Extension of refarming of 2.1 GHz frequency in 4G, reaching 329 cities;
- Infrastructure virtualization project;
- Mobile infrastructure sharing agreement with Vivo, geared towards efficiency in Capex and Opex allocation;
- Expansion of network capacity through the Massive MIMO solution;
- Consolidation of NB-IoT network present in more than 3,469 municipalities by the end of 2020, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

For another year, TIM maintains the leadership in 4G coverage, reaching 3,877 cities (95% of the country's urban population). The 20% YoY surge in network elements for this technology reinforces the Company's commitment to the evolution of the mobile network's infrastructure quality and capacity. As a result, 4G data traffic reached 90%, up by 5 p.p. compared to the previous year.

Moreover, the use of 700Mhz frequency in the development of LTE network continues to evolve, providing customers with a better user experience, both in terms of performance, with faster download and upload speeds and lower latency, and in indoor coverage and greater penetration.

In the end of 2020, TIM had 21,950 sites, 81% of which connected via high capacity backhaul in the same period.

In terms of transportation infrastructure, the Company reached 108,000 km of fiber optic for backbone and backhaul, a 7.5% expansion YoY.

The expansion of fixed broadband coverage evolved positively throughout 2020, surpassing 3.2 million homes passed with FTTH while FTTC ended the year at 3.7 million units. This totals 6.4 million homes passed in 35 cities (FTTH +FTTC)[8].

Finally, with 1,668 active Biosites at the end of 2020, the development of Biosite installation projects is also aligned with the Company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras –, besides being cheaper and faster to install.

Currently, the Company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population					
700 MHz	850 MHz	900 MHz	1.800 MHz	2.100 MHz	2.500 MHz
20	11	5	35	22	20

Quality and Customer Experience : In a year of social distancing and the closing of brick-and-mortar stores in several Brazilian regions, the need to strengthen digital channels and the quality of customer caring processes became even more important. Therefore, mechanisms developed to simplify self-service and boost digital sales channels have been showing positive results.

Regarding sales, in 2020, pure postpaid acquisitions increased by 31.7% YoY, while consumer Control was up by 1.9% YoY and digital sales for TIM Live rose 11.2% YoY. Furthermore, digital recharges mix continued to gain relevance, with a 2 p.p. growth YoY.

In terms of customer caring processes, Meu TIM app remains a key tool to simplify processes, providing customers with greater transparency and control to manage their plans. The 12.3% YoY growth in the app's monthly average of unique users demonstrates customer's increasingly acceptance of this channel. Accordingly, the 36.4% YoY decline in human interactions also reinforces the channel's importance, reducing dependency on call centers.

Another ingenious initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically detect possible problems in the services provided to the users, suggesting corrective measures or solving them.

[8] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Betim (MG), Contagem (MG),Brasília (DF), Taguatinga (DF), Samambaia (DF) and Ceilândia (DF).

TIM's cognitive self-service provide voice responses, in natural language and in real time, to consumers' doubts or problems about the benefits of each plan, invoice payment, in addition to other services such as hiring data service, unblock lines, question information and others. In 4Q20, we had on average 3.5 million self-services per month through the cognitive assistant. In 2020, over 22 million calls began to be handled by the new Cognitive IVR.

As a result, **4G data traffic surpassed 90%** (5 p.p. up) compared to the previous year.

b. variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The Company's revenue is primarily composed of local currency and therefore is not affected by possible exchange rate fluctuations. It is directly impacted by changes in its customer base, changes in usage volume and in rates charged due to the new tariff plan, product launch or introduction of promotions. The Company may adjust its tariff prices to the public since they meet the price limit approved by ANATEL, the maximum value is subject to an annual adjustment according to the inflation. In many cases, even though ANATEL allows adjustments, the strong competition in the sector results in tariff reduction.

Mobile Service Revenues (MSR) reached R$15,648 million in the fiscal year ended December 31, 2019. Said increase was mainly due to the Mobile ARPU (Average Monthly Revenues per User), driven by higher spending from prepaid customers coupled with the Company's successful efforts to monetize its customer base through migrations to higher value plans.

Fixed Service Revenues totaled R$ 949 million in the fiscal year ended December 31, 2019, boosted by growth in TIM Live more than offsetting the drop in revenues from other businesses in the fixed segment.

Product Revenue came to R$ 780 million due to a better sales mix contributing to a hike in the average price of handsets sold, offsetting the decrease in sales volume.

c) impact of inflation, changes in prices of major inputs and outputs, foreign exchange and interest rates on the issuer's operating and financial results, when relevant

Inflation: Possible increases in the inflation rate may lead to higher costs for the Company and consequently lower margins. In case of strong inflationary scenario, the government may adopt a stricter monetary policy, such as increasing interest rates, reducing credit supply making it more expensive, and, consequently, affecting our telecommunications services consumers.

Interest rates: The Company's financial expenses are affected by fluctuations in the Interbank Depositary Receipt (CDI). The Company maintains its financial resources mainly applied in the Interbank Depositary Receipt (CDI), which substantially reduces this risk.

In 2019, Gross Debt came to R$ 9,611 million. The current balance includes (i) leasing recognition in the total amount of R$ 1,428 million (related to the sale of towers, the LT Amazonas project and leasing contracts pursuant to IAS17); (ii) leasing recognition in the amount of R$ 6,196 million (financial leases pursuant to IFRS16); and (ii) hedge position in the amount of R$ 42 million (reducing gross debt), including commercial hedge.

Gross Debt by the end of 2020 was R$ 10,096 million, up R$ 484 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 1,500 million (related to the sale of towers, the LT Amazonas project and leasing contracts pursuant to IAS17); (ii) leasing recognition in the amount of R$ 6,717 million (financial leases pursuant to IFRS16); and (ii) hedge position in the amount of R$ 466 million (reducing gross debt), including commercial hedge and the stock option with C6 Bank.

10.3. Executive Officers should comment on the material effects that the events below have caused or are expected to cause to the issuer's financial statements and its results:

a. introduction or sale of operating segment

There was no introduction or sale of operating segment in the fiscal years ended December 31, 2019, 2018 and 2017.

b. constitution, acquisition or disposal of equity interest

There was no constitution, acquisition or disposal of equity interest in the fiscal years ended on December 31, 2019, 2018 and 2017.

c. unusual events or operations

Completion of corporate restructuring and change of trading codes ("tickers")

TIM shares started to be traded under new identification codes on the Brazilian (B3) and New York (NYSE) stock exchanges as of October 13, 2020. At B3, the ticker changed from TIMP3 to TIMS3. On the NYSE, it became TIMB, and no longer TSU.

The change results from the incorporation of TIM Participações by the wholly-owned subsidiary TIM S.A., which became the entity listed on the Novo Mercado, a special segment of B3, intended for companies that voluntarily adopt corporate governance practices in addition to those required by Brazilian law. TIM remains the only telephony operator listed in the segment.

Result of Oi Mobile Assets Auction

On December 14, 2020, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, and September 7, 2020, TIM S.A. Has informed its shareholders and the market that the offer made by TIM, together with Telefónica Brasil S.A. and Claro S.A. (jointly the "Buyers"), was declared the winner of the bidding process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of Grupo Oi ("UPI Ativos Móveis"). The Judicial Reorganization Court approved the proposal of the Buyers as the winner of the bidding process for the sale of UPI Ativos Móveis, after the favorable manifestations of the Public Prosecution Service of the State of Rio de Janeiro and the Judicial Administrator.

The total amount of the transaction is R$ 16,500 million plus the value of the compensation offered to Grupo Oi for the Take-or-Pay Data Transmission Capacity Contracts to be signed at the time of the transaction completion and whose NPV (net present value) corresponds to approximately R$ 819 million. From the amount of R$ 16,500 million, R$ 15,744 million refers to the Base Price of the offer and R$ 756 million corresponds to Transition Services to be rendered for up to 12 (twelve) months by Grupo Oi to the Buyers. TIM will disburse 44% of the values of Base Price and Transition Services, totaling approximately R$ 7,300 million. Concerning the Capacity Contract, the Company will be responsible for paying amounts that brought to present value total approximately R$ 476 million (58% of the NPV of the contract taking into consideration its specificities).

TIM will be entrusted with the following:

- Customers: approximately 14.5 million customers (corresponding to 40% of UPI Ativos Móveis' total customer base) - according to Anatel's access base of Apr/20. The allocation of customers among the Buyers took into consideration criteria that favor competition among the operators present in the Brazilian market;
- Radiofrequency: approximately 49 MHz as a national average weighted by population (54% of UPI Ativos Móveis radiofrequencies). The division of frequencies between Buyers strictly respects the spectrum limits per group established by Anatel;

Infrastructure: approximately 7.2 thousand mobile access sites (corresponding to 49% of total UPI Ativos Móveis sites).

TIM obtains right to exercise subscription warrants at C6 Bank

On February 1st, 2021, TIM announced that it obtained, within the scope of the strategic partnership ("Partnership") signed with Banco C6 S.A. ("C6" or "Bank") the right to exercise Subscription Warrants equivalent to an indirect stake of approximately 1.4% (one point four percent) of C6's capital stock as a result of reaching, in December 2020, the 1st level of the agreed goals, which will be exercised when the Company's management deems to be more appropriate. It is important to note that the Subscription Warrants will grant TIM, when exercised, a minority position without control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020 and surpassing more than 4 million opened accounts until November. The Bank has approximately R$ 5.3 billion in total assets and transacts in its payment platform more than R$ 1.5 billion per month.

In less than a year, the Partnership between the companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and centered character customer convenience.

Approval of the creation of a company to provide residential optic fiber infrastructure services

TIM S.A., in continuity with the 2020-2022 Strategic Plan, published on March 10, 2020, communicated on December 10, 2020, that TIM's Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, in a meeting on that day, the formation of a company, in preparation for future segregation of assets and provision of residential optic fiber infrastructure services. This process is one of the intermediate steps in the transformation of TIM in the provision of broadband services and aims to create an open fiber infrastructure vehicle ("FiberCo") attracting a strategic partner that will become a FiberCo shareholder.

The FiberCo will operate in the wholesale market and providing fiber connectivity services for last-mile and transport network, for all market operators, with TIM as an anchor customer. This transaction aims to accelerate the growth of the residential broadband business and unlock the value of part of TIM's infrastructure.

Conclusion of TAC with ANATEL

On June 19th, the Company's Board of Directors approved the execution of a Conduct Adjustment Term (TAC), between the Agência Nacional de Telecomunicações (ANATEL) and TIM S.A. (a wholly owned subsidiary of TIM Participações S.A.), after the Regulator's final decision at the 8th Extraordinary Meeting of its Director Board, occurred on the previous day. The agreement, which is in the full phase of execution, as planned by the Company and under the strict monitoring of ANATEL, covers sanctions totaling approximately R$ 639 million, which will be filed due to assumed commitments and which may be represented in actions to improve quality and customer experience, evolution of digital service channels, reduction of complaint rates, as well as increase of network infrastructure in more than 2,000 locations. The company also made an additional commitment to take mobile broadband through the 4G network to around 350 municipalities with less than 30 thousand inhabitants. Three million people will benefit in the Northeast and North regions of the country, as well as in the northern of Minas Gerais and in Goiás, in cities where fourth generation technology is not yet available.

10.4. Directors should comment:

a. significant changes in accounting practices

There were no significant changes in accounting practices in 2020.

b. significant effects of changes in accounting practices

Management believes there are no significant effects of changes in accounting practices.

c. exceptions and emphases present in the auditor's report

Disclaimer

The Company's Executive Board stated that there are no reservations in the independent auditors' reports on the financial statements for the years ended December 31, 2020, 2019 and 2018.

Emphasis

For the year ended on December 31, 2020, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2019, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2018, there is no emphasis in the report of the independent auditors.

10.5. critical accounting policies

Critical accounting policies

The critical accounting policies are those significant to the presentation of our financial condition and results of operations and require more subjective and complex judgments by management, often demanding that the board deems the effect of uncertain nature factors. As they increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, these decisions become more complex. The Company's estimates and assumptions are based on historical experience, industry trends and other factors considered appropriate in the circumstances. Actual results may differ from these estimates, and different assumptions or future estimates may change the financial results shown. In order to facilitate the understanding of how the Company's management estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below.

The main accounting policies are described, including those discussed below, in the notes to the Company's consolidated financial statements.

(a) Loss from impairment of non-financial assets

A loss for impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value less selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on discounted cash flow model.

Any reorganization activities to which the Company is not committed as of the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit being tested are excluded for *impairment* testing purposes.

The main non-financial assets for which this assessment was made are goodwill based on future profitability recorded by the Company (note 15) and its tangible assets.

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of the current legislation. This process usually involves complex estimates to determine taxable income and differences. In particular, deferred tax assets on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes into account the history of taxable income, as well as the estimate of future taxable income

(c) Provision for judicial and administrative proceedings

The lawsuits and administrative proceedings are analyzed by the Management, together with its legal counsel (internal and external). The Company considers in its analyzes factors such as hierarchy of laws, precedents available, recent court decisions, their relevance in the legal system and payment history. These evaluations involve Management's judgment

(d) Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market

(e) Unbilled revenue from traffic – "unbilled revenues"

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date, among others

(f) Leasing

The Company has a significant number of lease agreements in which it acts as a lessee, and with the adoption of the accounting standard of IFRS 16 / CPC 06 (R2) - Leasing, as disclosed in Note 2.f., certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering a non-cancellable period and the periods covered by options to extend the contract term, when the exercise depends only from the Company and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with a similar value to the asset with the right of use in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of the subsidiary's debt) in this estimate.

10.6 Directors should describe the relevant items not included in the financial statements of the issuer, including:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

- **i. operating leases, assets and liabilities**
- **ii. ii. portfolios receivables written off over which the entity maintains risks and responsibilities, indicating their liabilities**
- **iii. contracts for future purchase and sale of products or services**
- **iv. unfinished construction contracts**
- **v. contracts for future receipt of financing**

There are no commitments of material value that have not been indicated in the financial statements.

b. other items not shown in the financial statements

Not applicable, since the Company has no other material items of other types that are not recorded in the balance sheet.

10.7 With respect to the items not included in the financial statements indicated in item 10.6, directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items in the issuer's financial statements

Not applicable.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of the obligations assumed and rights generated in favour of the issuer as a result of the transaction

Not applicable.

10.8. Executive Officers should indicate and comment on the main elements of the issuer's business plan, describing the following topics:

a) investments, including:

i. Quantitative and qualitative description of investments in progress and planned investments

In 2020, Investments increased by 1.0% YoY, totaling R$ 3,891 million and are still being allocated to infrastructure (92%), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 13% of 2020 investments).

The Company's commitment to the quality of the services provided, as well as to the customer's experience, is reflected in different projects, among which we highlight the expansion of the fiber optic network, densification of sites, expansion of hetnet coverage, radiofrequency refarming and the aggregation of carriers in two or three frequencies, depending on the location. Additionally, the expansion in several fronts allows the Company to offer an innovative and complete portfolio, employing new technologies and offering more to customers, such as fixed broadband through the mobile network, 4G, Wttx technology, and voice over LTE network services, Volte.

On the business development front, among other projects, digitalization initiatives stand out, which aim to accelerate the development and implementation of digital systems, improving the customer experience and providing significant operational and financial efficiencies.

According to the Material Fact published on March 10, 2020, the Company announced for the years 2020, 2021 and 2022 an investment forecast of approximately R $ 12.5 billion.

For the coming years, the investment dynamics of the past few years should be reinforced, with a slight nominal growth and the search for efficiency in the implementation of capex. The Company's planning includes a major focus on the following fronts:

i. expansion and improvement of the 4G Network, favoring an increase in capacity and coverage quality

based on the use of new frequency bands (700MHz and refarming of 1,800 MHz and 2,100 MHz);

ii. expansion of the coverage of the residential broadband service through FTTH with entry into new neighborhoods in cities where TIM is already present and also start of operations in new cities;

iii. growth of the transport network that supports both Mobile and Fixed services, expanding the long-distance (backbone) and metropolitan (backhaul) fiber infrastructure; and

iv. platforms and systems (Analytics, Big Data, AI, etc.) to support the digital transformation that TIM is implementing

ii. investment funding sources

The Company's investments are mainly funded by its own cash generation and loans with development and commercial banks. Details on loans and financing are available in item 10.1, sub-items "f" and "g".

iii. relevant divestments in progress and expected divestments

There were no relevant divestments in the years 2020, 2019 and 2018.

b) if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

Not applicable

c) new products and services, indicating:

i. description of ongoing research already disclosed

ii. total amount spent by issuer with research for development of new products or services

iii. projects under development already disclosed

iv. total amount spent by the issuer on development of new products or services

Not applicable since the Company does not have already disclosed research in progress.

10.9. Comment on other factors that materially influenced the operating performance and have not been identified or commented on other items in this section

The Company presents below its comments about operating costs and expenses reported in Note 28 of the 2020 Financial Statements:

Consolidated								
	2020				2019			
Description	Costs of services and goods sold	Selling expenses	General adminsitrative expenses	Total	Costs of services and goods sold	Selling expenses	General adminsitrative expenses	Total
In thousand reais								
Personnel	(58,024)	(632,231)	(313,400)	(1,003,655)	(53,392)	(624,353)	(373,272)	(1,051,017)
Third party services	(587,835)	(1,743,644)	(532,044)	(2,863,523)	(569,242)	(2,041,646)	(508,322)	(3,119,210)
Connection and interconnection	(1,672,655)	-	-	(1,672,655)	(1,419,464)	-	-	(1,419,464)
Depreciation and amortization	(4,569,064)	(247,666)	(710,282)	(5,527,012)	(4,132,223)	(256,898)	(739,861)	(5,128,982)
Indirect taxes, Charges and Contributions	(28,675)	(761,152)	(23,809)	(813,636)	(32,120)	(817,369)	(18,460)	(867,949)
Rentals and insurance	(316,650)	(107,550)	(15,743)	(439,943)	(291,302)	(121,795)	(20,582)	(433,679)
Costs of good sold	(756,060)	-	-	(756,060)	(931,818)	-	-	(931,818)
Advertising and publicity	-	(377,184)	-	(377,184)	-	(355,234)	-	(355,234)
Allowance for doubtful accounts	-	(552,817)	-	(552,817)	-	(748,291)	-	(748,291)
Other				-	(4,170)	(20,703)	(32,607)	(57,480)
	(7,988,963)	(4,422,244)	(1,595,278)	(14,006,485)	(7,433,731)	(4,986,289)	(1,693,104)	(14,113,124)

Selling Expenses dropped 10.3% YoY reaching R$3,010 million, reflecting another year marked by the structural trends, with efficiency gains from process digitalization and increased penetration of digital channels more than offsetting increased marketing expenses related to more exposure in the media. Furthermore, there was a reduction in FISTEL expenses and reduced sales in 2Q20, with decreased spending on commissions for recharges and for line activations.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 45.7 per gross addition in 2020, down by 11.6% YoY.

The SAC/ARPU ratio (payback per client) reached 1.8 month in 2020 from 2.2 months in 2019.

04 – Proposal for the allocation of the results related to the fiscal year 2020 and distribution of dividends by the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2020 amounted to R$ 1,843,689,908.96 (One billion, eight hundred and forty-three million, six hundred and eighty-nine thousand, nine hundred and eight reais and ninety-six cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity (IOE) already declared

Net income for the fiscal year	1,843,689,908.96
Compensation of accumulated losses	-
	1,843,689,908.96
(-) Constitution of the legal reserve	(83,707,521.17)
(-) Non-distributable tax incentives	(169,539,485.52)
Adjusted net income	**1,590,442,902.27**
% of minimum dividends established by statute	25%
Minimum dividends calculated based on adjusted net income	**397,610,725.57**
Dividends and Gross IOE distributed in advance	1,083,000,000.00
(+) Additional Dividends and Gross IOE	-
(=) Total Dividends and Gross IOE	**1,083,000,000.00**
(-) Withholding Tax Over IOE	(162,450,000.00)
Total Dividends and Net IOE	**920,550,000.00**

Total Net Dividends and Interest on Equity per share	
Amount attributed to common shares, except treasury shares	**0. 3803**

3. Inform the dividends' payout ratio for the fiscal year

Dividends and Gross Interest on Equity represents 68.09% of the adjusted net income, while Dividends and Net Interest on Equity represents 57.88% of the adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

According to the table in item 6, all amounts related to IOE were approved and declared during the fiscal year of 2020 and will be submitted to ratification at the Annual General Meeting.

b. The conditions and term for payment of dividends and interest on shareholders' equity

The Board of Directors approved the payment of IOE at meetings held 10/07/2020 (approval of the 1st installment), 12/10/2020 (approval of the 2nd installment).

The amounts referring to the 1st installment of IOE was paid on 11/10/2020, while the amount referring to the 2nd was paid on 01/22/2021, according to the table in item 6.b.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There was no correction for interest on equity.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

During the Annual General Meeting the 2020's net income destination will be approved, on March 30, 2021.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

The Company decided on the distribution of IOE as detailed below:

	IOE / Dividends	Gross	Withholding taxes	Net	Board of Directors Approval date
1ª	IOE	500,000,000.00	75,000,000.00	425,000,000.00	10/07/2020
2ª	IOE	583,000,000.00	87,450,000.00	495,550,000.00	12/10/2020

b. Inform the respective payments' dates

The payment dates are indicated in the table below:

	IOE / Dividends	Gross	Withholding taxes	Net	Payment dates
1ª	IOE	500,000,000.00	75,000,000.00	425,000,000.00	11/10/2020
2ª	IOE	583,000,000.00	87,450,000.00	495,550,000.00	01/22/2021

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
Net income per share	0.762	0.091	0.063

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2020	2019	2018
Minimum Dividends and Gross IOE	1,083,000,000.00	1,183,000,000.00	953,795,379.54
(+) Additional Dividends and Gross IOE	-	-	-
(-) Withholding Tax over IOE	(162,450,000.00)	(177,450,000.00)	(143,069,306.93)
(=) Total Dividends and Net IOE	920,550,000.00	1,005,550,000.00	810,726,072.61
Dividends and IOE – common shares	920,550,000.00	1,005,550,000.00	810,726,072.61
	920,550,000.00	**1,005,550,000.00**	**810,726,072.61**
% Dividends and Net IOE over adjusted net income	57.88%	28.87%	31.97%
Dividends and IOE per share Common Shares	0.380329	0.023774	0.019168

8. If there is destination for legal reserve

a. Identify the amount allocated to legal reserve

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$83,707,521.17 (eighty-three million, seven hundred and seven thousand, five hundred and twenty-one reais and seventeen cents).

b. Detail the calculation of legal reserve

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
(-) Non-distributable tax incentives	(169,539,485.52)	(194,161,483.24)	(146,454,562.02)
	1,674,150,423.44	3,666,000,457.57	2,514,982,243.77
Constitution of the legal reserve - 5% of net income	(83,707,521.17)	(183,300,022.88)	(125,749,112.19)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

b. Inform if it is being fully paid

The Company approved the distribution of the total of the mandatory minimum dividends, over the year of 2020, via IOE. All amounts referring to the 1st installment of IOE were paid throughout 2020, while the amount referring to the 2nd was paid in early 2020, according to the table in item 6.b.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

In 2020, after adjustments to net income and approval by the IOE Board of Directors, the Company's management proposed allocating the amount of R$ 507,442,902.27 (five hundred and seven million, four hundred and forty-two thousand, nine hundred and two and twenty-seven cents) for the social business expansion reserve.

c. Describe the calculation

Calculation of allocation of adjusted net income

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
Compensation of accumulated losses	-	-	-
	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
(-) Constitution of the legal reserve	(83,707,521.17)	(183,300,022.88)	(125,749,112.19)
Adjusted net income	1,759,982,387.79	3,676,861,917.93	2,535,687,693.60
(-) Total Dividends and Gros IOE distributed	(1,083,000,000.00)	(1,183,000,000.00)	(953,795,379.54)
(-) Amount distributed to the capital reserve	(169,539,485.52)	(194,161,483.24)	(146,454,562.02)
Amount distributed to the statutory reserve	507,442,902.27	2,299,700,434.69	1,435,437,752.04
80% of the share capital	10,782,312,406.04	10,780,937,411.90	10,780,937,411.90

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$ 169,539,485.52 (one hundred and sixty-nine million, five hundred and thirty-nine thousand, four hundred and eighty-five reais and fifty-two cents).

b. Explain this allocation nature

Law 11,638 / 07, when modifying the structure of the Shareholders' Equity, also changed the form of registration of donations and subsidies for investments, no longer allowing their registration directly in a Capital Reserve, as provided for in Decree 3,000 / 1999, in its art. 545. Thus, such record started to be transferred to the result for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

05 – Qualification of candidates for the positions of independent members of the Board of Directors according to the criteria of independence

TIM S.A.
Publicly-Held Company
CNPJ/ME 02.421.421/0001-11
NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 25th, 2021

DATE, TIME AND PLACE: February 25th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors' Meeting of the TIM S.A. ("Company") was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company's By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: **(1)** To acknowledge on the activities carried out by the Compensation Committee; **(2)** To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 14th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders' Meeting of the Company; **(3)** To acknowledge on the Company's financial strategic, and to resolve on the related financial operations; **(4)** To analyze the Compensation Proposal of The Company's Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders' Meeting of the Company; **(5)** To analyze the proposal for the Company's Long Term Incentive Plan, and to resolve on its submission to the Shareholders' Meeting of the Company; **(6)** To analyze the management's proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders' Meeting of the Company; **(7)** To analyze the proposal for the amendment of the Company's Bylaws, and to resolve on its submission to the Shareholders' Meeting of the Company; and **(8)** To resolve on the call notice of the Company's Annual and Extraordinary Shareholders' Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company's head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee ("CR") at its meeting held on February 25th, 2021, as per Mr. Nicandro Durante's report, Chairman of the CR.

(2) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (*Contrato de Cooperação e Suporte*), through the execution of the 14th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and **approved**, based on the favorable evaluation of the CAE, at its meeting held on February 9th, 2021, its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

(3) The referred item was excluded of the Agenda for submission to this Board in the next opportunity, as indicated by the Financial area.

(4) The Board members expressed their favorable opinion to the Management's Compensation Proposal for the Company's Administrators, members of the Committees and of the Fiscal Council, for the year of 2021, and **approved** its submission to the Annual Shareholders' Meeting, to be duly convened.

(5) The Board members expressed their favorable opinion to the proposal of the Company's Long Term Incentive Plan, and **approved** its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

(6) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors' independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and "B3"), of the following candidates presented by the Company's management to resolution at the Annual Shareholders' Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt.

It be registered that the Board members expressed their understanding that the referred candidates attend the independence's criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company's Management Proposal and of the independence's statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(7) The Board members expressed their favorable opinion to the proposal of the Company's By-laws amendment and consolidation, which aims to exclude the Section 57, due to the register of the Company in the Novo Mercado Regulations granted by B3, and to adjust the capital stock and number of shares issued by the Company, to reflect the variation in the number of shares resulting from the consummation of the Merger of TIM Participações S.A. into the Company, approved by this Board at its meeting held on September 28th, 2020, and **approved** its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

The adjustment abovementioned shall be reflected in the Section 5 of the Company's By-laws, as per the wording below:

"SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value."

(8) **Approved** the following Agenda for the Annual and Extraordinary Shareholders' Meeting of the Company ("Meeting") to be held on March 30th, 2021:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2020; **(2)** To resolve on the management's proposal for the allocation of the results of the 2020 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the

candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado Regulations*"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2021 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 14th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; **(2)** To resolve on the Company's Long-Term Incentive Plan proposal; and **(3)** To resolve on the amendment and restatement of the Company's By-laws.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 25th, 2021.

JAQUES HORN
Secretary

São Paulo, February 22nd, 2021

Attn.

Board of Directors of TIM S.A. ("Company")

Av. João Cabral de Mello Neto, nº 850, Torre Sul

Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **FLAVIA MARIA BITTENCOURT**, Brazilian, married, chemical engineer, bearer of identity card CNH No. 04595103683, issued by Detran/RJ, enrolled in the CPF/ME under No. 011.971.887-11, domiciled in the City and State of São Paulo, at Rua Marechal Deodoro, No. 1401, House 10, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

FLAVIA MARIA BITTENCOURT

São Paulo, February 22nd, 2021

Attn.

Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **GESNER JOSÉ DE OLIVEIRA FILHO**, Brazilian, married, economist, bearer of identity card No. 6.968.227, issued by SSP/SP, enrolled in the CPF/ME under No. 013.784.028-47, domiciled in the City and State of São Paulo, at Rua Tucumã, No. 621, Apt. 121, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

GESNER JOSÉ DE OLIVEIRA FILHO

São Paulo, February 22nd, 2021

Attn.

Board of Directors of TIM S.A. (“Company”)
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **HERCULANO ANÍBAL ALVES**, Brazilian, married, economist, bearer of identity card No. nº 5.306.068, issued by, enrolled in the CPF/ME under No. 463.463.178-49, domiciled In the City and State of São Paulo, at Rua Traipu, No. 214, Apt. 122, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company’s Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

HERCULANO ANÍBAL ALVES

Rio de Janeiro, February 22nd, 2021

Attn.

Board of Directors of TIM S.A. ("Company")

Av. João Cabral de Mello Neto, nº 850, Torre Sul

Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **NICANDRO DURANTE**, Brazilian, married, business administrator, bearer of identity card nº 3.414.387, issued by SSP/SC, enrolled in the CPF/ME under No. 807.277.948-68, domiciled in the City and State of Rio de Janeiro, at Rua Almirante Guilhem, No. 85, Apt. 701, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

NICANDRO DURANTE

06 – Appointed to the positions of effective members of the Company's Board of Directors

Nominees to the Positions as Board of Directors Members of the Company and Attendance at Board Meetings

Name	Date of Birth	Occupation	CPF/ Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates *	% of Attendance at Board Meetings**
Agostino Nuzzolo	April 12, 1968	Bachelor of Economics, Law and Sciences of Economic and Financial Security	YA3957635	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Member of the Control and Risks Committee and of the Compensation Committee	Yes	No	3	56%
Carlo Nardello	May 09, 1964	Bachelor of Economics	YB2353402	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Member of the Compensation Committee and of the Environmental, Social & Governance Committee	Yes	No	2	96%
Elisabetta Paola Romano	April 01, 1963	Bachelor of Computer Science	YA5549980	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	N/A	Yes	No	2	87,5%
Flavia Maria Bittencourt	January 15, 1970	Bachelor of Chemical Engineering	011.971.887-11	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Member of the Statutory Audit Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	2	100%
Gesner José de Oliveira Filho	May 17, 1956	Economist	013.784.028-47	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Coordinator of the Statutory Audit Committee, and Member of the Control and Risks Committee and of the Environmental, Social & Governance Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	2	100%

Nominees to the Positions as Board of Directors Members of the Company and Attendance at Board Meetings

Name	Date of Birth	Occupation	CPF/ Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates *	% of Attendance at Board Meetings**
Herculano Aníbal Alves	February 27, 1953	Economist	463.463.178-49	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Chairman of the Control and Risks Committee and Member of the Statutory Audit Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	4	100%
Michele Valensise	April 03, 1952	Bachelor of Law	DA0023813	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	N/A	Yes	No	0	N/A
Nicandro Durante	September 13,1956	Company Admistrator	807.277.948-68	Chairman of the Board	March 30, 2021	March 30, 2021	2 years until AGO 2023	Chairman of the Compensation Committee and member of the Environmental, Social & Governance Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	2	100%
Pietro Labriola	October 01, 1967	Bachelor of Business Administration	YB2380184	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	CEO and member of the Environmental, Social & Governance Committee	Yes	No	2	100%
Sabrina Di Bartolomeo	October 16, 1971	Bachelor of Economics	YB0556281	Board Member	March 30, 2021	March 30, 2021	2 years until AGO 2023	Member of the Control and Risks Committee and of the Environmental, Social & Governance Committee	Yes	No	2	96%

* Number includes mandates in TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. On Aug. 31, 2020rada pela primeira em 31/08/2020.

** Percentage includes participation in the meetings of TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. on Aug. 31, 2020.

AGOSTINO NUZZOLO

I – Information on main professional experience during the last 5 years.

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **TELSY S.P.A**
- Telecommunications segment
- Member of the Board of Directors
- The Company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since September 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of the Compensation Committee
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of the Control and Risks Committee
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of Board of Directors
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- The company merged into the Issuer on Aug. 31, 2020
- Member of the Compensation Committee
- From April 2018 to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- The company merged into the Issuer on Aug. 31, 2020
- Member of the Control and Risks Committee
- From April 2018 to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- The company merged into the Issuer on Aug. 31, 2020

AGOSTINO NUZZOLO

- Member of the Board of Directors
- From April 2018 to August 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

- **Infrastrutture Wireless Italiane S.p.A. (INWIT)**
- Telecommunications segment
- Member of the Control and Risks Committee
- Telecom Italia S.p.A. is an indirect shareholder of the company and an indirect controlling shareholder of the Issuer
- Since April 2020

- **Persidera S.p.A.**
- Telecommunications segment
- Member of the Board of Directors and Vice President
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, was the controlling shareholder of the company
- From March 2019 to December 2019

- **Alfiere S.p.A.**
- Real Estate segment
- Member of the Board of Directors and Chief Executive Officer
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, was a direct shareholder of the company
- From March 2019 to June 2019

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Flash Fiber S.r.l.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary to the Board of Directors, General Counsel, and Legal and Tax Director
- The company is an indirect controlling shareholder of the issuer
- Since March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Interim Director of Human Resources and Organizational Development
- The company is an indirect controlling shareholder of the issuer
- November 2017 to March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary of the Board of Directors, General Counsel and *Head of Legal Affairs*
- The company is an indirect controlling shareholder of the issuer
- December 2016 to February 2018

- **Infrastrutture Wireless Italiane S.p.A. (INWIT)**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer, is the indirect shareholder of the company
- Since April 2017

- **Italcementi Group**
- Construction segment
- General Counsel, Interim Director of Human Resources and Director of Information Technology Organization
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2008 to 2016

- **Italmobiliare S.P.A.**
- Investments segment
- General Counsel and Operational Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- July 2016 to January 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **TELSY S.P.A**
- Telecommunications segment
- Member of the Board of Directors
- The Company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since September 2020

AGOSTINO NUZZOLO

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of the Compensation Committee
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of the Control and Risks Committee
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Issuer
- Member of Board of Directors
- Since August 2020

- **Infrastrutture Wireless Italiane S.p.A. (INWIT)**
- Telecommunications segment
- Member of the Control and Risks Committee
- Telecom Italia S.p.A. is an indirect shareholder of the company and the indirect controlling shareholder of the Issuer
- Desde abril 2020

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Flash Fiber S.r.l.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary to the Board of Directors, General Counsel, and Legal and Tax Director
- The company is an indirect controlling shareholder of the Issuer

- Since March 2018

- **Infrastrutture Wireless Italiane S.p.A. (INWIT)**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since April 2017

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified with administrators of TIM S.A. or its subsidiary.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **TELSY S.P.A**
- Telecommunications segment
- Member of the Board of Directors
- The Company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since September 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

AGOSTINO NUZZOLO

- **Infrastrutture Wireless Italiane S.p.A. (INWIT)**
- Telecommunications segment
- Member of the Control and Risks Committee
- Telecom Italia S.p.A. is an indirect shareholder of the company and an indirect controlling shareholder of the Issuer
- Since April 2020

- **Persidera S.p.A.**
- Telecommunications segment
- Member of the Board of Directors and Vice President
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, was the controlling shareholder of the company
- From March 2019 to December 2019

- **Alfiere S.p.A.**
- Real Estate segment
- Member of the Board of Directors and Chief Executive Officer
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, was a direct shareholder of the company
- From March 2019 to June 2019

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Flash Fiber S.r.l.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since March 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary to the Board of Directors, General Counsel, and Legal and Tax Director
- The company is an indirect controlling shareholder of the issuer
- Since March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Interim Director of Human Resources and Organizational Development
- The company is an indirect controlling shareholder of the issuer
- November 2017 to March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary of the Board of Directors, General Counsel and *Head of Legal Affairs*
- The company is an indirect controlling shareholder of the issuer
- December 2016 to February 2018

CARLO NARDELLO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A. (INWIT)**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From May 2019 to October 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Sustainability Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From April 2020 to October 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Strategic Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From May 2020 to October 2020

- **TIM VISION S.r.l.**
- Audiovisual segment
- *Chairman*
- The company was controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From March 2019 to October2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer

CARLO NARDELLO

- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- The company merged into the Issuer on Aug. 31, 2020
- From April 2019 to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company merged into the Issuer on Aug. 31, 2020
- From March 2019 to August 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors and *Chief Executive Officer*
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

- **TIM Tank S.r.l.**
- Holding
- Chairman
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From June 2019 to November 2019

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since October 2019

- **Telecom Italia Ventures S.r.l.**
- Holding
- Chairman
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Strategy, Business Development & Transformation Officer
- The company is an indirect controlling shareholder of the Issuer
- Since January 2019

- **CscVision**

- Media and marketing consulting firm
- Co-Founder and Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2016 to 2018

- **Alitalia**
- Air transport segment
- Special Commissioners' Chief of Staff
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2017 to 2018

- **RAI – Radiotelevisione Italiana Group of Companies**
- Broadcasting and Media segment
- General Manager's ad interim Chief of Staff
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2016

- **RAI – Radiotelevisione Italiana Group of Companies**
- Broadcasting and Media segment
- Head of Strategic Development
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to 2016

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the *Environmental, Social & Governance* Committee
- Issuer
- Since December 2020

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **TIM S.A.**
- Telecommunications segment

CARLO NARDELLO

- Member of the Compensation Committee
- Issuer
- Since August 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors and Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since October 2019

- **Telecom Italia Ventures S.r.l.**
- Holding
- Chairman
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Strategy, Business Development & Transformation Officer
- The company is an indirect controlling shareholder of the issuer
- Since January 2019

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

CARLO NARDELLO

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

- **FiberCop S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since November 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A. (INWIT)**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From May 2019 to October 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Sustainability Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From April 2020 to October 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Strategic Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the Company
- From May 2020 to October 2020

- **TIM VISION S.r.l.**
- Audiovisual segment
- *Chairman*
- The company was controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From March 2019 to October2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors and *Chief Executive Officer*
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since July 2020

CARLO NARDELLO

- **TIM Tank S.r.l.**
- Holding
- Chairman
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From June 2019 to November 2019

- **Telecom Italia Ventures S.r.l.**
- Holding
- Chairman
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Strategy, Business Development & Transformation Officer
- The company is an indirect controlling shareholder of the Issuer
- Since January 2019

ELISABETTA PAOLA ROMANO

I – Information on main professional experience during the last 5 years.

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company was merged into the Issuer on Aug. 31, 2020
- March 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- *Chief Innovation & Partnership Officer*
- Indirect controlling shareholder of the Issuer
- November 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Technology Officer
- Indirect controlling shareholder of the Issuer
- July 2018 to November 2019

- **Telecom Italia Ventures S.r.l.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

- **ERICSSON (Santa Clara, California, EUA)**
- Telecommunications segment, Information Technology and Media
- Executive Vice President and General Manager - Packet Core & Identity Management
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2017 to June 2018

- **ERICSSON (Santa Clara, California, EUA)**
- Telecommunications segment, Information Technology and Media
- Executive Vice President and General Manager - *Media Solutions*

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2015 to June 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **Telecom Italia Ventures S.r.l.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment

ELISABETTA PAOLA ROMANO

- Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- *Chief Innovation & Partnership Office.*
- Indirect controlling shareholder of the Issuer
- November 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Technology Officer
- Indirect controlling shareholder of the Issuer
- July 2018 to November 2019

- **Telecom Italia Ventures S.r.l.**
- Holding
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since May 2019

FLAVIA MARIA BITTENCOURT

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer
- From July 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer
- From July 2019 to August 2020

- **Adidas do Brasil Ltda.**
- Clothing and Sporting Material
- General Manager
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2019

- **Marisa S.A.**
- Women's Fashion Retail
- Independent Board Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From September 2018 to December 2019

- **Sephora Brasil**
- Beauty/Cosmetics Retail
- SVP Latam e General Manager Brazil

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From December 2013 to April 2019

- **BRF**
- Food segment
- Member of the Board
- Since January 2020

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **Adidas do Brasil Ltda.**
- Clothing and Sporting Material
- General Manager
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2019

- **Marisa S.A.**
- Women's Fashion Retail
- Independent Board Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From September 2018 to December 2019

- **BRF**
- Food segment
- Member of the Board
- Since January 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties

applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

GESNER JOSÉ DE OLIVEIRA FILHO

I – Information on the main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Coordinator of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Control and Risks Committee
- Company merged into the Issuer
- From April 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Coordinator of the Statutory Audit Committee
- Company merged into the Issuer
- From July 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer
- From April 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment

- Member of the Board of Directors
- Company merged into the Issuer
- From March 2019 to August 2020

- **GO ASSOCIADOS Consultoria Empresarial Ltda.**
- Consulting and training company rendering services mostly in the following areas: Infrastructure Projects, Antitrust Opinions and Analyses, Foreign Trade, Water & Sanitation Projects, Development of Regulatory Models, Environment and Sustainability Projects, Macroeconomics Analysis, Sectoral Analysis and Regulatory Risk Assessment.
- Founding partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **ESTRE AMBIENTAL**
- Treatment and disposal of industrial waste
- Independent Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2018

- **BRASKEM**
- chemical and petrochemical industry
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017

- **IGUA**
- Water supply and sanitation sector
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Coordinator of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **Febraban**
- Brazilian Federation of Banks – non-profit association with a commitment to strengthening the financial system and its relations with society
- Member of the Self-Regulation Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2012

- **CIEE (CENTRO DE INTEGRAÇÃO EMPRESA-ESCOLA)**
- Non-profit private sector association recognized as a social entity organization
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Member of the Board of Directors
- Since 2018

- **ETCO**
- Social Organization of public interest (*Organização da sociedade civil de interesse público* – OSCIP)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Member of the Board of Directors
- Since 2019

- **INSTITUTO IGUÁ DE SUSTENTABILIDADE**
- Non-profit Organization which aims to promote universal sanitation
- Member of the Board of Directors
- Since 2018

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

HERCULANO ANIBAL ALVES

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Company merged into the Issuer
- From April 2017 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer
- From April 2015 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer
- From April 2015 to August 2020

- **Barigui Gestora de Recursos Ltda.**
- Finance segment
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2016

- **Grupo Fleury**
- Pharmaceutical segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2018 to 2019

- **EcoRodovias**
- Infrastructure segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2018 to 2019

- **Cielo S.A.**
- Finance segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **Grendene**
- Shoe segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **Marfrig Brazil Foods**
- Food segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2015 to November 2016 and since 2019

- **Marfrig Brazil Foods**
- Food segment
- Member and Chairman of the Financial Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since April 2019

- **Associação Brasileira das Entidades do Mercado Financeiro e de Capitais (ANBIMA)**
- Nonprofit association
- Chairman of the Equities Fund Commission
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.

- From 2013 to 2016

2bCapital S.A.
- Finance segment
- Alternate member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2012

- **Araxá Investimentos**
- Finance segment
- Managing partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2015 to 2016

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **CAF – Comitê de Aquisições e Fusões da Associação dos Apoiadores do Comitê de Aquisições e Fusões – ACAF**
- Association
- Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2015 to 2018

- **CSA – Conselho de Supervisão do Analista de Valores Mobiliários**
- Nonprofit association
- Member of the Board

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2016 to 2019

- **Associação de Investidores no Mercado de Capitais (AMEC)**
- Nonprofit association
- Member of the Board of Directors
- From 2011 to 2016

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

MICHELE VALENSISE

I – Information on main professional experience during the last 5 years.

- **Telecom Italia S.p.A**
- Telecommunications segment
- Member of the Board of Directors, Member of the Control and Risks Committee and Member of the Compensation Committee
- The company is the indirect controlling shareholder of the Issuer
- Since May 2018

- **Astaldi S.p.A**
- Infrastructure segment
- Vice-President and, currently Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2020

- **Farnesina Ministry of Foreign Affairs**
- Government
- General Secretary
- Ministry of the Italian Government
- From 2012 to 2016

II – All management positions that the administrator holds in other third sector companies or organizations.

- **Telecom Italia S.p.A**
- Telecommunications segment
- Member of the Board of Directors, Member of the Control and Risks Committee and Member of the Compensation Committee
- The company is the indirect controlling shareholder of the Issuer
- Since May 2018

- **Astaldi S.p.A**
- Infrastructure segment
- Vice-President and, currently Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2020

- **German-Italian Centre for the European Dialogue (Villa Vigoni)**
- Cultural, scientific and social cooperation segment - international
- Chairman
- Association
- Since 2017

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction

declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No relationship of subordination, provision of services or control was identified.

NICANDRO DURANTE

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Environmental, Social & Governance Committee
- Issuer
- Since February 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Company merged into the Issuer
- From April 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Chairman of the Board of Directors
- Company merged into the Issuer
- From April 2019 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer
- From March 2019 to August 2020

- **British American Tobacco**
- Tobacco segment
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2011 to March 2019

- **British American Tobacco**
- Tobacco segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Non-Executive Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Senior Independent Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since January 2019

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Environmental, Social & Governance Committee
- Issuer
- Since February 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Board of Directors
- Issuer
- Since August 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

PIETRO LABRIOLA

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since October 2019

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since April 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications Segment
- Chief Executive Officer
- Company merged into the Issuer
- From April 2018 to August 2020

- **TIM Participações S.A. (Merged into TIM S.A. in August 31st, 2020)**
- Telecommunications Segment
- *Chief Operating Officer*
- Company merged into the Issuer
- From December 2015 to August 2018

- **TIM Celular S.A. (Merged into TIM S.A. in October 31st, 2018)**
- Telecommunications Segment
- Chief Operating Officer
- Company merged into the Issuer
- From April 2016 to August 2018

- **TIM S.A (Former Intelig Telecomunicações Ltda.)**
- Telecommunications Segment
- Chief Operating Officer
- Issuer
- From May 2016 to August 2018

- **TIM S.A (Former Intelig Telecomunicações Ltda.)**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- From February 2017 to May 2018

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment

- Member and Chairman of the Board of Directors
- Controlling company of the issuer
- Since July 2019

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since October 2019

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since April 2020

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member and Chairman of the Board of Directors
- Controlling company of the issuer
- Since July 2019

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the

capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

SABRINA DI BARTOLOMEO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- The company was merged into the Issuer on Aug. 31, 2020
- February to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company was merged into the Issuer on Aug. 31, 2020
- February to August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since February de 2020

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Direct controlling shareholder of Issuer
- Since January 2020

- **Telecom Italia S.p.A**
- Telecommunications segment
- VP de *Group Planning and Control*
- Indirect controlling shareholder of Issuer
- Since June 2019

- **INFRASTRUTTURE WIRELESS ITALIANE (INWIT) S.p.A.**
- Telecommunications segment
- Member of the Board of Directors

- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since March 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Sustainability Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since April 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- Company controlled by Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since July 2020

- **PWC Advisory SpA**
- Consultancy
- Partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2017 to June 2019

- **Neuberger Berman Europe Ltd.**
- Financial segment
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From September 2015 to April 2017

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer

- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since February de 2020

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Direct controlling shareholder of Issuer
- Since January 2020

- **Telecom Italia S.p.A**
- Telecommunications segment
- VP de *Group Planning and Control*
- Indirect controlling shareholder of Issuer
- Since June 2019

- **INFRASTRUTTURE WIRELESS ITALIANE (INWIT) S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since March 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Sustainability Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since April 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- Company controlled by Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since July 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Direct controlling shareholder of Issuer
- Since January 2020

- **Telecom Italia S.p.A**
- Telecommunications segment
- VP de *Group Planning and Control*
- Indirect controlling shareholder of Issuer
- Since June 2019

- **INFRASTRUTTURE WIRELESS ITALIANE (INWIT) S.p.A.**
- Telecommunications segment
- Member of the Board of Directors
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since March 2020

- **INFRASTRUTTURE WIRELESS ITALIANE S.P.A.(INWIT)**
- Telecommunications segment
- Member of the Sustainability Committee
- Telecom Italia S.p.A., indirect controlling shareholder of the Issuer, is an indirect shareholder of the company
- Since April 2020

- **DAPHNE 3 S.p.A.**
- Holding
- Member of the Board of Directors
- Company controlled by Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since July 2020

07 – Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

TIM

Nominees to the Positions as Regular and Alternate Members of the Company's Fiscal Council and Attendance at Council Meetings

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	No. of Consecutive Mandates*	% of Attendance at Council Meetings**
Anna Maria Cerentini Gouvea Guimaraes	September 19, 1956	Engineer	050.287.838-02	Alternate Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3	N/A
Heinz Egon Löwen	April 29, 1949	Accountant	017.339.239-34	Alternate Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3	N/A
Jarbas Tadeu Barsanti Ribeiro	March 18, 1951	Economist and Accountant	272.271.707-72	Effective Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3	100%
João Verner Juenemann	February 16, 1940	Accountant and Administrator	000.952.490-87	Alternate Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	0	N/A
Josino de Almeida Fonseca	February 12, 1940	Engineer	005.832.607-30	Effective Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	0	N/A
Walmir Urbano Kesseli	August 28, 1959	Economist	357.679.019-53	Effective Member	March 30, 2021	March 30, 2021	1 year until GSM 2022	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	5	100%

* Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.

**Percentage includes participation in the meetings of TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.

ANNA MARIA GOUVEA GUIMARÃES

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company was merged into the Issuer on 08/31/2020
- From March 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company was merged into the Issuer on 08/31/2020
- From 2016 to March 2018

- **RANDON S.A IMPLEMENTOS E PARTICIPAÇÕES**
- Capital assets
- Alternate member of The Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2018 to April 2019

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Full Member President of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Full Member President of the Fiscal Council

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2017

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

HEINZ EGON LÖWEN

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company was merged into the Issuer on 08/31/2020
- From March 2019 to August 2020

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **Igreja Evangélica de Confissão Luterana no Brasil – Comunidade Concórdia**
- Religious Organization
- Treasurer
- Since March 2018

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Chairman of the Synodal Council – Legal Representative of the Organization
- Since January 2015

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2016 to March 2018 and from March 2019 to August 2020

- **MLS WIRELESS S.A.**
- Wireless network provider
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From Abril 2018 to March 2019

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**

- Other services
- Court Expert
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- President
- Since 2004

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
- Other services
- Court Expert
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- President
- Since 2004

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Information on main professional experience during the last 5 years.

- **HT Micron Semicondutores S.A.**
- Technology Segment
- Member of the Fiscal Council (2019, 2020 e 2021)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2019

- **Brasiliana Participações S.A.**
- Energy Segment
- Member of the Fiscal Council (2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2020

- **Petrobras Distribuidora S.A.**
- Oil & Gas
- Member of the Fiscal Council (2018) and Chairman of Fiscal Council (2019)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2018 to 2020

- **TIM Participações S.A.**
- Telecommunication Segment
- Alternate member of the Fiscal Council
- The company was merged into the Issuer on 08/31/2020
- From 2008 to 2018

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Member of the Board of Directors and Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2017

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council (2017 and 2018) and Alternate Member of the Board of Directors (2019 and 2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Falconi Consultores de Resultado S.A.**
- Management and Consulting
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to 2017

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2016 to 2019

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2009

II – All management positions that the administrator holds in other third sector companies or organizations.

- **HT Micron Semicondutores S.A.**
- Technology Segment
- Member of the Fiscal Council (2019, 2020 e 2021)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

- Since 2019

- **Brasiliana Participações S.A.**
- Energy Segment
- Member of the Fiscal Council (2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2020

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council (2017 and 2018) and Alternate Member of the Board of Directors (2019 and 2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2009

- **Fundação Grupo Boticário de Proteção à Natureza**
- Third Sector
- Member of the Fiscal Council
- Since 2016

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- The company was merged into the Issuer 08/31/2020
- From April 2017 to March 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- The company was merged into the Issuer 08/31/2020
- From April 2016 to April 2017

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- The company was merged into the Issuer 08/31/2020
- From April 2014 to April 2016

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the
- issuer's stock capital
- Since October 2010

II – All management positions that the administrator holds in other third sector companies or organizations.

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the
- issuer's stock capital
- Since October 2010

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- The Company was merged into the Issuer on 08/31/2020
- From April 2017 to August 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Vice President
- Since July 2020

- **Working for Africa**
- Nonprofit Organization
- President
- Since February 2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- Since March 2012

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

08 – Attendance of Effective and Alternates members in the Boards and Committees Meetings of the Company Boards and Committees

Attendance of Company's Board of Directors Nominees at Board of Directors' Advisory Committees' Meetings

STATUTORY AUDIT COMMITTEE

Name	Attendance at Committee Meetings (%)
Flavia Maria Bittencourt	100%
Gesner José de Oliveira Filho	100%
Herculano Aníbal Alves	100%

CONTROL AND RISKS COMMITTEE

Name	Attendance at Committee Meetings (%)
Agostino Nuzzolo	22%
Gesner José de Oliveira Filho	100%
Herculano Aníbal Alves	100%
Sabrina Di Bartolomeo	100%

COMPENSATION COMMITTEE

Name	Attendance at Committee Meetings (%)
Agostino Nuzzolo	50%
Carlo Nardello	100%
Nicandro Durante	100%

ENVIRONMENTAL, SOCIAL & GOVERNANCE COMMITTEE*

Name	Attendance at Committee Meetings (%)
Carlo Nardello	N/A
Gesner José de Oliveira Filho	N/A
Nicandro Durante	N/A
Pietro Labriola	N/A
Sabrina Di Bartolomeo	N/A

*Committee created on Dec. 10, 2020, with no meetings held in the fiscal year

09 – Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2021

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2020 amounted to R$ 1,843,689,908.96 (One billion, eight hundred and forty-three million, six hundred and eighty-nine thousand, nine hundred and eight reais and ninety-six cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity (IOE) already declared

Net income for the fiscal year	1,843,689,908.96
Compensation of accumulated losses	-
	1,843,689,908.96
(-) Constitution of the legal reserve	(83,707,521.17)
(-) Non-distributable tax incentives	(169,539,485.52)
Adjusted net income	**1,590,442,902.27**
% of minimum dividends established by statute	25%
Minimum dividends calculated based on adjusted net income	**397,610,725.57**
Dividends and Gross IOE distributed in advance	1,083,000,000.00
(+) Additional Dividends and Gross IOE	-
(=) Total Dividends and Gross IOE	**1,083,000,000.00**
(-) Withholding Tax Over IOE	(162,450,000.00)
Total Dividends and Net IOE	**920,550,000.00**

Total Net Dividends and Interest on Equity per share	
Amount attributed to common shares, except treasury shares	**0. 3803**

3. Inform the dividends' payout ratio for the fiscal year

Dividends and Gross Interest on Equity represents 68.09% of the adjusted net income, while Dividends and Net Interest on Equity represents 57.88% of the adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

According to the table in item 6, all amounts related to IOE were approved and declared during the fiscal year of 2020 and will be submitted to ratification at the Annual General Meeting.

b. The conditions and term for payment of dividends and interest on shareholders' equity

The Board of Directors approved the payment of IOE at meetings held 10/07/2020 (approval of the 1st installment), 12/10/2020 (approval of the 2nd installment).

The amounts referring to the 1st installment of IOE was paid on 11/10/2020, while the amount referring to the 2nd was paid on 01/22/2021, according to the table in item 6.b.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There was no correction for interest on equity.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

During the Annual General Meeting the 2020's net income destination will be approved, on March 30, 2021.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

The Company decided on the distribution of IOE as detailed below:

	IOE / Dividends	Gross	Withholding taxes	Net	Board of Directors Approval date
1ª	IOE	500,000,000.00	75,000,000.00	425,000,000.00	10/07/2020
2ª	IOE	583,000,000.00	87,450,000.00	495,550,000.00	12/10/2020

b. Inform the respective payments' dates

The payment dates are indicated in the table below:

	IOE / Dividends	Gross	Withholding taxes	Net	Payment dates
1ª	IOE	500,000,000.00	75,000,000.00	425,000,000.00	11/10/2020
2ª	IOE	583,000,000.00	87,450,000.00	495,550,000.00	01/22/2021

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
Net income per share	0.762	0.091	0.063

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2020	2019	2018
Minimum Dividends and Gross IOE	1,083,000,000.00	1,183,000,000.00	953,795,379.54
(+) Additional Dividends and Gross IOE	-	-	-
(-) Withholding Tax over IOE	(162,450,000.00)	(177,450,000.00)	(143,069,306.93)
(=) Total Dividends and Net IOE	920,550,000.00	1,005,550,000.00	810,726,072.61
Dividends and IOE – common shares	920,550,000.00	1,005,550,000.00	810,726,072.61
	920,550,000.00	**1,005,550,000.00**	**810,726,072.61**
% Dividends and Net IOE over adjusted net income	57.88%	28.87%	31.97%
Dividends and IOE per share			
Common Shares	0.380329	0.023774	0.019168

8. If there is destination for legal reserve

a. Identify the amount allocated to legal reserve

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$83,707,521.17 (eighty-three million, seven hundred and seven thousand, five hundred and twenty-one reais and seventeen cents).

b. Detail the calculation of legal reserve

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
(-) Non-distributable tax incentives	(169,539,485.52)	(194,161,483.24)	(146,454,562.02)
	1,674,150,423.44	3,666,000,457.57	2,514,982,243.77
Constitution of the legal reserve - 5% of net income	(83,707,521.17)	(183,300,022.88)	(125,749,112.19)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

b. Inform if it is being fully paid

The Company approved the distribution of the total of the mandatory minimum dividends, over the year of 2020, via IOE. All amounts referring to the 1st installment of IOE were paid throughout 2020, while the amount referring to the 2nd was paid in early 2020, according to the table in item 6.b.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

In 2020, after adjustments to net income and approval by the IOE Board of Directors, the Company's management proposed allocating the amount of R$ 507,442,902.27 (five hundred and seven million, four hundred and forty-two thousand, nine hundred and two and twenty-seven cents) for the social business expansion reserve.

c. Describe the calculation

Calculation of allocation of adjusted net income

	2020	2019	2018
Net income for the fiscal year	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
Compensation of accumulated losses	-	-	-
	1,843,689,908.96	3,860,161,940.81	2,661,436,805.79
(-) Constitution of the legal reserve	(83,707,521.17)	(183,300,022.88)	(125,749,112.19)
Adjusted net income	1,759,982,387.79	3,676,861,917.93	2,535,687,693.60
(-) Total Dividends and Gros IOE distributed	(1,083,000,000.00)	(1,183,000,000.00)	(953,795,379.54)
(-) Amount distributed to the capital reserve	(169,539,485.52)	(194,161,483.24)	(146,454,562.02)
Amount distributed to the statutory reserve	507,442,902.27	2,299,700,434.69	1,435,437,752.04
80% of the share capital	10,782,312,406.04	10,780,937,411.90	10,780,937,411.90

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$ 169,539,485.52 (one hundred and sixty-nine million, five hundred and thirty-nine thousand, four hundred and eighty-five reais and fifty-two cents).

b. Explain this allocation nature

Law 11,638 / 07, when modifying the structure of the Shareholders' Equity, also changed the form of registration of donations and subsidies for investments, no longer allowing their registration directly in a Capital Reserve, as provided for in Decree 3,000 / 1999, in its art. 545. Thus, such record started to be transferred to the result for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

10 – Item 13 from the Reference Form

13.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Board, Fiscal Council, Statutory Committees and the Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where the document can be found on the internet,

The Company has practices (Long-Term Incentive Plan, MBO, and Management Compensation, together called Compensation Practices) approved by the Board of Directors annually, after having been examined and recommended by the Compensation Committee.

The Company's Compensation Practices are aimed at the individual acknowledgment of each person, giving special attention to the positions that play relevant roles to the Company's business. This contribution is assessed through an objective analysis of positions and a subjective evaluation of potential and high performance.

The organizational assessment of positions is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system used to assess the organization's key positions) in order to:

- Facilitate comparison with the external market
- Support the management and development of resources

For comparisons with market players, the Company relies on market benchmarks: compensation surveys that use market information, conducted by large specialized consulting companies.

Always seeking to be aligned with the Company's short-, mid- and long-term interests and, based on financial results as standards for setting the variable remuneration limits, equality between results and the Company's executives' bonus is ensured.

Furthermore, three different Long-Term Incentive Plans ("Long-Term Incentive Plan") for the Company were approved by TIM Participações S.A.'s Shareholders' Meeting dated August 5, 2011, April 10, 2014 and April 19, 2018, which through the granting or subscription of Company's shares or stock options, aim at: (i) aligning the interests of the senior management with those of shareholders; (ii) implementing an integrated incentive system in order to balance the time horizon and nature of the goals; and, (iii) increasing competitiveness of the senior management's compensation package. The Plan approved in 2011 referred to fiscal years 2011-2013, while the Plan approved in 2014 referred to fiscal years 2014-2016 and the Plan approved in 2018 referred to 2018-2020.

In 2017, the Company started a process to restructure its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented as a bonus, the payment of which was conditioned to the minimum achievement of TIM's cash generation financial indicator and payment was divided into three installments.

In TIM S.A.'s organizational structure and in accordance with the Internal Rules of the Board of Directors approved on May 30, 2019, there is a special committee to address the matter of the Company's Senior Management compensation, named he Compensation Committee, which is composed of 3 sitting Directors. This is a permanent non-statutory Committee; whose main responsibilities include:

a) prepare for the Board of Directors the proposed apportionment of the annual overall compensation amount set by the General Meeting among the Company's Directors;

b) submit the Executive Board's compensation proposal to the Board of Directors in order to ensure its alignment with the goal of creating value to the Company's shareholders over time;

c) periodically evaluate the compensation criteria for the Executive Officers and the Company's senior management, and, after hearing the CEO, make recommendations to the Board;

d) monitor the implementation of decisions made by the competent bodies and the Company's policies on senior management compensation; and

e) analyze other matters related to the compensation of the Company's members, as requested by the Board.

Still within the scope of the Internal Rules, the Committee shall report its oversight and evaluation activities to the Board of Directors and also, regarding items (a) and (b) above, the Committee must report to the Board before the Board of Directors' meeting that takes place after the Annual General Meeting.

In addition to the powers provided for above, the Compensation Committee may also assist the Board of Directors in relation to certain provisions of the Long-Term Incentive Plan.

Board of Directors:

The compensation practice includes the payment of fixed monthly fees.

The Board of Directors members do not have separate compensation for exercising their position, except for the Board's chairman. It should be noted that the Board of Directors members may have their total compensation in the Company differentiated according to their participation or not in advisory committees, which have specific compensation.

Board of Directors members do not receive direct or indirect benefits or short- and long-term incentives.

Fiscal Council:

The compensation practice includes the payment of fixed monthly fees.

Fiscal Council members do not receive direct or indirect benefits or short- and long-term incentives.

Statutory Executive Board:

The compensation practice includes the payment of fixed monthly fees/wages, direct and indirect benefits, in addition to short- and long-term variable compensation.

Non-statutory Executive Board:

The compensation practice includes the payment of wages, direct and indirect benefits, in addition to short- and long-term variable compensation.

B. breakdown of compensation, indicating:

i. Description of compensation items and their respective goals:

The Board of Directors' and Fiscal Council's Compensation comprises one single item which is the Fixed Compensation, which can be increased by participating in advisory committees. The fixed compensation aims to value the members' strategic role and is based on market practices.

The Statutory and Non-Statutory Executive Board, on its turn, is comprised by 3 items: Fixed compensation, Variable Compensation/Incentive and direct and indirect benefits, in different degrees of relevance, due to

market practices, the Company's positioning and the goals for each position. Below we break down each compensation item:

1) Fixed Compensation:

It aims to praise the strategic role (position's size and potential) and also individual performance, using market values as benchmark.

2) Variable Compensation/ Incentive:

Aims to reward executives for achieving expected results. The variable compensation, on the other hand is divided into four groups, as follows:

2.1) MBO

The Management By Objectives (MBO) is the short-term variable compensation program, linked to Company's strategic business indicators, containing goals and targets, both corporate and related to the positions:

- **Corporate Goals:** the Company's macro goals, in general financial ones, with high visibility to the market and/or strategic relevance, which depend on the collective efforts of all the Company's employees to achieve them.

  Such goals are defined every year by the Company's Executive Board, according to the Industrial Plan's challenges, and approved by the Board of Directors upon recommendation of the Compensation Committee.

- **Goals related to the position:** goals for each Executive Department, shared or not with other departments, whose results depend heavily on teamwork. They must contribute directly to the achievement of corporate goals.

  Once the Corporate Goals have been defined, in a shared exercise, the executive departments establish and approve together with the CEO, the goals related to the position which will support the achievement of corporate goals.

2.2) Bonus (*una tantum*)

Bonus is based on the appreciation of individual performance, which justifies the company's acknowledgment especially in relation to tactical initiatives and specific and relevant projects.

2.3) Retention Bonus

The company, in order to guarantee the retention of key executives, can establish, with the purpose of ensuring business continuity and compliance with the strategic plan, a retention plan that links the permanence of eligible officers to a reward calculated based on an amount of annual wage, proportional to the retention time.

2.4) Long-Term Incentive Plan:

From 2011 to 2016 and from 2018 to 2020, the Company established a share-based compensation plan for senior managers and those employees who hold key positions in the Company. This plan created a long-term incentive mechanism, with the goal of: (i) aligning the interests of the senior management with

those of shareholders; (ii) implementing an integrated incentive system, in order to balance the goal's time horizon and nature; and (iii) increase the competitiveness of the senior management compensation package.

Moreover, we must inform you that the Company has a Disclosure and Securities Trading Policy, in accordance with CVM Instruction No. 358/02, which each new member elected for the Company's senior management must accept by signing the Adhesion Contract, which is filed at the Company's headquarters.

The Long-Term Incentive Plan establishes the general terms and conditions for the issuance of Company's shares or stock options to the senior management and those employees who hold key positions in the Company, as approved by the Board of Directors based on the proposal of the CEO and the HR officer.

Specifically, for 2017, because the Company began the restructuring of its long-term incentive plan, exceptionally and duly approved by the Board of Directors, the long-term plan was a bonus, with the payment conditioned to the achievement of certain TIM's financial indicators and divided into three annual installments.

The Board of Directors manages the plan and can determine duties to the Compensation Committee, complying with the Plan's terms and limits set forth by law and the Company's Bylaws.

The Board of Directors may:

- decide on all and every action related to the Plan's management, interpretation, details or application of the general rules established herein;
- change the Share grant terms and conditions, in order to adapt them to possible requirements that might be necessary due to any amendments to laws or regulations applicable to the Plan or the Share Grant Agreement;
- decide on inaction situations, in compliance with the Plan's general guidelines and the applicable legal provisions;
- analyze exceptions related to the Plan;
- select the participants, at its own discretion, previously assessed by the Human Resources Executive Department and the CEO and examined by the Compensation Committee;
- authorize the Company's Executive Board to execute Share Grant Agreements with the Plan's Participants; and
- in case of exceptions that make it impossible to continue with the Plan, create mechanisms and rules and/or change the terms of the Share Grant Agreement, including replacing it by similar instruments, in order to avoid any distortions and losses to the Participants, the Company and its Shareholders, strictly in line with the Plan's goals.

The Board of Directors is forbidden to, except for the adjustments expressly set forth in the Plan: (i) increase the total limit of Shares that may be granted within the scope of the Plan; (ii) change the provisions related to Participants' eligibility; or (iii) without the holder's consent, change or harm any rights or obligations arising from the Share Grant Agreement executed with any Participant.

3) Direct and indirect benefits:

They aim to increase the amount received by executives, aiming to attract them and retain them in the company. Among the main benefits offered to Statutory Officers are health care and dental insurance, private pension plan, life insurance and food and meal vouchers. The Company offers its officers the opportunity to tailor their benefit package in a way that better serves their needs through a flexible benefit platform.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation, calculation methodology and adjustment of each compensation item.

2020 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.0	3.0	7.0	0.0
% of Fixed Compensation	100%	100%	37%	n/a
% of Variable Compensation	0%	0%	43%	n/a
% Remuneration in Stock Options or Shares	0%	0%	20%	n/a

1. The table above shows the sum of the period between Jan/20 and Aug/20 for TIM Participações S.A. And TIM S.A., added the sum of the period from Sep/20 to Dec/20 (after the merger of TIM Participações) for TIM S.A.

2019 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.3	3.0	6.4	0.0
% of Fixed Compensation	100%	100%	46%	n/a
% of Variable Compensation	0%	0%	33%	n/a
% Remuneration in Stock Options or Shares	0%	0%	21%	n/a

1. In 2019, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.

2018 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.3	3.0	6.7	0.0
% of Fixed Compensation	100%	100%	34%	n/a
% of Variable Compensation	0%	0%	43%	n/a
% Remuneration in Stock Options or Shares	0%	0%	24%	n/a

1. In 2018, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.

In addition to the Board of Directors members mentioned above, there are also **6** members who fully waived their compensation during the 2020 financial year.

iii. calculation and adjustment methodology for each compensation item

The compensation structure aims to follow market practices mainly from the high-technology and telecommunications market, as well as companies with the same size and governance characteristics (be part of the Novo Mercado, traded on the New York Stock Exchange, etc.) and is updated annually in line with market trends and the Company's strategic planning.

According to the introduction, the organizational evaluation of positions and compensation amounts is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system that evaluates the main positions of the organization).

Through this methodology, the Company makes it easier to compare its position to the market, in addition to supporting the management and development of human resources.

The Board of Directors and Fiscal Council's compensation are reviewed every year through a comparative analysis with market practices, supported by specialized market research. Based on the analysis outcomes, an adjustment to the compensation may be suggested or not, which is first presented to the Compensation committee who, after the assessment, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved by the Shareholders' Meeting.

The Company relies on Specialized Committees, which report to the Board of Directors, namely: Compensation Committee, Control and Risks Committee, Statutory Audit Committee and the Environmental Social & Governance (ESG) Committee. A monthly fixed compensation is determined for committee members, which is also reviewed on a yearly basis as part of the process described above.

The Executive Board's compensation comprises the following items, with different levels of relevance, due to their impacts on the Company's results as follows:

1) Fixed Compensation

1.1) Base salary or monthly compensation of management services the fixed compensation consists of the payment of 12 wage installments per year, plus the 13th installment and vacation pay for Statutory and Non-Statutory Executive Officers who are hired under the Brazilian Labor Law (CLT).

The fixed compensation benchmark to be the basis of each individual executive officer's compensation is based on the "weight" of their position, according to the Hay methodology. The definition of individual compensation, as well as its periodically adjustment, mainly takes into consideration the preceding compensation, performance and the achievement of goals established, a comparative analysis of the market and peers.

2) Variable Compensation

2.1) MBO

The key performance indicators that are taken into account in determining the compensation items are financial and economic indicators as well as those related to the positions held, reviewed and validated annually, always in line with the goals presented to shareholders in the Three-year Plan.

In 2020, the Corporate objectives, with a total weight of 90%, were defined: of a financial nature, namely, EBITDA, EBITDA-CAPEX, Net Service Revenues; related to ESG, namely Customer Satisfaction, Employee Engagement; and with Digital Transformation bias, such as Percentage of Sales, Recharges, Payments, Collections and Digital Channels.

While the goals related to the positions held change every year and address specific challenges, according to each Officer's responsibilities, for instance: Responsibility Opex, Net Adds, Bad Debt, Complaint Ratios, delivery of several projects (system implementation, expansion of the physical network, etc.), among others. In 2020, goals related to the positions held had a weight of 10%.

The Executive Board's variable compensation is directly linked to the performance indicators that in each issuer's interests. Therefore, we align and link the interests of Officers with those of the Company.

Each goal is assigned a weight and three target levels, which correspond to 3 payment ranges (50%, 100%, and 150%). All goals are paid individually, and eligibility triggers can be applied.

Achievement of goals at less than the minimum target of 50% do not generate payment and achievements greater than the maximum target have their payment limited to 150%.

For each participant, a target value is defined based on a wage multiple and its adjustment considers the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research.

2.2) Bonus (*una tantum*)

Bonuses are based on the appreciation of individual performance, justifying the recognition by the company especially with respect to tactical initiatives and specific and relevant projects.

The use of this instrument is linked to a wage multiple, whose payment amount may vary according to the strategic role, the officer's performance in view of the importance of a specific project/initiative and/or financial/qualitative return for the company, in line with Market Compensation Practices.

2.3) Retention Bonus

The company, in order to guarantee the retention of key executives, can establish, with the purpose of ensuring business continuity and compliance with the strategic plan, a retention plan that links the permanence of eligible officers to a reward calculated based on an amount of annual wage, proportional to the retention time.

2.4) Long-Term Incentive Plan:

2011-2013 Plan: The condition for exercising considered the valuation of TIM shares in relation to the base exercise price (Absolute Performance) and compared to a benchmark index composed of Telecom and Media Technology companies listed on B3 (Relative Performance).

The exercise price was established and defined by the Board of Directors for each grant.

The number of options granted every year was determined in accordance with:

- The annual target for each participant was set based on a wage multiple and its adjustment considers the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research; and
- Share appreciation expectation in the 3-year period (absolute performance), neutralizing the effect of inflation for the period.

2014-2016 Plan: The condition for exercise considered the valuation of TIM shares and was adjusted, in each exercise period, according to the TIM's position in relation to the benchmark panel according to a Total Shareholder Return (TSR) ranking, which measured share performance during each vesting period.

The exercise price was established and defined by the Board of Directors for each grant.

The number of options granted every year was determined in accordance with:

- The annual target for each participant was set based on a wage multiple and its adjustment considered the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research; and
- Fair value was based on a financial valuation model of stock options.

2017 Bonus: Bonus amount considered the performance of the Net Financial Position indicator. Payment was established in 3 installments, linked to performance conditions. Target premium for each participant

was set based on a wage multiple and considered the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research:

2018-2020 Plan: The new plan considers the granting of shares, according to the achievement of a set of performance metrics (performance shares) and the fulfillment of a defined period of time (restricted shares).

The base price per share, for calculating the number of shares to be granted to each Participant as a premium, considers the average share price, weighted by the financial volume, during a period defined by the Board.

The number of shares granted is calculated according to the market price, dividing the target reward by the base price per share. The number of shares granted may also vary according to performance conditions, for more or less, depending on the criteria defined in each Grant.

The annual target for each participant was set based on a wage multiple and its adjustment considers the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research:

Performance metrics defined for the 2018-2020 Plan Grants are split into an internal financial goal (Net Cash Flow Before Dividends on the 2020 grant) and an external performance goal related to shares, considering the TSR of the Company's shares compared to IBrX-50's performance. Both related to an award table with minimum variation of 75% and maximum of 150%. If the internal indicator's minimum goal is not achieved, there is no award for the vesting period assessed. On the other hand, the external indicator, allows to speed up the internal indicator's results, when achieved, in up to +50 p.p. in addition to the 150% limit and can also speed down by 25 p.p. the minimum 75% award.

3) Direct and indirect benefits:

3.1) Private Pension Plan

The company has a Private Pension Plan with Banco Itaú, which guarantees the Company's senior management the same conditions as for the other participants. For nominal wages up to R$2,620.00, the Company contributes with 1% of this amount. If the employee receives a nominal wage greater than R$ 2,620.00, the contribution will be as follows: 1% of R$ 2,620.00 plus 6.6% related to the difference between R$ 2,620.00 and the nominal wage. For this contribution, the employee must contribute at least with the same amount. It is also possible to make the contribution amount more flexible through the Flexible Benefits program.

As for the possibility of early redemption, this can take place in the following cases:

- In cases of disability or death, the beneficiary or their dependents will receive in cash 100% of the accumulated fund.
- At any time, the participant can redeem their part of the contribution, being penalized by the withdrawal of the Company's contribution of part thereof in equal proportion.
- At the end of the link with the company, the participant can access the company's contribution, up to the limit of 100%, according to the vesting rule, which considers the proportional release, based on the contribution time.

It should be noted that the Company's Private Pension Plan is not offered to the Board of Directors and Fiscal Council members.

3.2) Benefits Package

The Company has a comprehensive benefits package for the Senior Management, through which TIM offers, according to the eligibility criteria: banking benefits, agreements, extended maternity leave, extended paternity leave, extended marriage license, day-off based on the time the person works in the company,

health insurance, pharmacy-assistance, dental plan, life insurance, child-nutrition assistance, daycare assistance, assistance for children classified as Disabled, and meal voucher, education reimbursement and quality of life. The package evolves according to market practices and collective bargaining agreements.

The benefits package for each Senior Management member considers the importance of the position within the organizational structure, based on the market parameters of the Total Compensation, identified in specialized market research.

iv. reasons that justify the compensation components.

The compensation components take into account the importance of each position within the organizational structure, based on Total Compensation market parameters, identified in specialized market research. The Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational assessment of positions through an internal system that classifies positions in "ranges" based on the Hay methodology (system used to assess the organization's key positions). The Company's short-, mid- and long-term compensation elements are based on financial results that serve as standards for setting the variable compensation limits and the share plan, and equality between results and the Company's executives' bonus is ensured.

v. existence of members not compensated by the issuer and the reason for this

The Company has 6 Board of Directors members who are not compensated, as they expressly waived their compensation amount.

c. key performance indicators taken into consideration in determining each compensation element

Fixed Compensation: Market practices are considered to determine the amount, in addition to the individual performance and achievement of goals.

Variable Compensation:

i. **MBO** - The Company's main corporate economic/financial indicators are associated with this compensation instrument, such as Net Service Revenue, EBITDA and EBITDA (-) CAPEX. Through this instrument, we seek to achieve/exceed the organization's goals and targets established in the three-year plan presented to the market.

ii. **Bonus (*una tantum*) -** Valuing individual performance that justifies recognition by the company. The use of this instrument is not necessarily linked to quantitative and predefined goals.

iii. **Retention** - Time spent in the company or another company belonging to the group.

iv. **Long-Term Incentive Plan:**

2011-2013 Plan: Measurements based on cumulative performance periods and the assessment of relative and absolute share performance. In case goals are not achieved in a

given year, the options could be exercised in later periods, provided that the minimum accumulated conditions are met.

2014-2016 Plan: The options had no exercise restrictions, and the exercise price varied according to the comparative performance of TIM's share price in relation to the market.

2017 Bonus: Considered the performance of the cash generation financial indicator - Net Financial Position.

2018-2020 Plan: Shares are granted according to the achievement of a set of performance metrics and the fulfillment of a defined period of time. The plan's performance metrics consider internal indicators (Operating Free Cash Flow for the 2018 and 2019 grants and Net Cash Before Dividends in the 2020 grant) and a relative external performance indicator (Company's position in a TSR ranking with the companies that comprise the IBrX-50).

d. how compensation is structured to reflect the evolution of performance indicators

Through the fixed compensation instruments, to which we link performance metrics for the concession of salary increases and bonuses, as well as through the variable compensation instruments to which we link the Company's economic and performance goals to the targets established in the organization.

e. how the compensation policy or practice is aligned with the issuer's interests in the short, medium and long term

We link our programs to economic and financial indicators, based on the commitment made in the Industrial Plan disclosed to the market, which we reward based on the results achieved.

Through the targets defined for variable compensation programs, we encourage short-, mid- and long-term commitments, maintaining the strict alignment of the interests of the Company's management with those of its shareholders.

f. existence of compensation paid by subsidiaries, controlled companies, direct or indirect controlling companies

The members of the Statutory Executive Board, the Board of Directors and Fiscal Council, as a result of the activities performed for the Company, have their compensation fully supported by TIM S.A.

g. existence of any compensation or benefit linked to the occurrence of certain corporate events, such as the sale of the issuer's corporate control.

The Company does not establish compensation or benefit linked to the occurrence of corporate events However, it can establish a Retention Bonus or link certain performance goals in its variable incentive instruments to those who directly work on the challenges related to the corporate movement, thus enabling the fulfillment of the strategic plan and creation of value to shareholders. Lastly, the share-based Long-Term Incentive Program allows the Board of Directors to review it, taking the necessary measures for its continuity, including replacing it by similar instruments in order to avoid any distortions and losses to the Participants, the Company, its Shareholders, strictly aligned to its goals. **h. Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:**

i. the issuer's management bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors and the Compensation Committee participate in the decision-making process, as already indicated in item 13.1 "a".

ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The methodology foresees the analysis of the compensation practiced by the market (whether fixed, variable, benefits, compensation for participation in committees, etc.), considering reference companies and surveys provided by companies specialized in compensation (Korn Ferry Hay Group, Willis Towers Watson, etc.). Comparisons consider the different statistics available (median, average, 3rd quartile, etc.).

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, MBO, Management Compensation) approved by the Board of Directors annually, after being examined and recommended by the Compensation Committee.

13.2 - In relation to the compensation recognized in the results of the last three fiscal years and that provided for in the current fiscal year of the board of directors, statutory executive board and fiscal council:

*The number of members indicated above corresponds to the annual average of members of each body calculated monthly for each fiscal year.

Total Remuneration of Fiscal Year on 12/31/2021 - Budgeted

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**10.0**	**7.0**	**3.0**	**20.00**
No. of paid members	**10.0**	**7.0**	**3.0**	**20.00**
Fixed annual Remuneration	**9,460,800.00**	**20,072,000.00**	**739,200.00**	**30,272,000.00**
Salary or management fees	4,860,000.00	10,892,000.00	616,000.00	**16,368,000.00**
Direct and indirect benefits	-	2,687,000.00	-	**2,687,000.00**
Investments in committees	3,024,000.00	0.00	-	**3,024,000.00**
Other	1,576,800.00	6,493,000.00	123,200.00	**8,193,000.00**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	**-**
Variable Remuneration	**0.00**	**16,008,000.00**	**0.00**	**16,008,000.00**
Bonus	-	1,325,000.00	-	**1,325,000.00**
Profit sharing	-	13,631,000.00	-	**13,631,000.00**
Attending meetings	-	0.00	-	**0.00**
Commissions	-	0.00	-	**0.00**
Other	-	1,052,000.00	-	**1,052,000.00**
Description of other variable Remuneration	-	Retention	-	**-**
Post-employment	-	-		**0.00**
Position interruption	-	-		**0.00**
Stock-based	-	**14,048,000.00**		**14,048,000.00**
Note	-	-	-	**0.00**
Total Remuneration with INSS	**9,460,800.00**	**50,128,000.00**	**739,200.00**	**60,328,000.00**

Total Remuneration of Fiscal Year on 12/31/2020 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**10.0**	**7.0**	**3.0**	**20.00**
No. of paid members	**4.0**	**7.0**	**3.0**	**14.00**
Fixed annual Remuneration	**3,813,322.66**	**13,599,511.86**	**604,800.00**	**18,017,634.52**
Salary or management fees	2,340,000.00	9,832,910.38	504,000.00	**12,676,910.38**
Direct and indirect benefits	-	1,982,783.12	-	**1,982,783.12**
Investments in committees	836,133.33	-	-	**836,133.33**
Other	637,189.33	1,783,818.36	100,800.00	**2,521,807.69**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	-
Variable Remuneration	**0.00**	**13,501,167.03**	**0.00**	**13,501,167.03**
Bonus	-	2,227,203.69	-	**2,227,203.69**
Profit sharing	-	6,730,451.81	-	**6,730,451.81**
Attending meetings	-	-	-	**0.00**
Commissions	-	-	-	**0.00**
Other	-	4,543,511.53	-	**4,543,511.53**
Description of other variable Remuneration	-	-	-	-
Post-employment	-	-	-	0.00
Position interruption	-	-	-	0.00
Stock-based	-	**6,342,626.70**	-	**6,342,626.70**
Note	-	-	-	**0.00**
Total Remuneration with INSS	**3,813,322.66**	**33,443,305.59**	**604,800.00**	**37,861,428.25**

Total Remuneration of Fiscal Year on 12/31/2019 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**9.9**	**6.4**	**3.0**	**19.3**
No. of paid members	**4.3**	**6.4**	**3.0**	**13.7**
Fixed annual Remuneration	**3,725,399.57**	**11,817,934.88**	**604,800.00**	**16,148,134.45**
Salary or management fees	2,266,666.67	8,415,479.88	504,000.00	**11,186,146.55**
Direct and indirect benefits	0.00	1,789,206.38	0.00	**1,789,206.38**
Investments in committees	796,000.00	0.00	0.00	**796,000.00**
Other	662,732.90	1,613,248.62	100,800.00	**2,376,781.52**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	-
Variable Remuneration	**0.00**	**10,162,520.90**	**0.00**	**10,162,520.90**
Bonus	0.00	5,595,260.35	0.00	**5,595,260.35**
Profit sharing	0.00	3,667,260.55	0.00	**3,667,260.55**
Attending meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	900,000.00	0.00	**900,000.00**
Description of other variable Remuneration	-	Retention	-	0.00
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Position interruption	**0.00**	**0.00**	**0.00**	**0.00**
Stock-based	**0.00**	**5,378,528.83**	**0.00**	**5,378,528.83**
Note	**-**	**-**	**-**	**0.00**
Total Remuneration with INSS	**3,725,399.57**	**27,358,984.61**	**604,800.00**	**31,689,184.18**

Total Remuneration of Fiscal Year on 12/31/2018 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**10.0**	**7.0**	**3.0**	**20.0**
No. of paid members	**4.3**	**6.7**	**3.0**	**14.0**
Fixed annual Remuneration	**2,890,405.34**	**12,929,252.56**	**634,368.00**	**16,454,025.90**
Salary or management fees	1,544,066.67	9,673,656.14	495,600.00	**11,713,322.81**
Direct and indirect benefits	0.00	1,618,985.60	0.00	**1,618,985.60**
Investments in committees	914,000.00	0.00	0.00	**914,000.00**
Other	432,338.67	1,636,610.82	138,768.00	**2,207,717.49**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	Fixed Remuneration - Others refers topayments made to the INSS.	-
Variable Remuneration	**0.00**	**23,386,300.82**	**0.00**	**23,386,300.82**
Bonus	0.00	13,155,849.63	0.00	**13,155,849.63**
Profit sharing	0.00	0.00	0.00	**0.00**
Attending meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	10,230,451.19	0.00	**10,230,451.19**
Description of other variable Remuneration	-	Retention	-	0.00
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Position interruption	**0.00**	**0.00**	**0.00**	**0.00**
Stock-based	**0.00**	**0.00**	**0.00**	**0.00**
Note	**-**	**-**	**-**	**0.00**
Total Remuneration with INSS	**2,890,405.34**	**36,315,553.38**	**634,368.00**	**39,840,326.72**

13.3. In relation to variable compensation for the last 3 fiscal years and that foreseen for the current fiscal year for the Board of Directors, Statutory Executive Board and Fiscal Council:

2021 Fiscal Year - Budget	**Board of Directors**	**Fiscal Council**	**Statutory Executive Board**	**Total**
No. of members	**10.0**	**3.0**	**7.0**	**20.0**
No. of paid members	**10.0**	**3.0**	**7.0**	**20.0**
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**
Target amount set forth in the Compensation Plan	n/a	n/a	9,087,333.33	**9,087,333.33**
Maximum amount set forth in the Compensation Plan	n/a	n/a	13,631,000.00	**13,631,000.00**
Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**
Target amount set forth in the Compensation Plan	n/a	n/a	1,325,000.00	**1,325,000.00**
Maximum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**

2020 Fiscal Year – Realized[1]	Board of Directors	Fiscal Council	Executive Board	Total
No. of members	10.0	3.0	7.0	20.0
No. of paid members	4.0	3.0	7.0	14.0
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	6,952,330.67	6,952,330.67
Maximum amount set forth in the Compensation Plan	n/a	n/a	10,428,496.01	10,428,496.01
Amount effectively recognized on the result of the fiscal year[2]	n/a	n/a	6,730,451.81	6,730,451.81
Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	2,227,203.69	2,227,203.69
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	836,133.33	n/a	n/a	836,133.33

1. Up to 08/31/2020, TIM S.A. was a subsidiary of TIM Participações S.A. and on said date the merger of TIM Participações by TIM S.A. was approved. For comparison purposes, the table above present information on its parent company, TIM Participações S.A. from Jan/20 to Aug/20, adding information on TIM S.A. for Sep/20 to Dec/20.

2. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2020 and the provisioning of the program for the previous year.

2019 Fiscal Year – Realized[1]	Board of Directors	Fiscal Council	Executive Board	Total
No. of members	9.9	3.0	6.4	19.3
No. of paid members	4.3	3.0	6.4	13.7
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	0.00
Target Amount set forth in the Compensation Plan	n/a	n/a	6,190,583.00	6,190,583.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	9,285,874.50	9,285,874.50
Amount effectively recognized on the result of the fiscal year[2]	n/a	n/a	3,667,260.55	3,667,260.55
Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	5,595,260.35	5,595,260.35
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	796,000.00	n/a	n/a	796,000.00

1. In 2019, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.

2. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2020 and the provisioning of the program for the previous year.

2018 Fiscal Year – Realized[1]	Board of Directors	Fiscal Council	Executive Board	Total
No. of members	10.0	3.0	7.0	20.0
No. of paid members	4.3	3.0	6.7	14.0
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0	0.00
Target Amount set forth in the Compensation Plan	n/a	n/a	6,436,089.48	6,436,089.48
Maximum amount set forth in the Compensation Plan	n/a	n/a	9,010,525.28	9,010,525.28
Amount effectively recognized on the result of the fiscal year[2]	n/a	n/a	8,847,357.81	8,847,357.81
Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	4,308,491.82	4,308,491.82
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	914,000.00	n/a	n/a	914,000.00

1. In 2018, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.
2. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2020 and the provisioning of the program for the previous year.

13.4. The share-based compensation plan for the Board of Directors and Statutory Executive Board.

a. General terms and conditions

At the Extraordinary General Meeting held on August 5, 2011, the first Long-Term Incentive Plan was approved, valid for the years 2011 to 2013, which consists of a stock option plan ("Plan"). Within the scope of the Plan, Company's officers and employees ("Beneficiaries") are eligible to receive call or subscription option of Company's shares by entering into a share call option and/or subscription agreement ("Option Agreement"), which must specify: (a) the number of shares subject to the option; (b) the conditions for acquiring the right to exercise the option; (c) the final term for exercising the option, observing the limit of 6 years from the date of its grant; and (d) the exercise price definition criteria and payment conditions.

At the Extraordinary General Meeting held on April 10, 2014, a new Long-Term Incentive Plan was approved, valid for the years 2014 to 2016, which follows the same characteristics mentioned above.

The Plan approved in 2011 does not set forth exercisable grants and is already formally closed. The Plan approved in 2014, due to its 6-year effectiveness term and exercise conditions still to be approved, remain with exercisable options.

For 2017, the Company began the restructuring of its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus, whose payment was conditioned to the minimum achievement of the cash generation financial indicator.

In continuing the restructuring process mentioned, the Company submitted to the competent corporate bodies the new format of the current Long-Term Incentive Program for years 2018-2020. The Plan, approved at the Extraordinary General Meeting held on April 19, 2018, proposes to compensate participants with Company's shares, subject to certain conditions of time (Restricted Shares) and/or performance (Performance Shares). Within the scope of the Plan, the Company's officers and employees ("Participants") are eligible to receive shares issued by us by entering into a share granting agreement ("Share Granting Agreement"), which must specify: (a) the number of Shares purpose of the grant; (b) the general and performance conditions and grace period for the acquisition of the right to receive the Shares; (d) the performance factors and how they can modify the Performance Share volume granted and (e) the Share volume that will be subject to the Share Ownership Policy.

The share-based Long-Term Incentive plans are managed by the Board of Directors, supported by the Compensation Committee, observing the terms of the Plan and the limits provided by law and the Company's Bylaws.

b. Main goals of the plan

The Plan is mainly aimed at: (i) align the interests of our managers with those of our shareholders (performance and value creation) and reinforce long-term commitment; (ii) create an integrated incentive system in order to balance the time horizon (short vs. long term) and the goal's nature (industrial vs. shareholding); (iii) increase the competitiveness of the executives' compensation package; and (iv) be an important retention tool.

c. How the plan contributes to these goal

By enabling Beneficiaries to become our shareholders in special conditions, it is expected that they have strong incentives to engage effectively with the creation of value and carry out their duties in order to integrate the interests of shareholders, to the corporate goals and our growth plans, thus maximizing our profits and creating a long-term relationship between these professionals and the company. The granting of stock options and/or share subscription also encourages the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of shares, without, however, compromising the growth and future appreciation of the shares. This model also enables the sharing of risks and gains, through the valuation of shares. In addition, the adopted model expects to be effective as a mechanism for retaining managers and employees, mainly due to the sharing of the share appreciation and the condition to maintain the employment relationship to access a certain number of options/shares.

d. How the plan fits into the issuer's compensation policy

The Plan is part of our compensation policy, which seeks, in addition to fair retribution and reflex of performance, to adequately compensate the skills and responsibility of our executives who have distinguished themselves for significantly contributing to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

e. How the plan aligns the interests of the management and the issuer in the short-, medium- and long-term

The options granted based on the Plan have a gradual 3-year grace period, with possibility of short-, mid- and long-term gains, always pegged to the creation of value and performance goals, whether economic/financial or share performance (such as the company's TSR compared to a benchmark), as well as the maintenance of the connection to the company.

f. Maximum number of shares covered

Shares granted under the Long-Term Incentive Plan, including those already or not exercised by participants, and excluding those canceled under the Plan may grant rights on a number of shares that does not exceed 2% of the Company's total shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the Company's authorized capital.

g. Maximum number of options to be granted

The number of options to be granted within the scope of the share-based Long-Term Incentive Plan, including those already or not exercised, and discounted canceled shares, pursuant to the Plan, are limited to a number of shares that do not exceed 2% of the total number of Company's shares during the Plan's effectiveness, provided that the total number Shares issued or capable of being issued within the scope of the Plan are within the limit of the Company's authorized capital stock.

h. Conditions for acquisition of shares

The conditions for the acquisition of shares, as provided for in the Plan, are set forth in the Option Agreement to be entered into with each Participant. To be able to exercise the stock options, Participants must inform the Company of their intention of acquiring shares and pay the exercise price to the Company within the terms set forth for each grant.

i. Criteria for setting the purchase or exercise price

The exercise price of the options granted ("Exercise Price"), for the 2011 to 2016 Plans, and the base price per shares granted, for the 2018 to 2020 Plan, established by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. 2011 - 2013 Plan

(i) Measurement Date of the Base Price per Share: date, to be set by the Board of Directors, prior to the granting of options under the Plan, to determine the Base Price per Share;

(ii) Base Price per Share: may vary according to the Grant, as follows:

1st Grant: the Company's average share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price per Share;

2nd Grant: the Company's average share price, weighted according to the daily financial trading volume in the last 2 months on B3 immediately prior to the Measurement Date of the Base Price per Share;

3rd Grant: the Company's average share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price per Share;

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial exercise term for the options granted under the Plan (as set forth in the respective Option Agreements), for the calculation of the Relative Performance, Absolute Performance, Relative Performance Comparative Index and other indicators necessary to determine the Exercise Price;

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Relative Performance Comparative Index:

1st Grant: average weighted by the capitalization in the stock market of the absolute performance of shares issued by the Similar Companies and of the changes in the securities portfolio indexes, chosen by the Board of Directors, verified between the Measurement Date of the Base Price per Share and the Measurement Date. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial trading volume in the 30 (thirty) days immediately prior to the Measurement Date of the Base Exercise Price and in the 30 (thirty) days immediately prior to the Measurement Date. Should extraordinary events occur that may affect the shares and indexes normal course of business referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them by the Ibovespa index;

2nd Grant: average weighted by the absolute performance of shares issued by the Similar Companies and of the changes in the securities portfolio indexes, chosen by the Board of Directors and in accordance with pre-determined weights, verified between the Measurement Date of the Base Price per Share and the Measurement Date. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial trading volume in the 2 (two) months immediately prior to the Measurement Date of the Base Exercise Price and in the 02 (two) days immediately prior to the Measurement Date. Should extraordinary

events occur that may affect the shares and indexes normal course of business referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them by the Ibovespa index;

3rd Grant: average weighted by the capitalization in the stock market of the absolute performance of shares issued by the Similar Companies and of the changes in the securities portfolio indexes, chosen by the Board of Directors, verified between the Measurement Date of the Base Price per Share and the Measurement Date. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial trading volume in the 30 (thirty) days immediately prior to the Measurement Date of the Base Exercise Price and in the 30 (thirty) days immediately prior to the Measurement Date. Should extraordinary events occur that may affect the shares and indexes normal course of business referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them by the Ibovespa index;

(vi) Absolute Performance:

1st Grant: variation percentage between the Base Price per Share and the average Share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date;

2nd Grant: variation percentage between the Base Price per Share and the average Share price, weighted according to the daily financial trading volume in the last 2 (two) months on B3 immediately prior to the Measurement Date;

3rd Grant: variation percentage between the Base Price per Share and the average Share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date; and

(vii) Relative Performance: quotient resulting from the division of Absolute Performance by the Relative Performance Comparative Index.

If the Relative Performance is between the Minimum Relative Performance Goal and the Relative Performance Goal, the Exercise Price shall be positively adjusted as the percentage that will be recommended by the Compensation Committee and defined by the Board of Directors, and this adjustment is limited to 4% of Base Price per Share.

If the Relative Performance is above the Relative Performance Goal, the Exercise Price shall be negatively adjusted as the percentage that will be recommended by the Compensation Committee and defined by the Board of Directors, and this adjustment is limited to 10% of Base Price per Share.

2. 2014 - 2016 Plan

(i) Measurement Date of the Base Price per Share: date, to be set by the Board of Directors, prior to the granting of options under the Plan, to determine the Base Price per Share;

(ii) Base Price per Share: may vary according to the Grant, as follows:

1st, 2nd, 3rd Grants: the Company's average share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price per Share.

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial exercise term for the options granted under the Plan (as set forth in the respective Option Agreements), for determining

TIM's positioning in relation to the benchmark panel, considering a TSR (Total Shareholder Return) ranking, necessary for determining the Exercise Price.

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time frame, combining the variation of the Share price and the Dividends to demonstrate the return to shareholders. It is calculated according to the following formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this index, when a company owns more than one type of share, the TSR result of each of them will be weighted by its total market value (Share volume x Shares price), using as reference the Initial Share Price period;

(vi) Absolute Performance:

1st, 2nd, 3rd Grants: This Plan does not consider the assessment of absolute performance.

(vii) Relative Share Performance: share performance ranking, comprising the shares of TIM S/A's and Similar Companies' shares and/or indexes representing a securities portfolio, calculated through the concept of Total Shareholder Return.

If the position achieved by the Company's Shares is between the last position and the median position, the Exercise Base Price shall be positively adjusted according to the percentages listed in annex I, this adjustment is limited to:

(a) 5% of Base Price per Share for the 1st Grace Period;

(b) 10% of Base Price per Share for the 2nd Grace Period;

(c) 15% of Base Price per Share for the 3rd Grace Period;

If the position achieved by the Company's Shares is between the first position and the median position, the Exercise Base Price shall be negatively adjusted according to the percentages listed in annex I, this adjustment is limited to:

(a) -5% of Base Price per Share for the 1st Grace Period;

(b) -10% of Base Price per Share for the 2nd Grace Period;

(c) -15% of Base Price per Share for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the right of the Beneficiary for 25% of the Options that mature at that time will be extinguished.

3. 2018 – 2020 Plan

The Plan forecast for 2018-2020 enables TIM management and/or employees to receive payments in Company's shares, subject to certain conditions of time (Restricted Shares) and/or performance (Performance Shares). Unlike the mechanics determined for the 2011 to 2016 Plans, the 2018-2020 Plan does not include criteria for setting the acquisition or exercise price, as it grants shares at market value, according to the rules below.

(i) Measurement Period of the Base Price per Share: period, to be set by the Board of Directors, prior to the Share Grant, to determine the Base Price per Share.

(ii) Base Price per Share: average Share price, weighted by the daily financial trading volume at B3 (B3 S.A. - Brasil, Bolsa, Balcão), during the Measurement Period of the Base Price per Share

j. Criteria for fixing the exercise term

For the 2011 to 2016 Plans, the Board of Directors established a limit term for exercising the options individually for each Beneficiary in the respective Option Agreements. Notwithstanding, in each Plan's terms, the term for exercising the options should be a maximum of six years from the date of the grant.

For the 2018-2020 Plan, given it is a share grant plan and not a stock option plan, there is no exercise term.

k. Settlement method

For the 2011 to 2016 Plans, the payment of the Exercise Price is made on demand, upon acquisition, with the beneficiaries' own resources.

Alternatively, if the Beneficiary's bond with the Company is in effect, the Board of Directors approved the grating of a specific term for the payment of the Exercise Price to the Beneficiaries, according to the Plan.

In case of financing by the Company, for the exercise of options related to the 2011 - 2013 Plan, the Beneficiary must settle the amount in no later than 5 calendar days, and for the 2014 - 2016 Plan, 10 business days, authorizing the Beneficiary to do so with the proceeds from the sale of shares purpose of the option.

For the 2018 to 2020 Plans, form of liquidation was not determined, as there is no procedure for the acquisition of shares since the Plan provides for the granting of shares at market value. The Board of Directors may pay in shares with or without the respective amount in cash.

l. Restrictions on the transfer of shares

The Board of Directors, as the Plan's manager, shall comply with the best governance practices and rules on the restriction on the transfer of granted, acquired or subscribed shares upon the exercise of the stock option and/or the acquisition of shares. As of the 2018-2020 Plan, the Board of Directors is also authorized to set a minimum stock ownership guideline.

m. Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

Notwithstanding the provisions of the Plan or any of the Option Agreements or Share Grant Agreements, the options/shares granted under the Plan will terminate automatically, all its effects automatically stop in the following cases:

(i) the full exercise of the stock option, considering the grants for the Plans effective between 2011 and 2016 or the fully receipt of the shares within the scope of the 2018-2020 Plan's grant;

(ii) after the options expire,

for the grants of the 2011 to 2016 Plans.

(iii) upon termination of the Stock Option or Share Grant Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the Board of Directors' discretion or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries/Participants; and

(vi) in assumptions of resignation of the Beneficiary/Participant described in item "n" below.

n. Effects of the resignation of the Administrator from the Company's management bodies on their rights under the share-based compensation plan

If the Beneficiary leaves the Company at their own will, or if the termination of the mandate, termination of the Beneficiary's employment agreement or provision of services has been given by a decision of the Company and without cause (or without the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), the rights arising from non-exercisable options on the date of termination, according to the rules of the Option Agreement will be automatically terminated by operation of law, regardless of prior notice or payment of damages. With respect to the option whose rights may be exercised by the Beneficiary on the date of termination, according to the rules of the Option Agreement for the 2011-2012 Plan, such rights may be exercised within 30 days from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages. If any grace period has expired according to the Plan and, cumulatively, not in the course of the option exercise periods, the Beneficiary may exercise the option in the exercise period subsequent to resignation, applying the same conditions established for the definition of the Exercise Price in such exercise period and limited to the option exercise to the number of shares subject to subscription or acquisition on the date of termination.

For the 2014-2016 Plan, such rights may be exercised within 6 months of the termination date, under penalty of extinction, in full right, regardless of prior notice or payment of damages. Notwithstanding, the Board of Directors is authorized, on an exceptional basis, to anticipate the exercise period related to options granted to the Beneficiaries who resigned, as a result from the above causes.

In case the Company decides to terminate the employment agreement during the period of up to 12 months after the event date that features the transfer of the Company's share control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors must take the necessary measures to this end, including the definition of the option exercise conditions.

For the 2018-2020 Plan, if the Company decides to terminate the employment agreement without cause (or without the occurrence of facts that would constitute just cause if the Participant was employed by the Company), the right to receive Granted Shares that have not completed the Grace Period on the date of termination, shall be proportional to the Grace Period actually completed, dividing the total of months completed by the total of months that comprise the Grace Period, considering as "month" the period of 30 consecutive days In case the Beneficiary resigns from the Company, the right to receive the Granted Shares that have not completed the Grace Period on the resignation date will be automatically be extinguished, by operation of law, regardless of prior notice or payment of damages.

In case of termination of the mandate, termination of the Beneficiary's employment agreement or provision of services has been given by a decision of the Company and with cause (or with the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), all and every right arising from Option/Share Agreement will be automatically terminated by operation of law, regardless of prior notice or payment of damages.

In case of retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages.

In case of termination of the Beneficiary due to permanent disability, the Beneficiary may exercise the option with respect to the rights exercisable or not exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages.

In case of death the Beneficiary, for the 2011 to 2016 Plans, the Beneficiary's heirs or successors may fully exercise the option with respect to the rights exercisable or not exercisable at the time of the death, according to the rules of the Option Agreement, no later than 1 year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages. For the 2018-2020 Plan, the Participant's heirs and successors will receive in full the amounts of Shares Granted that have not completed the Grace Period (considering 100% of performance conditions for the remaining period) in cash, regardless of compliance with the Grace period.

In the event of removal of the Participant, for the 2018-2020 Plan, making it impossible for him/her to exercise his/her activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of his/her Share Grant Agreement, regardless of the Grace Period

For the purposes of the Plan, it shall not be considered termination in the event of the Beneficiaries/Participants being relocated in another company of the same group, understood any direct or indirect parent company of the Company, affiliated company, subsidiary or subject to common control.

13.5. Regarding share-based compensation recognized in the last 3 fiscal years and planned for the current fiscal year for the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

Share-based compensation expected for the current fiscal year - 2021 Fiscal Year	**Board of Directors**	**Statutory Executive Board**
No. of members	10	7.0
No. of paid members	0	7.0
Weighted average exercise price:		
(a) of the outstanding options at the beginning of the fiscal year	N/A	N/A
(b) of the options lost during the fiscal year	N/A	N/A
(c) of the options exercised during the fiscal year	N/A	N/A
(d) of the options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	N/A
Share Grant		
Date of grant	N/A	Estimated April
No. of shares granted	0	N/A
Deadline for options to become exercisable*	N/A	N/A
Maximum Term for Exercise of Options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of the options on the grant date	N/A	N/A

Share-based compensation - fiscal year ended on 12/31/2020	**Board of Directors**	**Statutory Executive Board**
No. of members	n/a	7.0
No. of paid members	n/a	7.0
Weighted average exercise price: [1]		
(a) of the outstanding options/shares at the beginning of the fiscal year	n/a	10.82
(b) of the options/shares lost during the fiscal year	n/a	n/a
(c) of the options/shares exercised during the fiscal year	n/a	12.09
(d) of the options/share expired during the fiscal year	n/a	13.72
Potential dilution in case of exercise of all options granted	n/a	n/a
Grant of shares/ stock options		
Date of grant	n/a	April 14, 2020
No. of shares granted	n/a	492,644
Deadline for shares to become exercisable [2]	n/a	Performance (70%): 1/3 on 04/14/2021 1/3 on 04/14/2022 1/3 on 04/14/2023 Restricted (30%): 100% in 3 years
Maximum term for exercise of shares	n/a	n/a
Restriction term for the transfer of shares	n/a	n/a
Fair value of the options on the grant date	n/a	n/a

[1] **The Weighted Average Exercise Price** informed in the tables above refer to (i) adjusted Base Price per Share, for more or less, due to the Relative Share Performance of the 2014-2016 Plan grants, (ii) Base Price per Share of the 2018-2020 Plan grants, for outstanding or expired shares, and (iii) average price of treasury shares on the grant date, for exercised options.

[2] For the CEO, the calculation considers the Share Performance portion with weight of 100%.

Share-based compensation - fiscal year ended on 12/31/2019	Board of Directors	Statutory Executive Board
No. of members	n/a	7.0
No. of paid members	n/a	7.0
Weighted average exercise price: *		
(a) of the outstanding options/shares at the beginning of the fiscal year	n/a	10.02
(b) of the options/shares lost during the fiscal year	n/a	n/a
(c) of the options/shares exercised during the fiscal year	n/a	8.22
(d) of the options/share expired during the fiscal year	n/a	n/a
Potential dilution in case of exercise of all options granted	n/a	n/a
Grant of shares/ stock options		
Date of grant	n/a	July 30, 2019
No. of shares granted	n/a	584,473
Deadline for shares to become exercisable	n/a	Performance (70%): 1/3 on 07/30/2020 1/3 on 07/30/2021 1/3 on 07/30/2022 Restricted (30%): 100% in 3 years
Maximum term for exercise of shares	n/a	n/a
Restriction term for the transfer of shares	n/a	n/a
Fair value of the options on the grant date	n/a	n/a

* The Weighted Average Exercise Price informed in the tables above refer to (i) adjusted Base Price per Share, for more or less, due to the Relative Share Performance of the 2014-2016 Plan grants, (ii) Base Price per Share of the 2018-2020 Plan grants, for outstanding or expired shares, and (iii) average price of treasury shares on the grant date, for exercised options.

Share-based compensation - fiscal year ended on 12/31/2018	Board of Directors	Statutory Executive Board
No. of members	n/a	7
No. of paid members	n/a	7
Weighted average exercise price: *		
(a) of the outstanding options at the beginning of the fiscal year	n/a	R$8.97
(b) of the options lost during the fiscal year	n/a	n/a
(c) of the options exercised during the fiscal year	n/a	R$8.53
(d) of the options expired during the fiscal year	n/a	R$9.06
Potential dilution in case of exercise of all options granted	n/a	n/a
Share grant	n/a	n/a
Date of grant	n/a	April 20, 2018
No. of shares granted	n/a	517,186
Deadline for options to become exercisable	n/a	Performance (70%): 1/3 on 04/20/2019 1/3 on 04/20/2020 1/3 on 04/20/2021 Restricted (30%): 100% in 3 years
Maximum term for exercise of options	n/a	n/a
Restriction term for the transfer of shares	n/a	n/a
Fair value of the options on the grant date	n/a	n/a

* The **Weighted Average Exercise Price** informed in the tables above refer to Base Price per Share adjusted, for more or less, due to Share Performance related to the 2014-2016 Plan grants.

13.6. Regarding the outstanding options of the Board of Directors and the Statutory Executive Board at the end of the last fiscal year:

- 1st Grant - 2011-2013 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	0	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 2nd Grant - 2011-2013 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	0	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 3rd Grant - 2011-2013 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	0
Options not yet exercisable		
Quantity	N/A	N/A
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	0	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 1st Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	0	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 2nd Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	1
Options not yet exercisable		
Quantity	N/A	**0**
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	N/A	**21,771**
Maximum term for exercise of options	N/A	October 16, 2021
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	R$ 7.6074
Fair value of the options on the last day of the fiscal year	N/A	R$ 2.9300 per option
Total fair value of the options on the last day of the fiscal year	N/A	R$ 63,789.03

- 3rd Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7
No. of paid members	N/A	2
Options not yet exercisable		
Quantity	N/A	**0**
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	N/A	**295,063**
Maximum term for exercise of options	N/A	November 08, 2022
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	R$7.4904
Fair value of the options on the last day of the fiscal year	N/A	R$2.68 per option
Total fair value of the options on the last day of the fiscal year	N/A	R$790,769.05

Note: The calculation of the fair value of the Plan 2014 - 2016 considers the fair value of each vesting of the Grants, based on the Monte Carlo method.

13.7. Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board in the past 3 fiscal years (*)

Outstanding shares at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	N/A	7.0
No. of paid members	N/A	7.0
Shares not yet exercisable	N/A	
Quantity	N/A	**142,645**
Weighted average exercise price	N/A	R$ 7.6536
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 8,1464
Exercisable shares	N/A	
Quantity	N/A	**186.870**
Weighted average exercise price	N/A	R$ 15.4828
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ -1.2178

Outstanding shares at the end of the fiscal year ended on 12/31/2019	Board of Directors	Statutory Executive Board
No. of members	N/A	7,0
No. of paid members	**N/A**	5,0
Shares not yet exercisable		
Quantity	N/A	**268,380**
Weighted average exercise price	N/A	R$ 7.4644
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 5.8585
Exercisable shares		
Quantity	N/A	**50,494**
Weighted average exercise price	N/A	R$ 11.6400
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 0.4700

Outstanding shares at the end of the fiscal year ended on 12/31/2018	*Board of Directors*	*Statutory Executive Board*
No. of members	*N/A*	6.0
No. of paid members	*N/A*	4.0
Shares not yet exercisable		
Quantity	*N/A*	**629,269**
Weighted average exercise price	*N/A*	R$ 8.4705
Difference between the exercise value and the market value of the shares related to the options exercised	*N/A*	R$ 5.0600
Exercisable shares		n/a
Quantity	*N/A*	n/a
Weighted average exercise price	*N/A*	n/a
Difference between the exercise value and the market value of the shares related to the options exercised	*N/A*	n/a

Note 1: The Weighted Average Exercise Price reported in the tables above corresponds (i) to the Base Share Price adjusted, upwards or downwards, as a result of the Relative Shareholding Performance of the 2014-2016 Plan grants, and (ii) the price average number of Treasury shares at the time of the grant for the 2018-2020 Plan grants.

Note 2: The market value of the shares related to the exercised options considered the trading price on the dates of the respective asset transfer order documents. For the shares exercised, the market value corresponds to the share price on the trading day on which the shares became vested.

13.8. Summary description of the information required to understand information disclosed in items 13.5 to 13.7, as well as the explanation of the share and option pricing method, indicating, as a minimum:

a. pricing model	Monte Carlo simulation for the 2011-2013 and 2014-2016 Plans grants, given that the definition of exercise price depends on the Companies' performance. For the 2018-2020 Plan grants, due to the fair value of the shares being equivalent to the Share's face value at the time of calculating the plan grants, there is no fair value simulation.
b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	**2011-2013 Plan - 2012 Grant** - weighted average share price of R$ 8.96 on the grant date, volatility of 50.46% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 8.89% p.a. **2011-2013 Plan - 2013 Grant** - weighted average share price of R$ 8.13 on the grant date, volatility of 48.45% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a. **2014-2016 Plan - 2014 Grant** - weighted average share price (base price) of R$ 13.42 on the grant date, volatility of 44.6% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a. **2014-2016 Plan - 2015 Grant** - weighted average share price (base price) of R$ 8.45 on the grant date, volatility of 35.50% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 16.1% p.a. **2014-2016 Plan - 2016 Grant** - weighted average share price (base price) of R$ 8.10 on the grant date, volatility of 36.70% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 11.73% p.a. **Plan 2018-2020** - The share's fair value is equivalent to the share's face value at the time the assessment of the plan's grants Therefore, there is no fair value simulation.
c. method used and assumptions made to incorporate the expected effects of early exercise	There is the possibility of holding early exercise. The exercise periods are pre-determined by the Board of Directors. Specifically, for the 2018-2020 Plan, there is no delimitation of the exercise period, but it is necessary, as it was determined for the 2011 - 2016 Plans, to wait for the grace period to be completed.
d. way of determining the expected volatility	Calculated from the correlation between TIM's historical results and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Assessment Date.
e. if any other characteristic of the option was incorporated into the fair value calculation	For the 2011-2016 Plans, given the features of the option plan, once the exercise price of the options depends on the price performance of a group of shares/index, the Monte Carlo method was applied in the evaluation and incorporated the probability of the expected returns of share prices/index in the pricing model. As for the 2018-2020 Plan, there is no fair value simulation since the shares' fair value is equivalent to the share's face value at the time of calculating the grants of the plan.

13.9 - Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, grouped by body, on the closing date of the last fiscal year:

In 2020, the Company's Fiscal Council was not instated.

Board of Directors		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	111,389

Statutory Board		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	262,078

Audit Committee		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	0

Controlling Company		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	1,611,969,946

13.10. Information on pension plans offered to the Board of Directors and Statutory Executive Board.

2020 Fiscal Year	Board of Directors[1]	Statutory Executive Board
No. of members	n/a	7.0
No. of paid members	n/a	3.0
Plan name	n/a	TIM's Supplementary Social Security Plan
No. of members of the management who are entitled to retire	n/a	0
Conditions for early retirement	n/a	None
Updated amount of cumulative contributions to the pension plan up to the close of the last fiscal year, discounted the portion related to contributions paid directly by the management members.	n/a	R$2,149,467.86
Total accrued amount of contributions made in the last fiscal year, discounted the portion of contributions directly made by the management.	n/a	R$425,745.67
Possibility of and conditions for early redemption	n/a	YES

OBS.: The accrued amount can vary negatively due to the early termination of a Pension Plan participant.

I. if there is the possibility of early redemption and what are the conditions

In this plan, all employees are eligible to and can join the pension plan at any time since they join in the periods agreed between TIM and Itaú Previdência Privada (Private Pension).

During the contribution period, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total redemption of the basic contribution will only be possible if the plan is canceled.

If the employee is dismissed before fulfilling the eligibility conditions for the benefit, they will redeem 100% of their contribution and, regarding TIM's contributions, it will be redeemed in accordance with a scale that begins when the employee reaches 3 years with the company at 30% and after 10 years, they can redeem 100% of the amount paid by the company.

13.11. Maximum, Minimum and Medium Individual Remuneration of the Board of Directors, the Statutory Board and the Audit Committee

	Statutory Officers			Board of Directors			Fiscal Council		
	2018	2019	2020	2018	2019	2020	2018	2019	2020
No. of members	7.0	6.4	7.0	10.0	9.9	10.0	3.0	3.0	3.0
No. of paid members	6.7	6.4	7.0	4.3	4.3	4.0	3.0	3.0	3.0
The highest compensation amount	12,527,102	7,253,890	8,782,686	743,820	936,000	1,236,000	215,040	168,000	168,000
The lowest compensation amount	261,813	1,205,142	2,633,852	68,096	75,000	624,000	53,760	42,000	168,000
The average compensation amount	5,436,008	3,217,533	4,522,784	678,322	361,630	794,033	211,456	126,350	168,000

13.12. Describe contractual arrangements, insurance policies or other instruments that are compensation or damages mechanisms for the management in the event of dismissal or retirement, indicating the financial consequences to the issuer:

For the Board of Directors and Fiscal Council members, when the latter is instated, there is no contract provision or other mechanism that provides additional compensation or payment of damages in case of dismissal or retirement.

For Statutory Executive Officers, their contracts may or may not set forth additional compensation or payment for damaged in the event of termination. In general, such compensation is related to noncompete agreements and/or early termination of the contract. The contracts may also provide variable compensation settlement forms, for those who, at the date of termination, do not yet have the results of their goals available.
At the end of the 2020 fiscal years, 6 of the Company's officers have labor contracts with such clauses. In none of the contracts, the amounts exceed 2 annual compensation (fixed, variable and benefits).

The Company has a civil liability insurance policy for the Directors and Officers (D&O), with CHUBB Seguro Brasil S.A. and Tokio Marine Seguros S.A., effective from October 15, 2020 to October 15, 2021. The maximum damages limit for this policy is USD 50 million and the net premium for the insured period is 100%.

13.13. Percentage of total compensation of the management and Fiscal Council members who are related parties to the parent company:

Regarding the Board of Directors members who are related parties to the parent company, direct or indirect, we indicated below the compensation percentage per management body, recognized in the Company's results for 2018, 2019 and 2020:

Management Body	Compensation percentage recognized in the income for		
	2018	2019	2020
Board of Directors	100%	100%	100%
Statutory Executive Board	100%	100%	100%
Fiscal Council	100%	100%	100%

1. Up to 08/31/2020, TIM S.A. was a subsidiary of TIM Participações S.A. and on said date the merger of TIM Participações by TIM S.A. was approved. For comparison purposes, the table above present information on its parent company, TIM Participações S.A. from Jan/20 to Aug/20, adding information on TIM S.A. for Sep/20 to Dec/20.

2. For comparison purposes, the table above presents information on its former parent company, TIM Participações S.A., for 2018 and 2019.

13.14. Management or Fiscal Council compensation, grouped by management body, received for any other reason other than their position:

In the fiscal year ended December 31, 2020, the Company did not pay its Statutory Executive Officers for any position other than the ones they are hired for. For fiscal years ended 2019 and 2018, the Company was a subsidiary of TIM Participações S.A. and said company also did not pay its Statutory Executive Officers or Board of Directors and Fiscal Council members for other activities other than those they have been hired for.

13.15 Management and fiscal council compensation accounted for in the income statement of the issuer's parent company, direct or indirect, companies under common control and subsidiaries:

The Company's Executive Officers, Board of Directors members and Fiscal Council members have their compensation fully paid by TIM S.A.

13.16. Provide other information that the issuer deems relevant

The Company understands that there is no other relevant information.

11– Proposal of extension of the Cooperation and Support Agreement

Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018. The positioning will be issued to support CDA of 2021;

- Total Amendment Value is € 8.09 M, decrease of 16% compared with previous Amendment (€ 9.65 M);

- Total Amendment value for approval (€ 8.09 M) is partially dependent on budget availability;

- Total number of Projects is 49, decrease of c.18% compared with the 13th Amendment (60 projects);

Cooperation and support 2021/22 offer

14th Amendment | **2021**

Total yearly contract value
M EUR



Legend: Consulting network ■ Consulting Com & Corp ■ Outsourcing network ■ Outsourcing IT ■ Plug & Play IT
2016/17
2017/18
2018/19
2019/20
2020/21
2021/22
YoY (%)
CAGR¹ (%)
Total
11.75
10.88
10.88
8.80
9.65
8.09
16%
-7%
Breakdown
Consulting
4.65
5.57
6.08
4.39
4.29
3.03
2.97
2.14
2.16
2.08
1.83
1.48
Detailed on next slides
29%
19%
26%
-10%
Outsourcing
1.73
1.59
1.08
1.10
1.40
1.82
1.65
1.11
0.46
0.41
1.45
25%
3%
14%
-1%
Plug & Play
0.8
0.5
1.1
0.8
0.4
0.3
16%
-17%
Contract mix
% of value
25
15
14
6
40
20
15
10
4
51
20
10
4
10
56
24
5
13
9
50
46
16
15
4
20
37
22
18
4
18

In 2021/22 contract, three projects (NGASP-EVO, Testing automation and REGMAN) were responsible for increasing the contractual value of Outsourcing Network and Outsourcing IT

1. CAGR 2016 to 2021
Source: TIM Brasil

Main benefits of cooperation and support 2021/22 offer

Consulting projects details

Consulting (56%Total)

Value in k€ and number of projects


34 Projects
(4,513 k€)
9 New projects[1]
(599 k€)
25 Renewed projects[1]
(3,914 k€)

Main benefits

- Support on **classification and risk analysis of TIM Brasil IT Applications** in order to fulfill the requirements, highlighted from Compliance, Audit and ERM
- Ensure **strategic and economic synergies** on projects planned for Security structure of the whole TIM group, taking advantages from TIM Italia general experience and methodologies
- Support TIM Brasil in the **exploitation of 5G opportunities**
- Analysis and evaluation of opportunities for **improvement in the quality of Mobile Services**
- Support TIM Brasil in topics concerning **Ultra Broadband FTTx networks**, with respect to deployed technologies and state of art technologies

1. Telecom Italia classification
Source: TIM Brasil

Main benefits of the contract – COMM & CORP

Janeiro/2021

Consulting projects details – Commercial and Corporate

Customer expectations on sector demand a consistent and optimized structure of commercial and corporate functions guaranteeing high quality of service

1. Optimization of commercial services to accompany the expansion of converged ultra-broadband networks
2. Need to support the increase in site density through corporate functions
3. Advanced analytics tools
4. Dynamic customer expectations and new technologies driving a disruption in the current telcos operating model

COMM & CORP	CAPEX (k€)
Virtual security	2,054
Commercial Processes	840
Corporate functions	65
Innovation's ecosystem	70
TOTAL[1]	**3,029**

Main benefits for TIM Brasil

- Improvement and creation of solutions to **prevent cyber attacks** and information compromise
- Know How sharing about **going initiatives and blue prints** in Italy
- Consulting services to support and share experiences in risk management solutions to **monitor threats and mitigate impacts**
- Provisioning of **support to internal team engagement**, sharing best practices for people development, benefits granting and human resources tools
- Know-how in methodologies, processes and critical paths in **Audits and Compliance**

1. Total expected Commercial and Corporate services on 2021/22 contract
Source: TIM Brasil

Rate Comparison (Jan/2021 – 14th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.[8]

Consulting

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates[3]	756	2,250

TI Blended[2345]: 719 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[3]	417	1,300

Outsourcing IT and Plug & Play

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates[3]	387	592

TI Blended[2345]: 400 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[3]	198	427

Risk | Attention[7] | Normal

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2021: 5,57 – 2022: 5,65 – 2023: 5,40
2. Europe 2020 annual inflation -0.3% (Eurostat)
3. Brazil 2020 annual inflation 4,52% (IBGE)
4. Taxes excluded
5. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
6. Blended rate considers: 29% Senior manager, 32% Manager, 39% Consultant
7. Attention is signed when prices are more than 10% off-range

Source: TIM Brasil

Historical comparison of the last 5 years

Actual vs. forecast comparison

Caption
- = Actual values equal to fairness values
- < Actual values smaller than budget values
- > Actual values larger than budget values
- ↓ Actual rate lower than Brazilian rate on fairness

		2016/17	2017/18	2018/19	2019/20	2020/21[3]
Consulting	Project value[1] Actual x Forecast	<	=	=	=	<
	Average rate[2] Actual x Forecast	↓	=	=	↓	↓
	Actual rates x Benchmark rates[1]	↓	↓	↓	↓	↓
Outsourcing and other services	TI – Project value[1] Actual x Forecast	<	<	=	=	=
	Network – Project value[1] Actual x Forecast	<	=	=	=	<
Plug & Play	Project value[1] Actual x Forecast	<	<	=	=	=

Note: For this analysis, +/-2% variations were not considered

1. Comparison between approved budget and actual contract expenditures
2. Comparison between expected man-day rates vs. actual man-day rates
3. Comparison between the actual project value vs. the Forecast until December 2020

Source: TIM Brasil

Telecom Italia rates-Local and Brazil-€/Man Day

Actual vs. forecast comparison

Category	Rate	Location	2020/21	2021/22
Consulting	Senior manager Rate	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate	Local	490	490
		Brazil	1,190	1,190
Outsourcing / Plug & Play	IT Rate	Local	400	400
		Brazil	1,000	1,000

Blended rates[123]		2020/21	2021/22
	Consulting	710[5]	719
	IT	400[5]	400

Telecom Italia maintained all rates from 13th to the 14th amendment

There is a daily travel expense rate that is added to the daily rate when the service is delivered in Brazil:

- Consulting: + 700 €/Man Day
- IT: + 600 €/Man Day

1. Taxes excluded
2. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
3. Blended rate 2021/22 considers: 29% Senior manager, 32% Manager, 39% Consultant
4. Blended rate 2020/21 considers: 27% Senior manager, 34% Manager, 39% Consultant,
5. Travel expenses were not considered in these rates

Source: TIM Brasil

Contract impact in BRL

Total yearly contract value
M EUR (left), M R$ (right)


Legend: Consulting network, Consulting Com & Corp, Outsourcing network, Outsourcing IT, Plug & Play IT
2020/21
2021/22
2020/21[1]
2021/22[2]
BRL -YoY (%)
Total
9.65
8.09
55.80
45.26
19%
Breakdown
Consulting
4.29
3.03
1.83
1.48
24.81
16.95
10.59
8.30
32%
22%
29%
Outsourcing
1.82
1.46
1.40
1.45
8.43
10.17
8.12
8.12
21%
0%
10%
Plug & Play
0.4
0.3
2.1
1.7
19%
Currency Used
€
R$

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2021: 5,57 – 2022: 5,65 – 2023: 5,40
Source: TIM Brasil

Consulting – Market prices comparison

A1 European market consulting firms rates[1,2]
In € / man-day

Multinational strategic consulting (Player A, Player B) | Multinational management consulting (Player C, Player D)

	Player A	Player B	Player C	Player D
Senior manager	2,827	2,290	1,331	981
Manager	2,375	1,554	1,191	878
Senior consultant	1,742	1,063	595	495

Max.	Min.
2,827	981
2,375	878
1,742	495

Blended[3]
683 – 2,014

✓

Brazilian market consulting firms rates[1,2]
In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	1,625	1,354	688	510
Manager	1,454	1,212	615	456
Senior consultant	940	783	325	319

Max.	Min.
1,625	510
1,454	456
940	319

Blended[3]
373 – 1,165

✓

Telecom Italia average rates at 14th amendment consulting services
In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	
Manager	665	1,365	0%
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
719[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 5.57 2022: 5.65 2023: 5.40
2. Taxes excluded
3. 29% Senior manager, 32.3% Manager, 38.7% Consultant

Source: TIM Brasil & ADVISIA Analysis

12 – Fairness Evaluation of the Cooperation and Support Agreement



Comparison of Market prices

Fairness Evaluation

TIM

January 2021

ADVISIA
OC&C Strategy consultants

uncommon sense

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

Telecom Italia services to TIM Brasil on 2021 sum 8.08M € and it is divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…	• Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk – 14 years of contract since 2006 with a value of ~10M € per annum – ~430 projects accomplished and ~150M € in services along the contract duration
… the 14th amendment has total value of 8.08 M € and scope of 49 projects in different subjects. *Pages 6-10*	• In 2021 the 14th amendment value is on **8.08M €,** divided in Consulting (4.51M), Outsourcing (3.26M) and Plug&Play (0.31M); with the following definition: – **Consulting:** Scope **4.51M €** with 34 projects – Best practices, experience sharing, guidance and support in operational and corporate subjects – **Outsourcing and other services**: Scope **3.26M €** with 14 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing – **Plug & Play:** Scope **0.31M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil
For the Fairness Opinion these project types were analyzed differently and a brief CSA process diagnosis was made *Pages 12-14*	• For each project type there was a different approach on analysis: – **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe – **Outsourcing and other services**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy – **Plug&Play:** Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy

Source: ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

In pricing, Telecom Italia rates both in consulting and IT are in line with most European and Brazilian references…

Pages 15-18

- Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most market:
  - **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms both in Italy and in Brazil; analyzing the two types of consulting firms separately, Telecom Italia prices are competitive with strategy consulting but 40-100% higher than Brazilian management consulting benchmarks
  - **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs, both in Italy and in Brazil; in Brazil, Telecom Italia prices are close to the upper limit of the benchmark range

---

… interviewing management of most projects, the main takeaways were (i) importance of software services and testing for operations in TIM Brazil and (ii) a few improvements on process

Pages 19-21

- SCTR, Timplan, REGMAN, NGASP and Erato softwares are an important part of TIM technologies; they ease TIM Brasil and Telecom Italia data and information exchange and are constantly being improved according to TIM Brasil's needs. After diagnosing gaps in company areas, other tools from Telecom Italia, such as Risk Management, are to be implemented at TIM Brasil
- New projects play an important role in contract – 10 new projects responsible for 13.6% of total contract value
- Advanced network expertise and up-to-date technologies in Telecom Italia provide know-how for several types of testing that are essential for network diagnosis. Technical reports and insights on new equipment could provide competitive advantage for TIM Brasil
- A part of Consulting projects (c.14%) have no deliverables defined before CSA contract signing, Roadmap focus is on overall projects benefits; many managers believe that defining deliverables beforehand is a very good improvement for the current process

Source: ADVISIA OC&C analysis

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

Contract categorization

From the 12th Amendment onwards, all projects were classified by ADVISIA according to nature of services with clear definitions

Project classification – After 12th Amendment

		Definition	Served areas	Larger projects
1	**Consulting**	Best practices, experience sharing, guidance and support in operational and corporate subjects	**Comm & Corp**[1]	▪ Cyber Security Projects & Solutions Sharing ▪ Revenue Assurance
			CTIO	▪ Innovation, Architecture and Engineering ▪ Data Quality - ASSURANCE 360
2	**Outsourcing & other services**	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	**Comm & Corp**[1]	▪ RA - On site Support DigiRA
			CTIO	▪ Testing Automation ▪ NGASP-EVO
3	**Plug & Play**	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	**CTIO**	▪ SCTR Brasile

1. BSO, CFO, CRO, Strategy & Transformation, Legal, HR & Organization, Regulatory, Audit and Compliance

Source: ADVISIA OC&C analysis

The 14th Amendment includes 49 projects, classified by nature as consulting, outsourcing and plug & play

2021/22 – 14th contractual amendment scope
In k €


8,088
308
3,267
4,513
1
2
3
Contract categories
Consulting
Outsourcing
Plug & play
Total of projects
# of projects
34
14
1
49

Functionality definition

- Most CSA services are **consulting** projects focused on knowledge transfer to the areas of CTIO, Corporate and Commercial
- **Outsourcing** projects encompass methodologies/systems that require adaptation services, current improvements and support
- The other systems provided by Telecom Italia, classified as **plug & play**, are applicable to the reality of TIM Brasil with minor adjustments

Source: ADVISIA OC&C analysis

1 Consulting

Telecom Italia's business and technical expertise is assimilated by TIM Brasil through consulting guidance and experience sharing projects

Consulting projects – Per area
In k €

	Value	Projects
Corporate	3,029	8
Network	1,484	26
Total	**4,513**	**34**

Per start year[1]
In % of total value



2017 & before
2018
2019
2020
2021
45%
6%
1%
34%
15%

Per value type[1]
In % of total value



Labor Costs (in Italy)
Labor Costs (in Brazil)
0%
100%

14th amendment top 4 projects
In k €



1,125
840
400
380
1,767
4,513
Cyber Security Projects and solutions sharing
Revenue Assurance
ICT Security & ICT Risk Management Support
Risk Management processes implementation
Other projects
Total

1. Values consider projects' prices in 2021/22
Source: ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
IT	1,450	2
Network	1,317	11
Comm & Corp	500	1
Total	**3,267**	**14**

Per start year[1]
In % of total value


2017 & before
2018
2020
2021
27%
46%
24%
2%

Per value type[1]
In % of total value


Labor Costs (in Italy)
Labor Costs (in Brazil)
Other Costs
Licenses
6%
14%
0%
80%

14th amendment top 4 projects
In k €


1,350
500
373
331
713
3,267
Testing Automation
RA - On site Support DigiRA
NGASP-EVO
REGMAN
Other projects
Total

1. Values consider projects' prices in 2021/22
Source: ADVISIA OC&C analysis

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	308	1
Total	**308**	**1**

Per start year[1]
In % of total value


2016 & before
100%

Per value type[1]
In % of total value


Labor Costs (in Italy)
Labor Costs (in Brazil)
0%
100%

14th amendment project
In k €


308
SCTR Brasile
Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2021/22
Source: ADVISIA OC&C analysis

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

There is a specific approach for each project category and a brief assessment on CSA related processes was conducted

Project categories approach

#	Category	Definition	Analysis
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Interviews & Consulting price comparison
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	Interviews & IT Price comparison
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	Interviews & IT Price comparison

Source: ADVISIA OC&C analysis

Evaluation approach

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Labor costs explain ~90% of total contract value, therefore should be prioritized in analysis

Illustrative



Total labor: 90%
8.088
90%
0%
3%
7%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services



Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

- **A1** Man-day prices from consulting firms, including network projects
- **A2** Man-day prices from IT professionals
- **A3** Logistics, lodging and other costs

Source: ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1** Interviews sum-up
- **B2** Projects grow and new projects
- **B3** Deliverables

Source: ADVISIA OC&C analysis

Price comparison disclaimer

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

Prices/rates considered on analysis

A Disclaimers on price comparison analysis

- In CSA contract TIM Brasil pays all project value (8,088k € for 14th amendment) **plus all taxes and costs of transaction** (+2,836k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2021/22 – 14th amendment scope
In k €



8,088
2,836
10,923
Amendment value
Gross-up
Estimated payment value
Rótulo

25.96%
All taxes considered
(IR and CS, PIS, Cofins, Cide)

Source: ADVISIA OC&C analysis

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range both in Brazil and in Italy

A1 European market consulting firms rates[1,2]

In € / man-day

	Multinational strategic consulting: Player A	Multinational strategic consulting: Player B	Multinational management consulting: Player C	Multinational management consulting: Player D
Senior manager	2,827	2,290	1,331	981
Manager	2,375	1,554	1,191	878
Senior consultant	1,742	1,063	595	495

Max.	Min.
2,827	981
2,375	878
1,742	495

Blended[3]
683 – 2,014

✓

Brazilian market consulting firms rates[1,2]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	1,625	1,354	688	510
Manager	1,454	1,212	615	456
Senior consultant	940	783	325	319

Max.	Min.
1,625	510
1,454	456
940	319

Blended[3]
373 – 1,165

✓

Telecom Italia average rates at 14th amendment consulting services

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	
Manager	665	1,365	0%
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
719[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 5.57 2022: 5.65 2023: 5.40
2. Taxes excluded
3. 29% Senior manager, 32.3% Manager, 38.7% Consultant

Source: ADVISIA OC&C analysis

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to strategic than management consulting prices

A1 Comparison between consulting firms pricing[12] and Telecom Italia

In € / man-day



Multinational strategic consulting[12]
Multinational management consulting[12]
Telecom Italia[3]
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Senior consultant
Manager
Senior manager

Telecom Italia pricing in Brazil

- Prices competitive with most multinational strategic consulting (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc)
- 40-100% more expensive than multinational management consulting firms (Ex: Accenture, Delloite, KPMG, Ernst Young, etc)

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 5.57 2022: 5.65 2023: 5.40
2. Taxes excluded

Source: ADVISIA OC&C analysis

Telecom Italia's IT service rates are within IT professional teams price range both in Brazil and in Italy

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]

In € / man-day

Italy

Min.	Max.
387	592

✓

Brazil

Min.	Max.
198[3]	427[3]

✓

Price diagnosis

- Telecom Italia's rates are within benchmark ranges[4] but at the upper limit in Brazil due to some Outsourcing and Plug & Play projects charged as Corporate / Network for software services (development, maintenance and support). Example of projects:
  - Timplan/Erato improvements

Telecom Italia prices for IT services on 14th amendment

In € / man-day

	In Italy	In Brazil	% travel
IT professional	400	1,000	0%

	Blended
IT professional	400

Telecom Italia's software support services are aligned with the European and Brazilian prices

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 5.57 2022: 5.65 2023: 5.40
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Júnior Project Manager and Júnior specialists / Senior team, composed of Project Manager and Senior Specialists

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"Telecom Italia's consulting services point out technical and procedural lags in TIM Brasil and, from there, we are able to structure improvements."* **Executive manager**	*"An improvement possibility on CSA projects is defining clear deliverables per project beforehand – technical reports, workshops, etc."* **Executive manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"When providing tests and technical support, Telecom Italia's experts share fixed broadband experience that is vital to TIM Fiber in Brazil."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"Using Telecom Italia's tools simplifies software implementation and maintenance, skipping most of the development steps."* **Executive manager**	

Source: ADVISIA OC&C analysis

Although most project prices have decreased compared to previous contract, some renewed projects had a price growth mainly due to increased scope

B2 Projects price behavior YoY[1,2]
In k €
(# of projects)

	Decrease	Increase
Consulting	-1,285 (22)	+74 (4)
Outsourcing & other services	-156 (6)	+513 (4)
Plug & Play	-59 (1)	0 (0)
Total	**-1,500 (29)**	**+588 (4)**

Renewal with largest expenditures growth YoY
In k €


2020/21
2021/22
Testing Automation
1,250
1,350
+8%
REGMAN
290
331
+14%
RA - On site Support DigiRA
300
500
+67%
NGASP-EVO
201
373
+85%

1. Comparison between 2020/21 and 2021/22 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

In turn, new projects included in contract, with workflow yet to be defined, despite few in quantity, are representative in total value

B2 Breakdown of contract by new/old projects

In k €


8,088
1,099
13.6%
6,989
86.4%
14th Amendment
New projects
Renewed projects
50
10
39

Expenditures with new projects

1,107 k € in 10 new projects, 25% of new projects value in 13th Amendment (4,457 k €)

70% of new projects value is concentrated in 3 projects

54% of new projects are are in the Consulting category

Source: ADVISIA OC&C analysis

13 – 14th Amendment to the Cooperation and Support Agreement

FOURTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

FOURTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Fourteenth Amendment to the Cooperation and Support Agreement (the "**Fourteenth Amendment**") is made this [°°°°] 2021, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010, share capital of euro 11,677,002,855.10 fully paid up (hereinafter referred to as "**TI**")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALA 1212, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as "**TIM SA**");

For the purposes hereof TI and TIM SA shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA;

WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "TIM SA";

WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR SA has been merged in TIM SA;

WHEREAS, effective as of 28th September, 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28 th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement, and on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2021 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020 and 2021;

WHEREAS, according to the Thirteenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2021;

WHEREAS, TIM SA is willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Fourteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **<u>Definitions and Interpretation.</u>**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Fourteenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Fourteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Fourteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Fourteenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Fourteenth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference to TIM SA.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI and TIM SA .

2. Amendment to the Agreement.

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2021, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2022 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € 8.087.607 (eight million eighty seven thousand six hundred seven Euros) (the "**Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Fourteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and TIM SA and, by the execution of this Fourteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Fourteenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Company) and their

personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Fourteenth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. Governing Law.

This Fourteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Fourteenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.
By:
Title:

____

TIM S.A.
By:
Title:

Witnesses:

__________________________ __________________________
By By

Annex I

ROADMAP FOR THE EXTENDED TERM

14 – Proposal of the Company's Long-Term Incentive Plan

TIM

TIM S.A.

LONG-TERM INCENTIVE PLAN 2021 - 2023

1. PURPOSE OF THE PLAN

1.1. The purpose of this Long-Term Incentive Plan ("Plan"), established in accordance with the applicable legislation and regulations, is to enable the administrators and/or employees of TIM S.A. ("Company") or other companies under its direct or indirect control (which are included in the definition of Company for the purposes of this Plan), to receive payments on shares issued by the Company, subject to certain conditions of time and / or performance, in order to stimulate the expansion, success and achievement of the Company's corporate objectives and to align the interests of the Company's administrators and/or employees with the interests of its shareholders.

2. DEFINITIONS

2.1. The terms below, when used in capital letters throughout this Plan, whether in the plural or in the singular, shall respect the following definitions:

(i) Plan: the present Long-Term Incentive Plan, duly approved by the Company's Shareholders Meeting;

(ii) Shares: common shares issued by TIM S.A. or other type of shares in which they are converted;

(iii) Granted Shares: means the Shares granted to the Participants and subject to the regulations of this Plan and the respective Share Grant Agreement;

(iv) Restricted Shares: Granted Shares subject to vesting conditions, the regulations of this Plan and the respective Share Grant Agreement;

(v) Performance Shares: Granted Shares subject to vesting and performance conditions, the regulations of this Plan and the respective Share Grant Agreement;

(vi) Vesting Period: period in which the Participant is unable to receive the Shares Granted to him or part thereof;

(vii) Performance Factors: means the factors related to the Performance targets, established for the Performance Shares, that can modify, up or down, the volume of Granted Shares;

(viii) Share Grant Agreement: means the particular instrument granting Shares, to be celebrated between the Company and the Eligible, through which he acquires the status of Participant, declaring that he knows and accepts all the terms and conditions of the Plan;

(ix) Grant Date: unless otherwise stated in the Share Grant Agreement, means the date of the meeting of the Board of Directors that resolved on the granting of the Shares to the Participants;

(x) Participants: natural persons selected by the Company's Board of Directors as eligible to the Plan, among administrators and/or employees of TIM S.A. or companies under its control;

(xi) Termination: means the termination of the legal relationship of an administrator or employee between the Participant and the Company or companies under its control, for any reason, including without limitation, resignation, dismissal, substitution or termination of office as administrator without

reelection, application for voluntary dismissal, mutual agreement and / or dismissal with or without cause;

(xii) B3: B3 S.A. – Brasil, Bolsa, Balcão;

(xiii) Base Price of the Share: average of share price, weighted by the daily financial trading volume on B3, during the Assessment Period of the Base Price of the Share;

(xiv) Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Shares, to determinate the Base Price of the Share

(xv) Stock Ownership Guidelines: it is the policy that determines the minimum volume of Shares that a Participant must maintain on its property during its relationship with the Company;

(xvi) Board of Directors: means the Board of Directors of the Company;

(xvii) Compensation Committee: means the compensation advisory committee of the Company's Board of Directors, having the attributions established in the Internal Regiment of the Company's Board of Directors and the documents attached thereto, as approved at the Meeting of the Company's Board of Directors held on 09/30/2008 and;

(xviii) Eligible: as definitions stated on item 4.1 below.

3. ADMINISTRATION OF THE PLAN

3.1. The Plan shall be administered by the Company's Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company's By-laws.

3.2. The Board of Directors will have authority to administer the Plan, subject to the Company's By-laws, having powers to:

(i) deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;

(ii) modify the terms and conditions of the Shares granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or contract or to any extraordinary event that impacted on the performance or any mechanism of the Plan, in strict alignment to its objectives; except what is stated on item 3.3;

(iii) decide on omitted cases, observing Plan's regulation and applicable law;

(iv) examine exceptional situations related with this Plan;

(v) select the Participants and their rewards, at its sole discretion or delegate their selection and reward definition to the CEO;

(vi) Alternatively define that the payment of the rewards will not occur in shares but in its equivalent in cash

(vii) authorize Company's administrators to sign Share Grant Agreement with Participants of the Plan; and

(viii) in case of exceptional situations that cause the impossibility of Plan continuity, create mechanisms and rules and/or change the Share Grant Contract, including its substitution by similar contracts,

avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives;

3.3. The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted; (ii) reduce the minimum required vesting period; (iii) eliminate the performance targets and/or conditions if they are not met in order to still award the participants; or (iv) without the titleholder's consent, change or impair any rights or obligations arising out of any agreements executed with any Participant.

4. ELIGIBLE

4.1. The Board of Directors shall determine, among administrators and/or employees of the Company's management or equivalent ranked professionals, those eligible as Participants ("Eligible"), who will be classified in different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

4.2. The Eligible should be evaluated through a procedure conducted by the Board of Human Resources & Organization and supervised by the Company's Chief Executive Officer, who, once the evaluation is completed, will recommend to the Compensation Committee, among the Eligible, the Participants, given the importance and essentiality of their function, their performance, their involvement in strategic projects and the added value that they offer to the Company.

4.3. After examining the valuation referred to in the previous clause, the Compensation Committee will prepare a proposal, to be assessed and resolved by the Board of Directors, for the definition of the Participants, as well as the maximum number of Restricted Shares and Performance Shares to be granted to them.

4.4 As an alternative process, the Board of Directors can delegate to the CEO, unique and exclusively, the determination of Participants and their rewards within the limits and criteria set in the Plan Rules. The Board of Directors will continue to define the objectives and targets as well as any other required metric.

5. SHARES INCLUDED IN THE PLAN

5.1. The Granted Shares, may be Restricted Shares and / or Performance Shares, under the Plan, including those already transferred on behalf of the Participants or not, and discounted those canceled under Clause 11 below, may confer rights on a number of Shares that do not exceeds 2% (two percent) of the total Shares issued by the Company during the term of the Plan..

5.2. For the purpose of satisfying the transfer of Shares granted under the Plan, the Company may, at the discretion of the Board of Directors, transfer to the Participant Shares held in treasury.

6. SHARE GRANT

6.1. For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee:

(i) the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in Section 5.1 of this Plan;

(ii) the Assessment Periods of the Base Price of the Share; and

(iii) the Vesting Period for total or partial transfer of the Shares on behalf of the Participants;

(iv) the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants

(v) the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in Clause 5.1 of this Plan; and

(vi) the individual volume of Shares that will be subject to Share Ownership Guidelines;

6.2. The Granting of Shares to the Participants shall be carried out within three (3) years as from the date of approval of the Plan, and the Board of Directors shall determine the time and periodicity of the grants what may include special grants in addition to the traditional yearly grants in order to support the Company's strategic projects and/or initiatives

6.3. The Granting of Shares shall be done by means of the execution of the Share Grant Agreement, prepared in accordance with the rules of this Plan and which shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of Shares object of the grant ; (B) the general conditions and performance and vesting period for acquiring the right to receive the Shares; (D) the performance factors and how they may modify the volume of Granted Performance Shares and (e) the volume of Shares that will be subject to Share Ownership Guidelines.

6.4. Any Share granted under the Plan is subject to all terms and conditions set forth herein, which will prevail in the event of inconsistency with respect to regulations of any Share Grant Agreement or supplementary document.

7. VESTING PERIOD

7.1. The Shares Granted under the Plan may be transferred to the Participants in compliance with the minimum vesting periods established by the Board of Directors, observing the maximum limit of 1/3 (one third) of the volume of Shares Granted, for each year, accumulated from the Grant Date;

8. SHARE TRANSFER TO THE PARTICIPANTS

8.1. The maximum term of the Company to transfer the shares to the Participant, meeting the applicable performance and vesting conditions, is 90 days after the end of the vesting period. After this period, the Company shall pay the equivalent amount in cash, as provided in Clause 9. The restriction periods of item 8.2 are not considered for the purposes of the maximum term.

8.2. The count of the maximum term to receive Shares will be suspended whenever there are situations that, according to the law or regulation in force, restrict or impede the trading of Shares by the Participants.

8.3. If the Company is unable to transfer the Shares due to the refusal or inertia of the Participants, in particular considering the required formalities, the Company will be considered exempt from any liability related to the effective delivery of such Shares.

9. PAYMENT IN CASH

9.1. The Board of Directors may establish that, instead of transferring part or all of the Shares to one or more of the Participants, the Company will pay him the cash equivalent.

9.2. The payment shall be made to the Participant, in the account under his name, until the last working day of the subsequent month of the ending month of the vesting period.

10. CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

10.1. The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.

10.2. In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.

10.3. In the event of a change in Control of the Company, it is allowed to the Board of Directors to make adjustments to the plan to allow its continuity, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives.

10.4. In case of Involuntary Termination or Termination by Mutual Agreement during the first 12 months after the date of change of control the participant will keep the right to receive all of the unvested shares at that date

11. TERMINATION OR ABSENCE OF THE PARTICIPANT

11.1. In the event that the Participant voluntarily leaves the Company, the rights to receive the Granted Shares that have not yet completed the Vesting Period on the date of termination will automatically be terminated, regardless of prior notice or indemnification.

11.2. In the event of Termination by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company) or Termination by mutual agreement, the rights to receive the Granted Shares that have not yet completed the Vesting Period in the date of termination shall be proportional to the Vesting Period effectively completed, dividing the total of months completed by the total of months that comprise the Vesting Period, considering the period of 30 calendar days as the "month", as long as the participant completes at least 12 months of participation in the plan

11.3. In the event of Termination by decision of the Company with the occurrence of just cause (or with the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares will automatically and lawfully be extinguished, regardless of notice or indemnification.

11.4. In the event of Termination due to the end of the mandate of a Statutory Officer with *pro-labore* contract, the Participant will keep the right to received any unvested shares at that date.

11.5. In the event of the death of the Participant, its heirs and successors will receive in full the amounts of the Granted Shares that have not yet completed the Vesting Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Vesting Period.

11.6. In the event of long term absence of the Participant, making it impossible for him to perform his activities in the Company, the Board of Directors may authorize the transfer of part or all of the Shares object of his Share Grant Agreement, observed the vesting period.

11.7. For the purposes of this Clause, the Board of Directors may determine that the termination shall not have occurred in the event that the Participants are transferred to another company of the same company group (thus understood as any direct or indirect controlling entity of the Company, affiliate, subsidiary or subject to common control) and to determine specific rules for the treatment of such cases.

12. DURATION OF THE PLAN

12.1. The Plan will be effective on the date of its approval by the Company's Shareholders Meeting and will remain effective until the rights resulting from the Shares granted are fully exercised.
12.2. In the event of dissolution and liquidation of the Company, the Plan and the Shares based thereon will be automatically terminated.

13. SHAREHOLDER RIGHTS

13.1. The shares delivered to the Participants shall have the rights established in this Plan and in the respective Contracts, provided that the Participant shall not have any of the rights and privileges of a Company's shareholder, in particular, to receive dividends and interest on own capital related to the Granted Shares, until the date of its transfer to the Participants

13.2. Notwithstanding the provisions of Clause 13.1, the Board of Directors may establish the payment of the amount equivalent to such dividends and interest in cash or in shares, in the manner to be established in the Share Grant Agreement.

14. CLAWBACK

14.1 The clawback clause is a security mechanism that may be activated by the Board of Directors when the Company identifies that a reward linked to the performance of one or more participants was, in whole or in part, obtained as an effect of an error, fraudulent behavior or misconduct attributable to them, without which the same performance-related reward would not have been achieved or would have been achieved at a lower level.

14.2 The activation of the clawback clause does not preclude the Company's right to compensation for any further damage, nor in any way excludes the possibility of further initiatives, such as disciplinary measures, termination and / or any other legal action that is allowed and foreseen in according to current legislation. In this sense, the possibility of activating the clawback clause is an additional element and not a substitute for other actions that can be activated by the Company.

14.3 The total amount that can be requested for recovery corresponds to the difference between the net sum recognized as performance-related reward and the net sum that would have actually been achieved in the absence of the fraudulent behavior / misconduct / error. It is applicable only to the Participant that committed the fraudulent behavior/misconduct/error, not all participants that shared the same objective.

14,4 In order to activate the clawback clause the Board of Directors must first offer the faculty of the Participant concerned to ask to be heard by the Compensation Committee, which will report the results of the hearing to the Board of Directors. If the Board of Directors deems it appropriate to proceed with the activation of the clawback clause, the Company will communicate the amounts recovered in writing to the Executive concerned so that he can proceed directly with the refund within 90 days. After this period without the Participant concerned having proceeded with the direct restitution of the indicated amount, the Company will be able to order the recovery of the relative sum discounting them from future payments or even through legal lawsuits.

14.5 The clawback clause may be activated in the three years following the accrual or disbursement of the reward subject of this action. The clawback clause can be activated even if the Participant concerned has, at the time of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company.

15. MISCELLANEOUS

15.1. The signature of the Share Grant Agreement will imply the express acceptance of all terms of the Plan by the Participant, which is fully bound to comply with them.

15.2. No provision of the Plan or Share granted under the Plan shall entitle any Participant to remain as an administrator and/or employee or yet as a service provider of the Company.

15.3. The rights and obligations resulting from the Plan and the Share Grant Agreement may neither be assigned nor transferred, in full or in part by the Participant, or given in security of any obligations, without the prior written consent of the Board of Directors.

15.4. It is hereby expressly agreed that either party abstention to exercise any right, power, resource or faculty, ensured by law, by the Plan or the Share Grant Agreement, will not constitute a novation, nor will any eventual delay tolerance in the execution of any obligations by any of the parties. Any of the hypotheses will not prevent the other party, at its sole discretion, from exercising such rights, powers, resources or faculties, at any time, which will be added to and not replace any others ensured by law.

15.5. The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

15 – Comparative table of the By-laws

PROPOSAL OF AMENDMENT TO TIM S.A.'S BY-LAWS
COMPARATIVE TABLE

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Changes – Origin, Justification and Analysis of Effects
CHAPTER I THE COMPANY'S CHARACTERISTICS		
SECTION 1º - **TIM S.A.** (the "Company") is a publicly held company, governed by these By-laws and by the applicable legislation.	UNCHANGED	
SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.	UNCHANGED	
SECTION 3º - The purpose of the Company is to:	UNCHANGED	
I. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;	UNCHANGED	
II. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;	UNCHANGED	
III. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are	UNCHANGED	

complementary, related or bounded to the services or activities stated in the corporate purpose; and		
IV. Hold interest in the capital of other business or non-business companies.	UNCHANGED	
Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:	UNCHANGED	
i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;	UNCHANGED	
ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;	UNCHANGED	
iii. Provide administrative, consulting, advisory and planning services;	UNCHANGED	
iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;	UNCHANGED	
v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of	UNCHANGED	

computing systems and database, and processing of data services;		
vi. Provide services of information security, of monitoring and of georeferencing;	UNCHANGED	
vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;	UNCHANGED	
viii. Provide commercial representation and insurance representative services;	UNCHANGED	
ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;	UNCHANGED	
x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;	UNCHANGED	

xi. Promote charging and data management services;	UNCHANGED	
xii. Engage in any other activities related or akin to the previous items.	UNCHANGED	
SECTION 4º - The duration term of the Company is indeterminate.	UNCHANGED	
CHAPTER II **CAPITAL STOCK**		
SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand and nineteen) common shares, all nominative, book-entry and with no-par value.	**SECTION 5º -** The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,~~447~~804,~~019~~ 398 (two billion, four hundred and twenty million, ~~four~~ eight hundred and ~~forty-seven~~four thousand, three hundred and ninety-eight ~~and nineteen~~) common shares, all nominative, book-entry and with no-par value.	Adjustment to reflect the new capital stock and number of shares issued by the Company, approved by the Board of Directors at its meeting held on September 28th, 2020.
SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	UNCHANGED	
SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.	UNCHANGED	

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders' Meeting.	UNCHANGED	
Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.	UNCHANGED	
SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 ("Law 6,404/76").	UNCHANGED	
CHAPTER III SHAREHOLDERS' MEETING		
SECTION 9º - The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the	UNCHANGED	

actions deemed convenient to the protection and development of the Company.		
SECTION 10 – The following are exclusive powers of the Shareholders' Meeting:	UNCHANGED	
I. To amend the By-Laws;	UNCHANGED	
II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	UNCHANGED	
III. To decide on the Company's transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;	UNCHANGED	
IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");	UNCHANGED	
V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;	UNCHANGED	
VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;	UNCHANGED	

VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;	UNCHANGED	
VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law no. 6,404/76;	UNCHANGED	
IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and	UNCHANGED	
X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the	UNCHANGED	

market for transactions of the same nature between independent parties.		
Sole Paragraph. The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.	UNCHANGED	
SECTION 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.	UNCHANGED	
SECTION 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.	UNCHANGED	
Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no.	UNCHANGED	

6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the Shareholders' Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders' Meeting.		
Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders' Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.	UNCHANGED	
SECTION 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	UNCHANGED	
Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.	UNCHANGED	
Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	UNCHANGED	

SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders' Meeting shall be convened to:	UNCHANGED	
(i) Take the management accounts; examine, discuss and vote the financial statements;	UNCHANGED	
(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and	UNCHANGED	
(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.	UNCHANGED	
SECTION 15 – The Shareholders' Meeting shall be convened, extraordinarily, whenever the Company's interests so require.	UNCHANGED	
SECTION 16 – The shareholders shall exercise their voting rights in the Company's interests.	UNCHANGED	
CHAPTER IV **COMPANY MANAGEMENT**		
SECTION I **GENERAL RULES**		
SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.	UNCHANGED	
Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.	UNCHANGED	

Paragraph 2º - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.	UNCHANGED	
Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.	UNCHANGED	
Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.	UNCHANGED	
Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.	UNCHANGED	
SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers' Meetings, as the case may be.	UNCHANGED	
Sole Paragraph. The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration	UNCHANGED	

clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.		
SECTION 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.	UNCHANGED	
SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.	UNCHANGED	
Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.	UNCHANGED	
Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in	UNCHANGED	

office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.		
Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	UNCHANGED	
SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.	UNCHANGED	
Sole Paragraph. The terms of office of the Managers shall be extended until the instatement of their elected successors.	UNCHANGED	
SECTION II **BOARD OF DIRECTORS**		
SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:	UNCHANGED	
i. Approving and following up the Company's annual budget and the Company's goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;	UNCHANGED	
ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present	UNCHANGED	

By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;		
iii. Authorizing the issue of commercial papers for public offering;	UNCHANGED	
iv. Deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;	UNCHANGED	
v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	UNCHANGED	
vi. Deciding on the approval of a program of depository receipts issued by the Company;	UNCHANGED	
vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other	UNCHANGED	

companies, as well as of participation in joint venture that requires the incorporation of a new company;		
viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	UNCHANGED	
ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;	UNCHANGED	
x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;	UNCHANGED	
xi. Deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;	UNCHANGED	
xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its	UNCHANGED	

controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;		
xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED	
xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);	UNCHANGED	

xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);	UNCHANGED	
xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED	
xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the	UNCHANGED	

application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;		
xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;	UNCHANGED	
xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);	UNCHANGED	
xx. Approving the Company' supplementary pension plan and that of its controlled companies;	UNCHANGED	
xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-	UNCHANGED	

laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;		
xxii. Dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Officers of the Company, as the case may be;	UNCHANGED	
xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;	UNCHANGED	
xxiv. Approve the Board of Officers' internal rulings, with its respective organizational structure;	UNCHANGED	
xxv. Appointing the Company's representatives in the management of its controlled companies;	UNCHANGED	
xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;	UNCHANGED	
xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the	UNCHANGED	

liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;		
xxviii. Decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;	UNCHANGED	
xxix. review, annually, the corporate governance program, in order to improve it;	UNCHANGED	
xxx. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;	UNCHANGED	
xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and	UNCHANGED	
xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	UNCHANGED	
Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the	UNCHANGED	

Company's administrative organization, always observing the provisions of these By-Laws.		
SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	UNCHANGED	
Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.	UNCHANGED	
Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.	UNCHANGED	
Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.	UNCHANGED	
SECTION 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.	UNCHANGED	

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.	UNCHANGED	
Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	UNCHANGED	
SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.	UNCHANGED	
Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.	UNCHANGED	

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	UNCHANGED	
Paragraph 3º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	UNCHANGED	
SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	UNCHANGED	
Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.	UNCHANGED	

Subsection I Committees of The Board of Directors		
SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.	UNCHANGED	
Sole Paragraph. The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.	UNCHANGED	
SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.	UNCHANGED	
Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company's securities are listed.	UNCHANGED	
Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the	UNCHANGED	

term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.		
Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.	UNCHANGED	
Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.	UNCHANGED	
Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree,	UNCHANGED	

shall be prohibited from being members of the Statutory Audit Committee.		
Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.	UNCHANGED	
Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.	UNCHANGED	
SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:	UNCHANGED	
I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;	UNCHANGED	
II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;	UNCHANGED	

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;	UNCHANGED	
IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;	UNCHANGED	
V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;	UNCHANGED	
VI. to have tools for receiving and treatment of information about non-compliance with legal and	UNCHANGED	

regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;		
VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	UNCHANGED	
VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;	UNCHANGED	
IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the	UNCHANGED	

recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;		
X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;	UNCHANGED	
XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and	UNCHANGED	
XII. evaluating the quarterly information, interim statements and financial statements.	UNCHANGED	
Sole Paragraph. The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.	UNCHANGED	
SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors	UNCHANGED	

and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.		
SECTION III **BOARD OF EXECUTIVE OFFICERS**		
SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.	UNCHANGED	
Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.	UNCHANGED	
Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.	UNCHANGED	

SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:	UNCHANGED	
i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;	UNCHANGED	
ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	UNCHANGED	
iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;	UNCHANGED	

iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;	UNCHANGED	
v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED	
vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);	UNCHANGED	
vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);	UNCHANGED	
viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than	UNCHANGED	

R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;		
ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	UNCHANGED	

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);	UNCHANGED	
xi. Approve the execution of collective agreements by the Company or its controlled companies; and	UNCHANGED	
xii. Establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.	UNCHANGED	
Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company's Management, as follows:	UNCHANGED	
i. To guarantee the effectiveness and the proper operation of the Board of Officers;	UNCHANGED	
ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;	UNCHANGED	
iii. To convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;	UNCHANGED	
iv. To install and chair the Board of Officers' Meetings;	UNCHANGED	

v. To coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;	UNCHANGED	
vi. To combine the Board of Officers' activities with the interests of the Company, its shareholders and related parties; and	UNCHANGED	
vii. To address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.	UNCHANGED	
Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.	UNCHANGED	
Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure financial, administrative, economic-managerial and tax procedures.	UNCHANGED	

Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure the Company's tutelage and legal support, except for tax matters.	UNCHANGED	
SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.	UNCHANGED	
Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.	UNCHANGED	
Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.	UNCHANGED	
Paragraph 3º – The decisions of the Board of Officers shall be made by majority of votes of the Officers, and	UNCHANGED	

the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.		
Paragraph 4º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.	UNCHANGED	
SECTION 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED	
Paragraph 1º - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED	
Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company's Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.	UNCHANGED	

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:	UNCHANGED	
i. any Officer, acting individually;	UNCHANGED	
ii. 2 (two) attorneys acting jointly; or	UNCHANGED	
iii. a single attorney, acting individually, as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of them necessarily being the Chief Executive Officer, or (b) by 3 (three) Officers acting jointly;	UNCHANGED	
Paragraph 1º - The powers of attorney granted by the Company shall be signed by one Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section, observing the relevant levels of authority established by these By-laws.	UNCHANGED	
Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an	UNCHANGED	

indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.		
SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company's corporate purposes.	UNCHANGED	
CHAPTER V FISCAL COUNCIL		
SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company's management acts and of information to shareholders and shall be operated permanently.	UNCHANGED	
SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.	UNCHANGED	
Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly,	UNCHANGED	

from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.		
Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.	UNCHANGED	
Paragraph 3º – The term of office of the Fiscal Council's members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.	UNCHANGED	
Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body's resolutions.	UNCHANGED	
Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	UNCHANGED	
Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the	UNCHANGED	

instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company's Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.		
SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.	UNCHANGED	
SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.	UNCHANGED	
Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.	UNCHANGED	
Paragraph 2º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.	UNCHANGED	
SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.	UNCHANGED	

SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.	UNCHANGED	
Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.	UNCHANGED	
Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	UNCHANGED	
SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.	UNCHANGED	
Sole Paragraph. The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	UNCHANGED	

SECTION 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.	UNCHANGED	
Paragraph 1º – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.	UNCHANGED	
Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the caput of this Section.	UNCHANGED	
CHAPTER VI **FISCAL YEAR AND FINANCIAL STATEMENTS**		
SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	UNCHANGED	
SECTION 46 – The Management shall submit to the Annual Shareholders' Meeting together with the	UNCHANGED	

financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.		
Paragraph 1º - The net income shall have the following destination:	UNCHANGED	
(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and	UNCHANGED	
(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders	UNCHANGED	
Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	UNCHANGED	
Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and	UNCHANGED	

regulations, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.		
Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.	UNCHANGED	
Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.	UNCHANGED	
CHAPTER VII LIQUIDATION		
SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.	UNCHANGED	
CHAPTER VIII		

DISPOSAL OF CORPORATE CONTROL		
SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.	UNCHANGED	
CHAPTER IX **ARBITRATION**		
SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well	UNCHANGED	

as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.		
CHAPTER X **DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT**		
SECTION I **GENERAL PROVISIONS**		
SECTION 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:	UNCHANGED	
I. the decision of the controlling shareholder or of the Company;	UNCHANGED	
II. the non-compliance with obligations under the Novo Mercado Rules; and	UNCHANGED	
III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.	UNCHANGED	
SECTION II **VOLUNTARY DELISTING OF THE COMPANY**		
SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures	UNCHANGED	

provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.		
Sole Paragraph. The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.	UNCHANGED	
SECTION III **COMPULSORY DELISTING OF THE COMPANY**		
SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.	UNCHANGED	
Sole Paragraph. In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares,	UNCHANGED	

without prejudice to the application of a financial penalty.		
CHAPTER XI CORPORATE RESTRUCTURING		
SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders' Meeting that resolved on the said restructuring.	UNCHANGED	
Sole Paragraph. In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.	UNCHANGED	
CHAPTER XII TEMPORARY PROVISIONS		
SECTION 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):	UNCHANGED	
I. The Company, its shareholders, including controlling shareholders, Senior Managers and	UNCHANGED	

members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;		
II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and	UNCHANGED	
III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	UNCHANGED	
SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.	UNCHANGED	
SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.	UNCHANGED	

SECTION 57 – The effectiveness of the provisions established in the items (iv) and (ix) of Paragraph 1º and 2º, of Section 23, and in the Sections 27, 28, 29 and 30, Chapters VIII, IX, X and XI, and in the Section 54 of these By-Laws are subject, upon suspensive condition, to the granting of Company's registration as a issuer with B3 and to the submission to Novo Mercado Rules.	~~**SECTION 57 –** The effectiveness of the provisions established in the items (iv) and (ix) of Paragraph 1º and 2º, of Section 23, and in the Sections 27, 28, 29 and 30, Chapters VIII, IX, X and XI, and in the Section 54 of these By-Laws are subject, upon suspensive condition, to the granting of Company's registration as a issuer with B3 and to the submission to Novo Mercado Rules.~~	Removed due to the register already granted to the Company by B3, in the Novo Mercado Rules.
SECTION 58 – This instrument is governed by the laws of Federative Republic of Brazil.	**SECTION 57~~8~~ –** This instrument is governed by the laws of Federative Republic of Brazil.	Renumbered to Section 57.

16 – Proposed Consolidated By-laws

TIM S.A.

Publicly-Held Company

CNPJ/ME nº 02.421.421/0001-11

NIRE 333.0032463-1

BY-LAWS

CHAPTER I
THE COMPANY'S CHARACTERISTICS

SECTION 1º - TIM S.A. (the "Company") is a publicly held company, governed by these By-laws and by the applicable legislation.

SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.

SECTION 3º - The purpose of the Company is to:

i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;

ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;

iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and

iv. Hold interest in the capital of other business or non-business companies.

Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:

i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;

ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;

iii. Provide administrative, consulting, advisory and planning services;

iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;

v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;

vi. Provide services of information security, of monitoring and of georeferencing;

vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;

viii. Provide commercial representation and insurance representative services;

ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;

x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;

xi. Promote charging and data management services;

xii. Engage in any other activities related or akin to the previous items.

SECTION 4º - The duration term of the Company is indeterminate.

CHAPTER II
CAPITAL STOCK

SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.

SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders' Meeting.

Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.

SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 ("Law 6,404/76").

CHAPTER III
SHAREHOLDERS' MEETING

SECTION 9º - The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

SECTION 10 – The following are exclusive powers of the Shareholders' Meeting:

I. To amend the By-Laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company's transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;

VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law no. 6,404/76;

IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided

in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and

X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.

SECTION 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.

SECTION 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.

Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the Shareholders' Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders' Meeting.

Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders' Meeting with the referred documents in the paragraph 1º above, until the

opening of the Meeting, may participate and vote, even though the documents have not been presented before.

SECTION 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.
Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.

Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders' Meeting shall be convened to:

(i) Take the management accounts; examine, discuss and vote the financial statements;

(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

SECTION 15 – The Shareholders' Meeting shall be convened, extraordinarily, whenever the Company's interests so require.

SECTION 16 – The shareholders shall exercise their voting rights in the Company's interests.

CHAPTER IV
COMPANY MANAGEMENT

SECTION I
GENERAL RULES

SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph 2º - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.

SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers' Meetings, as the case may be.

Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.

SECTION 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.

SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.

Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective

as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.

Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.

Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II
BOARD OF DIRECTORS

SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

i. Approving and following up the Company's annual budget and the Company's goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;

ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;

iii. Authorizing the issue of commercial papers for public offering;

iv. Deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

vi. Deciding on the approval of a program of depository receipts issued by the Company;

vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture that requires the incorporation of a new company;

viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;

x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;

xi. Deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;

xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company,

on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);

xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);

xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;

xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);

xx. Approving the Company' supplementary pension plan and that of its controlled companies;

xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;

xxii. Dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Officers of the Company, as the case may be;

xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;

xxiv. Approve the Board of Officers' internal rulings, with its respective organizational structure;

xxv. Appointing the Company's representatives in the management of its controlled companies;

xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;

xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the

publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;

xxviii. Decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;

xxix. review, annually, the corporate governance program, in order to improve it;

xxx. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;

xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and

xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company's administrative organization, always observing the provisions of these By-Laws.

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.

Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.

Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.

SECTION 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.

Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.

Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph 3º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

Subsection I
Committees of The Board of Directors

SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.

Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company's securities are listed.

Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office

of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.

Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.

Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.

Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;

VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's

management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and

XII. evaluating the quarterly information, interim statements and financial statements.

Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

SECTION III
BOARD OF EXECUTIVE OFFICERS

SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at

any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.

Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.

SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:

i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;

ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;

v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the

Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);

vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);

viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);

xi. Approve the execution of collective agreements by the Company or its controlled companies; and

xii. Establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.

Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company's Management, as follows:

i. To guarantee the effectiveness and the proper operation of the Board of Officers;

ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;

iii. To convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;

iv. To install and chair the Board of Officers' Meetings;

v. To coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;

vi. To combine the Board of Officers' activities with the interests of the Company, its shareholders and related parties; and

vii. To address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.

Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:

i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.

Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:

i. To ensure financial, administrative, economic-managerial and tax procedures.

Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:

i. To ensure the Company's tutelage and legal support, except for tax matters.

SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.

Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.

Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.

Paragraph 3º – The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph 4º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.

SECTION 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph 1º - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company's Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

i. any Officer, acting individually;

ii. 2 (two) attorneys acting jointly; or

iii. a single attorney, acting individually, as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of them necessarily being the Chief Executive Officer, or (b) by 3 (three) Officers acting jointly;

Paragraph 1º - The powers of attorney granted by the Company shall be signed by one Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section, observing the relevant levels of authority established by these By-laws.

Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.

SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company's corporate purposes.

CHAPTER V
FISCAL COUNCIL

SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company's management acts and of information to shareholders and shall be operated permanently.

SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.

Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.

Paragraph 3º – The term of office of the Fiscal Council's members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body's resolutions.

Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company's Policies and Code of Ethics and Conduct as well as

a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.

SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph 2º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.

SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.

Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

SECTION 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph 1º – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.

Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the caput of this Section.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

SECTION 46 – The Management shall submit to the Annual Shareholders' Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.

Paragraph 1º - The net income shall have the following destination:

(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and

(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders

Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.

Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.

Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.

CHAPTER VII
LIQUIDATION

SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII
DISPOSAL OF CORPORATE CONTROL

SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.

CHAPTER IX
ARBITRATION

SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.

CHAPTER X
DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT

SECTION I
GENERAL PROVISIONS

SECTION 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:

I. the decision of the controlling shareholder or of the Company;

II. the non-compliance with obligations under the Novo Mercado Rules; and

III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.

SECTION II
VOLUNTARY DELISTING OF THE COMPANY

SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.

Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.

SECTION III
COMPULSORY DELISTING OF THE COMPANY

SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.

Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.

CHAPTER XI
CORPORATE RESTRUCTURING

SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders' Meeting that resolved on the said restructuring.

Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.

CHAPTER XII
TEMPORARY PROVISIONS

SECTION 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.

SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.

SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil.